Exhibit 99.1

Itaú Unibanco Holding S.A.

March 31, 2017

Complete Financial Statements
in IFRS

Report on review of consolidated interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying consolidated interim balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ("Company") as at March 31, 2017, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2017, and their consolidated financial performance and cash flows for the three-month period then ended, in accordance with IAS 34 - "Interim Financial Reporting", issued by the International Accounting Standards Board (IASB).

Other matters

Supplementary information - statement of value added

We have also reviewed the consolidated statement of value added for the three-month period ended March 31, 2017, which is the responsibility of the Company's management. The presentation of this statement is required by the Brazilian corporate legislation for listed companies, but is considered supplementary information for purposes of International Financial Reporting Standards (IFRS). This statement was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the consolidated financial statements taken as a whole.

São Paulo, May 02, 2017

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	2

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	03/31/2017	12/31/2016
Cash and deposits on demand	4	20,224	18,542
Central Bank compulsory deposits	5	84,630	85,700
Interbank deposits	6	26,541	22,692
Securities purchased under agreements to resell	6	249,582	265,051
Financial assets held for trading	7a	210,187	204,648
Pledged as collateral		7,131	12,950
Other		203,056	191,698
Financial assets designated at fair value through profit or loss	7b	1,993	1,191
Derivatives	8 and 9	22,704	24,231
Available-for-sale financial assets	10	88,655	88,277
Pledged as collateral		23,527	17,435
Other		65,128	70,842
Held -to-maturity financial assets	11	38,848	40,495
Pledged as collateral		2,294	11,778
Other		36,554	28,717
Loan operations and lease operations portfolio, net	12	450,033	463,394
Loan operations and lease operations portfolio		477,846	490,366
(-) Allowance for loan and lease losses		(27,813)	(26,972)
Other financial assets	20a	49,823	53,917
Investments in associates and joint ventures	13	5,073	5,073
Goodwill	3	9,573	9,675
Fixed assets, net	15	7,799	8,042
Intangible assets, net	16	7,236	7,381
Tax assets		41,527	44,274
Income tax and social contribution - current		1,755	2,703
Income tax and social contribution - deferred	27b	34,524	37,395
Other		5,248	4,176
Assets held for sale	36.7	770	631
Other assets	20a	8,797	10,027
Total assets		1,323,995	1,353,241

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	3

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	03/31/2017	12/31/2016
Deposits	17	324,926	329,414
Securities sold under repurchase agreements	19a	329,977	349,164
Financial liabilities held for trading	18	482	519
Derivatives	8 and 9	23,125	24,698
Interbank market debt	19a	132,789	135,483
Institutional market debt	19b	95,082	96,239
Other financial liabilities	20b	63,823	71,832
Reserves for insurance and private pension	30c ll	161,822	154,076
Liabilities for capitalization plans		3,203	3,147
Provisions	32	21,278	20,909
Tax liabilities		5,296	5,836
Income tax and social contribution - current		956	1,741
Income tax and social contribution - deferred	27b II	580	643
Other		3,760	3,452
Other liabilities	20b	28,033	27,110
Total liabilities		1,189,836	1,218,427
Capital	21a	97,148	97,148
Treasury shares	21a	(1,617)	(1,882)
Additional paid-in capital	21c	1,461	1,785
Appropriated reserves	21d	2,392	3,443
Unappropriated reserves	21e	25,573	25,362
Cumulative other comprehensive income		(2,794)	(3,274)
Total stockholders’ equity attributed to the owners of the parent
company		122,163	122,582
Non-controlling interests	21f	11,996	12,232
Total stockholders’ equity		134,159	134,814
Total liabilities and stockholders' equity		1,323,995	1,353,241

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	4

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income
Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

		01/01 to	01/01 to
	Note	03/31/2017	03/31/2016
Banking product		29,513	29,808
Interest and similar income	23a	40,270	38,707
Interest and similar expense	23b	(24,177)	(22,686)
Dividend income		5	10
Net gain (loss) on investment securities and derivatives	23c	2,770	3,012
Foreign exchange results and exchange variations on transactions		552	1,509
Banking service fees	24	8,272	7,440
Income related to insurance, private pension and capitalization operations before claim and selling expenses		1,409	1,564
Income related to insurance and private pension	30b III	6,868	5,446
Reinsurance Premiums	30b III	(14)	(19)
Change in reserves for insurance and private pension		(5,591)	(4,012)
Revenue from capitalization plans		146	149
Other income	25	412	252
Losses on loans and claims		(5,868)	(5,856)
Expenses for allowance for loan and lease losses	12b	(6,396)	(6,293)
Recovery of loans written-off as loss		849	831
Expenses for claims		(331)	(399)
Recovery of claims under reinsurance		10	5
Banking product net of losses on loans and claims		23,645	23,952
Other operating income (expenses)		(14,240)	(13,277)
General and administrative expenses	26	(12,499)	(11,387)
Tax expenses		(1,889)	(2,016)
Share of profit or (loss) in associates and joint ventures	13	148	126
Income before income tax and social contribution	27	9,405	10,675
Current income tax and social contribution		(1,130)	(933)
Deferred income tax and social contribution		(2,397)	(4,044)
Net income		5,878	5,698
Net income attributable to owners of the parent company	28	6,001	5,711
Net income (loss) attributable to non-controlling interests	21f	(123)	(13)
Earnings per share - basic	28
Common		0.92	0.88
Preferred		0.92	0.88
Earnings per share - diluted	28
Common		0.92	0.87
Preferred		0.92	0.87
Weighted average number of shares outstanding - basic	28
Common		3,351,741,143	3,351,741,143
Preferred		3,162,440,944	3,163,470,918
Weighted average number of shares outstanding - diluted	28
Common		3,351,741,143	3,351,741,143
Preferred		3,195,108,352	3,190,744,588

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

		01/01 to	01/01 to
	Note	03/31/2017	03/31/2016
Net income		5,878	5,698
Available-for-sale financial assets		849	1,204
Change in fair value		1,628	1,504
Income tax effect		(652)	(634)
(Gains) / losses transferred to income statement	23c	(212)	556
Income tax effect		85	(222)
Hedge		(101)	(610)
Cash flow hedge	9	(352)	(1,630)
Change in fair value		(615)	(3,005)
Income tax effect		263	1,375
Hedge of net investment in foreign operation	9	251	1,020
Change in fair value		414	1,784
Income tax effect		(163)	(764)
Remeasurements of liabilities for post-employment benefits (*)		(64)	(9)
Remeasurements	29	(25)	(4)
Income tax effect		(39)	(5)
Foreign exchange differences on foreign investments		(204)	(1,337)
Total comprehensive income		6,358	4,946
Comprehensive income attributable to non-controlling interests		(123)	(13)
Comprehensive income attributable to the owners of the parent company		6,481	4,959

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	6

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)

Periods ended March 31, 2017 and 2016

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income				Total	Total
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale (1)	Remeasurements of liabilities of post- employment benefits	Cumulative translation adjustments abroad	Gains and losses – hedge (2)	stockholders’ equity – owners of the parent company	stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2016	85,148	(4,353)	1,733	10,067	20,947	-	(2,771)	(225)	4,822	(3,116)	112,252	1,807	114,059
Transactions with owners	-	209	(328)	-	-	(1,144)	-	-	-	-	(1,263)	(21)	(1,284)
Treasury shares - granting of stock options	-	209	(112)	-	-	-	-	-	-	-	97	-	97
Granting of stock options – exercised options	-	409	(38)	-	-	-	-	-	-	-	371	-	371
Acquisition of treasury shares (Note 21a)	-	(200)	-	-	-	-	-	-	-	-	(200)	-	(200)
Granted options recognized	-	-	(74)	-	-	-	-	-	-	-	(74)	-	(74)
Share-based payment – variable compensation	-	-	(216)	-	-	-	-	-	-	-	(216)	-	(216)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	9	9
Dividends and interest on capital - Statutory Reserve (Note 21b)	-	-	-	-	-	(1,144)	-	-	-	-	(1,144)	(30)	(1,174)
Dividends / Interest on capital paid in 2016 - Year 2015 - Special profit reserve	-	-	-	(2,697)	-	-	-	-	-	-	(2,697)	-	(2,697)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(157)	-	-	-	-	-	-	(157)	-	(157)
Other	-	-	-	-	(7)	-	-	-	-	-	(7)	-	(7)
Total comprehensive income	-	-	-	-	-	5,711	1,204	(9)	(1,337)	(610)	4,959	(13)	4,946
Net income	-	-	-	-	-	5,711	-	-	-	-	5,711	(13)	5,698
Other comprehensive income for the period	-	-	-	-	-	-	1,204	(9)	(1,337)	(610)	(752)	-	(752)
Appropriations:
Legal reserve	-	-	-	213	-	(213)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	2,906	1,448	(4,354)	-	-	-	-	-	-	-
Balance at 03/31/2016	85,148	(4,144)	1,405	10,332	22,388	-	(1,567)	(234)	3,485	(3,726)	113,087	1,773	114,860
Change in the period	-	209	(328)	265	1,441	-	1,204	(9)	(1,337)	(610)	835	(34)	801
Balance at 01/01/2017	97,148	(1,882)	1,785	3,443	25,362	-	(731)	(815)	2,085	(3,813)	122,582	12,232	134,814
Transactions with owners	-	265	(324)	1,290	-	(2,854)	-	-	-	-	(1,623)	(113)	(1,736)
Treasury shares - granting of stock options	-	265	(85)	-	-	-	-	-	-	-	180	-	180
Granting of stock options – exercised options	-	551	(6)	-	-	-	-	-	-	-	545	-	545
Acquisition of treasury shares (Note 21a)	-	(286)	-	-	-	-	-	-	-	-	(286)	-	(286)
Granted options recognized	-	-	(79)	-	-	-	-	-	-	-	(79)	-	(79)
Share-based payment – variable compensation	-	-	(239)	-	-	-	-	-	-	-	(239)	-	(239)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	(98)	(98)
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	1,290	-	(2,854)	-	-	-	-	(1,564)	(15)	(1,579)
Dividends / Interest on capital paid in 2017 - Year 2016 - Special profit reserve	-	-	-	(5,048)	-	-	-	-	-	-	(5,048)	-	(5,048)
Corporate reorganizations (Note 2.4 a III)	-	-	-	(224)	-	-	-	-	-	-	(224)	-	(224)
Other	-	-	-	-	(5)	-	-	-	-	-	(5)	-	(5)
Total comprehensive income	-	-	-	-	-	6,001	849	(64)	(204)	(101)	6,481	(123)	6,358
Net income	-	-	-	-	-	6,001	-	-	-	-	6,001	(123)	5,878
Other comprehensive income for the period	-	-	-	-	-	-	849	(64)	(204)	(101)	480	-	480
Appropriations:
Legal reserve	-	-	-	289	-	(289)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	2,642	216	(2,858)	-	-	-	-	-	-	-
Balance at 03/31/2017	97,148	(1,617)	1,461	2,392	25,573	-	118	(879)	1,881	(3,914)	122,163	11,996	134,159
Change in the period	-	265	(324)	(1,051)	211	-	849	(64)	(204)	(101)	(419)	(236)	(655)

(1)	Includes Share of other comprehensive income in associates and joint ventures – Available-for-sale financial assets.

(2)	Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	7

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

		01/01 to	01/01 to
	Note	03/31/2017	03/31/2016
Adjusted net income		19,490	15,229
Net income		5,878	5,698
Adjustments to net income:		13,612	9,531
Granted options recognized and share-based payment – variable compensation		(318)	(290)
Effects of changes in exchange rates on cash and cash equivalents		(398)	(3,176)
Expenses for allowance for loan and lease losses	12b	6,396	6,293
Interest and foreign exchange expense from operations with subordinated debt		376	(1,184)
Change in reserves for insurance and private pension		5,591	4,012
Revenue from capitalization plans		(146)	(149)
Depreciation and amortization	15 and 16	820	728
Interest expense from provision for contingent and legal liabilities		435	433
Provision for contingent and legal liabilities		702	832
Interest income related to escrow deposits		(88)	(91)
Deferred taxes (excluding hedge tax effects)	27b	1,330	952
Share of profit or (loss) in associates and joint ventures		(148)	(126)
(Gain) loss on available-for-sale securities	23c	(212)	556
Interest and foreign exchange income related to available-for-sale financial assets		(1,203)	185
Interest and foreign exchange income related to held-to-maturity financial assets		339	482
(Gain) loss on sale of assets held for sale	25 and 26	54	2
(Gain) loss on sale of investments	25 and 26	(5)	1
(Gain) loss on sale of fixed assets	25 and 26	4	2
Other		83	70
Change in assets and liabilities (*)		(20,526)	18,343
(Increase) decrease in assets		6,802	80,397
Interbank deposits		681	32
Securities purchased under agreements to resell		3,933	70,609
Compulsory deposits with the Central Bank of Brazil		1,028	(1,309)
Financial assets held for trading		(5,539)	(5,734)
Derivatives (assets / liabilities)		(232)	(3,617)
Financial assets designated at fair value through profit or loss		(802)	189
Loan operations		5,431	18,067
Other financial assets		3,964	(1,299)
Other tax assets		1,390	2,609
Other assets		(3,052)	850
(Decrease) increase in liabilities		(27,328)	(62,054)
Deposits		(900)	(23,515)
Deposits received under securities repurchase agreements		(19,182)	(30,678)
Financial liabilities held for trading		(37)	36
Funds from interbank markets		(2,600)	(8,433)
Other financial liabilities		(7,878)	(1,004)
Technical reserve for insurance and private pension		2,155	1,653
Liabilities for capitalization plans		202	131
Provisions		(498)	(515)
Tax liabilities		1,631	1,560
Other liabilities		1,855	1,945
Payment of income tax and social contribution		(2,076)	(3,234)
Net cash from (used in) operating activities		(1,036)	33,573
Interest on capital / dividends received from investments in associates and joint ventures		159	137
Cash received on sale of available-for-sale financial assets		7,404	3,447
Cash received from redemption of held-to-maturity financial assets		1,324	887
Cash upon sale of assets held for sale		18	110
Cash upon sale of investments in associates and joint ventures		11	(1)
Cash and cash equivalents, net of assets and liabilities due from Recovery acquisition	3	-	(714)
Cash upon sale of fixed assets	15	8	8
Cash upon sale of intangible assets	16	20	3
Purchase of available-for-sale financial assets		(4,978)	(2,127)
Purchase of held-to-maturity financial assets		(16)	(288)
Purchase of investments in associates and joint ventures	13	-	(144)
Purchase of fixed assets	15	(168)	(146)
(Cash upon sale) Purchase of intangible assets / Goodwill	16	(93)	(171)
Net cash from (used in) investing activities		3,689	1,002
Funding from institutional markets		3,502	-
Redemptions in institutional markets		(4,570)	(7,727)
(Acquisition) / Disposal of interest of non-controlling stockholders		(98)	-
Granting of stock options – exercised options		545	371
Purchase of treasury shares		(286)	(200)
Dividends and interest on capital paid to non-controlling interests		(15)	(30)
Dividends and interest on capital paid		(7,274)	(4,826)
Net cash from (used in) financing activities		(8,196)	(12,412)

Net increase (decrease) in cash and cash equivalents	2.4c and 4	(5,543)	22,162

Cash and cash equivalents at the beginning of the period	4	96,119	91,649
Effects of changes in exchange rates on cash and cash equivalents		398	3,176
Cash and cash equivalents at the end of the period	4	90,974	116,987
Additional information on cash flow
Interest received		35,579	44,303
Interest paid		27,168	19,333
Non -cash transactions
Loans transferred to assets held for sale		-	-
Dividends and interest on capital declared and not yet paid		1,545	1,107

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	8

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of Reais)

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Income	48,143	47,032
Interest, similar income and other	43,597	43,238
Banking services	8,272	7,440
Income related to insurance, private pension and capitalization operations before claim and selling expenses	1,409	1,564
Result of loan losses	(5,547)	(5,462)
Other	412	252
Expenses	(26,609)	(25,028)
Interest, similar income and other	(24,177)	(22,686)
Other	(2,432)	(2,342)
Inputs purchased from third parties	(3,764)	(3,517)
Materials, energy and others	(184)	(183)
Third party services	(991)	(931)
Other	(2,589)	(2,403)
Data processing and telecommunications	(981)	(933)
Advertising, promotions and publication	(223)	(208)
Installations	(268)	(247)
Transportation	(85)	(99)
Security	(185)	(177)
Travel expenses	(43)	(40)
Other	(804)	(699)
Gross added value	17,770	18,487
Depreciation and amortization	(746)	(670)
Net added value produced by the company	17,024	17,817
Added value received through transfer	148	126
Total added value to be distributed	17,172	17,943
Distribution of added value	17,172	17,943
Personnel	4,953	2,947
Compensation	3,870	1,460
Benefits	875	683
FGTS – government severance pay fund	208	804
Taxes, fees and contributions	5,968	8,957
Federal	5,675	7,818
State	-	16
Municipal	293	1,123
Return on third parties’ assets - Rent	373	341
Return on own assets	5,878	5,698
Dividends and interest on capital	1,579	1,174
Retained earnings (loss) for the period	4,422	4,537
Minority interest in retained earnings	(123)	(13)

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	9

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At March 31, 2017 and December 31, 2016 for balance sheet accounts and from January 1 to March 31, 2017, and 2016 for income statement accounts

(In millions of Reais, except information per share)

Note 1 - Overview

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, whether these clients have Brazilian links or not through its international branches, subsidiaries and affiliates.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into three operating and reportable segments: (1) Retail Banking, which comprises the retail and high net worth clients (Itaú Uniclass and Personnalité) and the corporate segment (very small and small companies); (2) Wholesale Banking, which covers the wholesale products and services for middle-market and large companies, as well as the investment banking, in addition to the activities of the Latin America unit and (3) Activities with the Market + Corporation, which mainly manages the financial results associated with capital surplus, subordinated debt, and net debt of tax credits and debits of ITAÚ UNIBANCO HOLDING.

These consolidated financial statements were approved by the Executive Board on May 2, 2017.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	10

Note 2 – Significant accounting policies

2.1.	Basis of preparation

These Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared taking into account the requirements and guidelines set out by the National Monetary Council (CMN), which established that as from December 31, 2010 annual Consolidated Financial Statements are to be prepared in accordance with the International Financial Reporting Standards (IFRS), as approved by the International Accounting Standards Board (IASB).

In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period, arising from operating, investing, and financing activities, and include highly-liquid investments (Note 2.4c).

The Cash flows of operating activities are calculated by the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid are classified as operating cash flows.

Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING.

2.2.	New accounting standards and new accounting standards changes and interpretations

a)	Accounting standards applicable for period ended March 31, 2017

There were no new accounting pronouncements for the period ended March 31, 2017.

b)	Accounting standards recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IFRS 9 – Financial Instruments – This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 applies to financial instruments and will be adopted retrospectively at its effective date, on January 1, 2018. This standard is structured to cover the pillars (I) classification and measurement of financial assets (II) impairment, and (III) hedge accounting. Among the amendments, the items below may have the most significant impacts:

(I)	Classification and measurement of financial assets: the classification of financial assets should depend on two criteria: the entity´s business model for managing its financial assets and the characteristics of the contractual cash flow of financial assets;
(II)	Impairment: The new standards introduced the expected loss approach and classification into three phases;
(III)	Hedge accounting: The hedge accounting requirements are closed aligned with risk management and should be applied on a prospective basis.

IFRS 9 is in process of implementation by ITAÚ UNIBANCO HOLDING, and an evaluation of the possible impacts resulting from the adoption of this standard has been conducted and will be completed through its effective date. The adoption of the expected loss in relation to the incurred loss approach is likely to require an increase in the allowance for loan and lease losses since the recognition of losses will be anticipated. The finance, risks, and technology departments as well as Management are involved in the implementation process.

•	IFRS 15 – “Revenue from Contracts with Customers” – The pronouncement replaces IAS 18 – Revenues and IAS 11– Construction Contracts, as well as interpretations related thereto (IFRICs 13, 15 and 18). It requires that revenue is recognized in a way that shows the transfer of assets or services to the client for an amount that reflects the company’s expectation of having in consideration the rights to these assets or services. ITAU UNIBANCO HOLDING will adopt IFRS 15 retrospectively only for contracts with remaining obligations until the date this standard comes into effect. Other effects should be adjusted with a counter-entry to Retained Earnings (Losses). This standard is effective for annual periods beginning on January 1, 2018. At the moment, no significant impacts from the adoption of this standard were identified.

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•	IFRS 16 – “Leases” – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) recognizing leases which terms exceeds 12 months and with substantial amounts; (b) initially recognizing lease in assets and liabilities at present value; and (c) recognizing depreciation and interest from lease separately in the result. For the lessor, accounting will continue to be segregated between operating and financial lease. This standard is effective for annual periods beginning on January 1, 2019. Possible impacts arising from the adoption of this standard are being assessed and will be completed by the date this standard is effective.

•	Amendment to IFRS 10 – “Consolidated Financial Statements” and IAS 28 – “Investments in Associates and Joint Ventures” – The amendments refer to an inconsistency between IFRS 10 and IAS 28 requirements, when addressing the sale or contribution of assets between an investor and its associate or joint venture. The effective date has not been defined by IASB yet. No material impacts arising from this change on the consolidated financial statements of ITAÚ UNIBANCO HOLDING were identified.

2.3.	Critical accounting estimates and judgments

The preparation of Consolidated Financial Statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

2.3.1 Critical accounting estimates

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in compliance with the applicable standards. Estimates are evaluated continuously, considering past experience and other factors.

The Consolidated Financial Statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for loan and lease losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in the cash flows received in relation to those expected from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4d X). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients.

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Methodology and assumptions used by Management are detailed in Note 2.4d X. Allowance for loan losses is detailed in Note 12b.

b)	Deferred income tax and social contribution

As explained in Note 2.4k, Deferred tax assets are recognized only in relation to temporary differences and tax assets and loss for offset to the extent it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 27.

c)	Fair value of financial instruments, including derivatives

The fair value of Financial Instruments is measured recurrently, in conformity with the requirements of IAS 39 – Financial Instruments: Recognition and Measurement. The fair value of financial instruments, including derivatives that are not traded in active markets, is determined by using valuation techniques. This calculation is based on assumptions that take into consideration Management’s judgment based on market information and conditions in place at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks fair value measurements using a fair value hierarchy that reflects the significance of inputs used in the measurement process.

The fair value of Financial Instruments, including Derivatives, as well as the fair value hierarchy, are presented in Note 31.

The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long term of indexes. At the end of the monthly closings, the areas meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy. ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants, however, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

d)	Defined benefit pension plan

The current amount of pension plan obligations is obtained from actuarial calculations that use a set of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian Reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

The main assumptions on Pension plan obligations are based on, in part, current market conditions. Additional information is disclosed in Note 29.

e)	Provisions, contingencies and other commitments

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

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Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 32.

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

Additional information is described in Note 30.

2.3.2	Critical judgments in accounting policies

a)	Goodwill

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining the expected cash flows and a risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. Semi-annually submitted to the impairment test and, at March 31, 2017 and 2016, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

2.4.	Summary of main accounting practices

a)	Consolidation

I.	Subsidiaries

In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains control and are no longer consolidated as from the date such control is lost.

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The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at 03/31/2017 and 12/31/2016.

		Functional	Incorporation		Interest in voting capital at		Interest in total capital at
		currency	country	Activity	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Domestic
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A(*)			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.(**)			Brazil	Insurance	99.99%	99.99%	99.99%	99.99%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento			Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign
Banco CorpBanca Colombia S.A.	(Note 3)	Colombian peso	Colombia	Financial institution	23.67%	23.67%	23.67%	23.67%
Banco Itaú Argentina S.A.		Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú (Suisse) S.A.		Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombian peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 3)	Chilean peso	Chile	Financial institution	35.71%	35.71%	35.71%	35.71%

(*) New company name of Banco Itaú BMG Consignado S.A..

(**) New company name of Itaú BMG Seguradora S.A.

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all these joint ventures, noteworthy is that for all Financeira Itaú CBD S.A Crédito, Financiamento e Investimento (FIC) the minimum capital percentage is 25% higher than that required by the Central Bank of Brazil (Note 33).

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II.	Business combinations

Accounting for business combinations under IFRS 3 is only applicable when a business is acquired. Under IFRS 3 – Business Combinations, a business is defined as an integrated set of activities and assets that is conducted and managed so to provide a return to investors, cost reduction or other economic benefits, and it should be recorded when a business is acquired. In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a direct return, as dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants.. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, if any, over the fair value of identifiable net assets acquired, is accounted for as goodwill.

The treatment of goodwill is described in Note 2.4h. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

III.	Transactions with non-controlling stockholders

IFRS 10 – “Consolidated Financial Statements” establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity.

b)	Foreign currency translation

I.	Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as set forth in IAS 21 – The Effects of changes in foreign exchange rates.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian Real are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date.
•	Income and expenses are translated at monthly average exchange rates.
•	Exchange differences arising from currency translation are recorded in other comprehensive income.

II.	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange results and exchange variations on transactions.

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c)	Cash and cash equivalents

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the Consolidated Balance Sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

d)	Financial Assets and Liabilities

In accordance with IAS 39 - Financial instruments: Recognition and measurement, financial assets and liabilities, including derivative financial instruments, should be recognized in the Balance Sheet, and measured in accordance with the category in which the instrument was classified.

Financial assets and liabilities may be classified as follows:

Categories	Recognition and Measurement
• Financial assets and liabilities at fair value through profit or loss – held for trading • Financial assets and liabilities at fair value through profit or loss – designated at fair value

•     Initial and subsequently recognized at fair value;

•     Transaction costs are directly recognized in the Consolidated Statement of Income;

•     Gains and losses arising from changes in fair value are directly included in Net gain (loss) from investments in securities and derivatives.

• Available-for-sale financial assets (*)

•     Initial and subsequently recognized at fair value plus transaction costs;

•     Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income.

• Held-to-maturity financial assets (*) • Loans and receivables • Financial liabilities at amortized cost	• Initially recognized at fair value plus transaction costs; • Subsequently measured at amortized cost, using the effective interest rate method.

(*)Interest, including the amortization of premiums and discounts, is recognized in the Consolidated Statement of income under Interest and similar income.

The classification of financial assets and liabilities depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

Effective interest rate – when calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows including all contractual terms of the financial instrument, but does not include future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

Interest and similar income and expense are recognized in the Consolidated Statement of Income, in Interest and similar income and Interest and similar expense, respectively.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables and financial liabilities at amortized cost the following Balance Sheet headings:

Loans and receivables	Financial liabilities at amortized cost

•      Central Banks compulsory deposits (Note 2.4dl and Note 5);

•      Interbank deposits (Note 6);

•      Securities purchased under agreements to resell (Note 2.4dll and Note 6);

•      Loan operations (Note 2.4dVIII and Note 12); and

•      Other financial assets (Note 20a).

•     Deposits (Note 17);

•     Securities sold under repurchase agreements (Note 2.4dll and Note 19a);

•     Funds from interbank markets (Note 19a);

•     Funds from institutional markets (Note 19b);

•     Liabilities for capitalization plans; and

•     Other financial liabilities (Note 20b).

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Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all risks and rewards of ownership, and such transfer qualifies for write-off in accordance with IAS 39 requirements.

Otherwise, control should be assessed to determine whether the continuous involvement related to any retained control does not prevent write-off. Financial liabilities are derecognized when settled or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet solely when there is a legally enforceable right to offset the recognized amounts and intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I.	Central Bank Compulsory deposits

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits.

II – Securities purchased under agreements to resell

ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the Consolidated Financial Statements. When the counterparty has the right to sell or re-pledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets.

III- Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of trading transactions.

IV- Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates accounting mismatches in income or when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of debt instruments and embedded derivatives that should otherwise be separated.

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V- Derivatives

All derivatives are recorded as assets when the fair value is positive and as liabilities when the fair value is negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the Consolidated Statement of income in Net gain (loss) on investment securities and derivatives.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	At the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge;

•	The hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship;

•	For a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss;

•	The effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured;

•	The hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, fair value hedge and hedge of net investments, as detailed in Note 9.

Fair value hedge

For derivatives that are designated and qualify as fair value hedges, the following practices are adopted:

a)	The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and

b)	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, the entity should prospectively discontinue the accounting hedge. In addition, any adjustment in the book value of the hedged item should be amortized in income.

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Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income.

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	The portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income;
b)	The ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the disposal of the investment in the foreign operation.

VI - Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) on Investments in Securities and Derivatives – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the Consolidated Statement of Income as Dividend Income when it is probable that ITAÚ UNIBANCO HOLDING is entitled to receive such dividends and inflow of economic benefits.

VII- Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets for which ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

Both impairment of held-to-maturity financial assets and reversal of this loss are recorded, when applicable, in the Consolidated statement of income.

VIII- Loan operations

ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. In this case, accrual of interest is no longer recognized.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

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Both the credit risk and the finance areas are responsible for defining the methodologies used to measure the allowance for loan losses and for assessing changes in the provision amounts on a recurring basis.

These areas monitor the trends observed in allowance for loan losses by segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, in order to understand the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

IX - Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant rate of return on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under Interest and similar income.

X- Allowance for loan and lease losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	Default in principal or interest payment.
•	Financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios).
•	Breach of loan clauses or terms.
•	Entering into bankruptcy.
•	Loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by Management for each portfolio of similar receivables. Considering the representativeness of several homogeneous groups, management chose to use a twelve month period as being the most representative. For portfolios of loans that are individually evaluated for impairment this period is at most 12 months, considering the review cycle for each loan operation.

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Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, methodologies are used that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, ITAÚ UNIBANCO HOLDING classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and officers in corporate credit risk. ITAÚ UNIBANCO HOLDING estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (loss given default).

To determine the amount of the allowance for individually insignificant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan and lease losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America. Each of the four portfolio areas responsible for defining the methodology to measure the allowance for loan and lease losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four areas.

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The methodology is based on two components to determine the amount of the allowance: The probability of default by the client or counterparty (PD), and the potential economic loss that may occur in the event of default, being the debt that cannot be recovered (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are regularly updated for changes in economic and business conditions.

A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes of economic conditions, in the performance of the portfolio or when a change is made in the methodology for calculating the allowance for loan and lease losses. When a change in the model is made, the model is validated through back-testing and statistical methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio inside and outside Brazil;

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information);

•	Small / Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others;

•	Foreign Units – Latin America – considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

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Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of Income under Expense for allowance for loan and lease losses.

When a loan is uncollectible, it is written-off in the balance sheet under allowance for loan and lease losses. Write-off as losses occur after 360 days of credits have matured or after 540 days for loans with maturities over 36 months.

In almost all cases for loan products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

e)	Investments in associates and joint ventures

I – Associates

In conformity with IAS 28 - Investments in Associates and Joint Ventures, associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

II – Joint arrangements

ITAÚ UNIBANCO HOLDING reviews the nature of its joint business to assess whether it has joint operations and joint ventures. Joint ventures are recognized by the equity method in conformity with the requirements of IFRS 11 – Joint Arrangements.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

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Gains and losses from dilution arising from investments in associates and joint ventures are recognized in the consolidated statement of income.

f)	Lease commitments (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

ITAÚ UNIBANCO HOLDING leases certain fixed assets, and those substantially holding the risks and benefits incidental to the ownership are classified as finance leases.

Each lease installment paid is allocated part to liabilities and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. Corresponding obligations, net of future financial charges, are included in Other financial liabilities. Interest expenses are recognized in the Consolidated Statement of Income over the lease term, to produce a constant periodic interest rate on the remaining liabilities balance for each period.

Expenses related to operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

g)	Fixed assets

According to IAS 16 – Property, Plant and Equipment, fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are presented in Note 15.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under Other income or General and administrative expenses.

h)	Goodwill

In accordance with IFRS 3 – “Business combinations”, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment semi-annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36 – Impairment of assets, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

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IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed.

Goodwill arising from the acquisition of subsidiaries is presented in the Consolidated Balance Sheet under the line Goodwill.

Goodwill of associates and joint ventures is reported as part of investment in the consolidated balance sheet under Investments in associates and joint ventures, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

i)	Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the cost model to measure its intangible assets after its initial recognition.

The breakdown of intangible assets is described in Note 16.

j)	Assets held for sale

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale.

k)	Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and social contribution - current and tax liabilities – income tax and Social contribution – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

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Income tax and social contribution expense is recognized in the consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in Other comprehensive income and subsequently recognized in Income together with the recognition of the gain / loss originally deferred.

Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	20.00%

(*) On october 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until december 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50%.

l)	Insurance contracts and private pension

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

At the time of the first-time adoption of IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”).

Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk.

These agreements may be reclassified as insurance contracts after their initial classification should the insurance risk become significant.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 30 presents a detailed description of all products classified as insurance contracts.

Private pension plans

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

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Insurance premiums

Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. ITAÚ UNIBANCO HOLDING conducts the liability adequacy test under IFRS by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.

Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period.

The assumptions used to conduct the liability adequacy test are detailed in Note 30.

m)	Capitalization plans

For regulatory purposes in Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

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Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

n)	Post-employments benefits

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred.

Additionally, ITAÚ UNIBANCO HOLDING also sponsors Defined Benefit Plans and Defined Contribution Plans, accounted for in accordance with IAS 19 (R1) – “Employee benefits”.

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the Consolidated Balance Sheet with respect to the defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. Defined benefit obligations are calculated on a yearly basis by an independent actuarial advisor based on the projected unit credit method. The present value of defined benefit obligations is determined by discounting the estimated amount of future cash flows of benefit payments based on Brazilian government securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. They are recognized in the Consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period.

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arising from the non-adoption of the assumptions established in the latest evaluation, as compared to those effectively carried out or changes in such assumptions, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in Other Comprehensive Income.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is contractual committed to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Likewise the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and costs expected from these benefits are accumulated during the employment period and gains and losses arising from adjustments of practices and changes in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period they occurred.

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o)	Share-based payment

Share-based payment is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period). The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

p)	Financial guarantees

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the consolidated balance sheet under Other liabilities. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under Banking service fees.

After issuance, based on the best estimate, if ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization, a provision will be recognized for such amount.

q)	Provisions, contingent assets and contingent liabilities

Provisions, contingent assets and contingent liabilities are assessed, recognized and disclosed in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. Contingent assets and liabilities are potential rights and obligations arising from past events for which materialization depends on uncertain future events.

Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain, which generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on Management’s best estimates, and are classified as:

•	Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions.
•	Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded.
•	Remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

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The amount of court escrow deposits is adjusted in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

r)	Capital

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

s)	Treasury shares

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our share-based payment, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

t)	Dividends and interest on capital

Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by stockholders at a Stockholders´ Meeting.

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under Brazilian accounting standards and regulations for financial institutions and not based on these consolidated financial statements prepared under IFRS.

Dividends and interest on capital are presented in Note 21.

u)	Earnings per share

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds were used to purchase shares of ITAÚ UNIBANCO HOLDING.

Earnings per share are presented in Note 28.

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v)	Revenue from services

Services related to current accounts are offered to clients either in formal packages or individually, and their income is recognized when these services are provided.

Revenue from certain services, such as fees from funds management, performance, collection for retail clients and custody, is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

w)	Segment information

Segment information is disclosed consistently with the internal report prepared for the Executive Committee, which makes the operational decisions of ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Activities with the Market + Corporation.

Segment information is presented in Note 34.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	32

Note 3 – Business development

Credit Intelligence Bureau (“CIB”)

In January 21, 2016, the ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), sidnedd a Memorandum of Understanding with Banco Bradesco S.A. Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau (“CIB”) which will enable greater efficiency in the management and granting of credit lines at long and medium terms.

CIB will be structured as a corporation and the Parties, each of them holding a 20% equity ownership, will share its control.

CIB’s incorporation is subject to the execution of definitive documents among the Parties, as well as the satisfaction of certain conditions precedent, including the approval by applicable regulatory authorities. The transaction was approved by CADE on November 9, 2016.

Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), entered into a purchase and sale agreement with Banco BMG S.A. (BMG) for acquisition of a 40% interest in the capital of Banco Itaú BMG Consignado S.A. (Itaú BMG Consignado), corresponding to BMG’s total interest in Itaú BMG Consignado, for the amount of R$ 1,460, and now holds 100% of Itaú BMG Consignado.

Itaú Unibanco and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

After compliance with conditions precedent and approval by proper regulatory authorities, the transaction was completed on December 28, 2016.

Currently, Itaú Consignado S.A (current corporate name of Itaú BMG Consignado) is controlled by ITAÚ UNIBANCO HOLDING and, therefore, this acquisition did not have accounting effects on its results on initial recognition.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170.

ConectCar, located in Barueri, São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method (Note 2.4e II).

The acquisition will not have accounting effects on the results of ITAÚ UNIBANCO HOLDING on initial recognition.

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. to acquire 89.08% of interest in the capital stock of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to the total interest of the parties in Recovery, for R$ 735.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	33

In the same transaction, ITAÚ UNIBANCO HOLDING agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570.

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The difference between the amount paid and the net assets at fair value has given rise to the recognition of goodwill from expected future profitability.

Purchase price	735
(-) Fair value of assets and liabilities identified	(74)
(-) Intangible assets to be amortized	(20)
(=) Goodwill	641

On July 7, 2016, ITAÚ UNIBANCO HOLDNG, through its subsidiary Itaú Unibanco S.A., acquired, from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59, and now holds 96% of Recovery’s capital.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CorpBanca in Chile and in the other jurisdictions in which CorpBanca operates.

CorpBanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING’s internationalization process.

The merger was approved by the stockholders of CorpBanca and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’ capital in the amount of R$ 2,309 million concluded on March 22, 2016;

ii.	Merger of BIC into CorpBanca, with the cancellation of BIC’s shares and issue of new shares by CorpBanca, at the rate of 80,240 shares of CorpBanca for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING and 33.13% for Corp Group.

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING	33.58%
Corp Group	33.13%
Other non-controlling stockholders	33.29%

The Itaú CorpBanca was controlled from the April 1, 2016 fur ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	34

Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of Itaú CorpBanca and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of Itaú CorpBanca, on which Corp Group has the right of veto, the members of the board of directors appointed by Corp Group should vote as recommended by ITAÚ UNIBANCO HOLDING.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING due to its interest in Itaú CorpBanca was R$ 10,517, based on the quotation of CorpBanca’s shares on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,928. Additionally, a goodwill of R$ 692 was generated in Brazil due to the difference between the equity value of BIC and the equity value of Itaú CorpBanca resulting from the merger. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date:

CORPBANCA

Assets	04/01/2016
Cash and deposits on demand	5,869
Interbank deposits	3,712
Securities purchased under agreements to resell	186
Financial assets held for trading	5,684
Derivatives	6,628
Available-for-sale financial assets	7,164
Held-to-maturity financial assets	236
Loan operations and lease operations portfolio, net	75,222
Other financial assets	3,018
Goodwill	888
Fixed assets, net	494
Intangible assets, net	2,603
Tax assets	1,413
Assets held for sale	2
Other assets	1,257
Total assets	114,376

Liabilities and stockholders' equity	04/01/2016
Deposits	68,387
Securities sold under repurchase agreements	4,052
Derivatives	5,749
Interbank market debt	6,429
Institucional market debt	17,025
Other financial liabilities	1,583
Provisions	140
Tax liabilities	1,341
Other liabilities	2,619
Total liabilities	107,325
Plan net assets	7,051
Non-controlling interests	1,515
Net assets assumed	5,536
Adjustment to fair value of net assets assumed	(1,946)
Net assets assumed at fair value	3,590

During the period of one year after the acquisition, adjustments were made to the amounts presented to reflect any new information obtained on existing facts upon the operation closing, in conformity with IFRS 3 – Business Combinations.

Contingent liabilities have not been recorded due to the acquisition.

Additionally, on October 26, 2016, ITAÚ UNIBANCO HOLDING, by means of its controlled subsidiary, ITB Holding Brasil Participações Ltda., it has indirectly acquired 10,908,002,836 shares of Itaú CorpBanca, for equivalent to R$ 288.1.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	35

The possibility of implementing the acquisition of such Shares was already set forth in the shareholders’ agreement entered into on April 1st, 2016 between ITAÚ UNIBANCO HOLDING and Corp Group and certain of its affiliates. As a consequence, ITAÚ UNIBANCO HOLDING’s ownership in Itaú CorpBanca increased from approximately 33.58% to 35.71%, without altering its current governance.

This transaction was implemented by means of the acquisition of 100% of the capital stock of a company named CGB II SpA, which is the current holder of the shares. All the required regulatory approvals have been obtained on October of 2016.

The acquisitions did not have accounting effects on the net income of ITAÚ UNIBANCO HOLDING on initial recognition.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard S.A. (Rede) entered into a share and purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A.(MaxiPago), a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the conditions precedent and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	15
(-) Fair value of identified assets and liabilities	(4)
(=) Goodwill	11

In the second semester of 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Rede, increasead the capital of MaxiPago by 21.98% and acquired additional interest ownership of 3.02%, for the amount of R$ 2, and now holds 100% of MaxiPago’s capital stock.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	36

Note 4 - Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	03/31/2017	12/31/2016
Cash and deposits on demand	20,224	18,542
Interbank deposits	18,054	13,358
Securities purchased under agreements to resell	52,696	64,219
Total	90,974	96,119

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 8,487 (R$ 9,334 at 12/31/2016) and R$ 196,886 (R$ 200,832 at 12/31/2016), respectively.

Note 5 - Central Bank compulsory deposits

	03/31/2017	12/31/2016
Non-interest bearing deposits	2,467	3,002
Interest-bearing deposits	82,163	82,698
Total	84,630	85,700

Note 6 - Interbank deposits and securities purchased under agreements to resell

	03/31/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
Interbank deposits	25,387	1,154	26,541	21,503	1,189	22,692
Securities purchased under agreements to resell (*)	249,548	34	249,582	264,740	311	265,051
Total	274,935	1,188	276,123	286,243	1,500	287,743

(*) The amounts of R$ 3,542 (R$ 4,329 at 12/31/2016) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 177.542 (R$ 178,070 at 12/31/2016) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4d.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	37

Note 7 – Financial assets held for trading and designated at fair value through profit or loss

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	03/31/2017			12/31/2016
		Accumulated gain /			Accumulated gain /
		(loss) reflected in			(loss) reflected in
	Cost	income	Fair value	Cost	income	Fair value
Investment funds	1,534	8	1,542	1,170	3	1,173
Brazilian government securities (1a)	165,424	534	165,958	159,602	422	160,024
Brazilian external debt bonds (1b)	4,825	130	4,955	5,275	50	5,325
Government securities – abroad (1c)	4,660	189	4,849	3,714	21	3,735
Argentina	736	80	816	634	17	651
Chile	188	1	189	126	1	127
Colombia	3,529	106	3,635	2,666	3	2,669
United States	76	-	76	78	-	78
Mexico	12	-	12	6	-	6
Paraguay	-	-	-	88	-	88
Uruguay	45	-	45	32	-	32
Other	74	2	76	84	-	84
Corporate securities (1d)	32,847	36	32,883	34,425	(34)	34,391
Shares	2,772	(43)	2,729	2,598	(107)	2,491
Bank deposit certificates	1,721	-	1,721	1,824	-	1,824
Securitized real estate loans	12	-	12	-	-	-
Debentures	3,045	64	3,109	3,129	61	3,190
Eurobonds and other	778	9	787	654	8	662
Financial credit bills	24,377	-	24,377	25,893	-	25,893
Other	142	6	148	327	4	331
Total (2)	209,290	897	210,187	204,186	462	204,648

(1)  Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were: a) R$ 2,374 (R$ 7,696 at 12/31/2016), b) R$ 3,675 (R$ 4,045 at 12/31/2016), c) R$ 1,005 (R$ 1,183 at 12/31/2016) and d) R$ 77 (R$ 26 at 12/31/2016), totaling R$ 7,131 (R$ 12,950 at 12/31/2016).

(2)  In the period, there was no reclassification of held for trading financial assets to other categories of financial assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	38

The cost and fair value of financial assets held for trading by maturity are as follows:

	03/31/2017		12/31/2016
	Cost	Fair value	Cost	Fair value
Current	36,273	36,348	34,302	34,206
Non-stated maturity	1,636	3,012	3,356	3,206
Up to one year	34,637	33,336	30,946	31,000
Non-current	173,017	173,839	169,884	170,442
From one to five years	117,445	117,830	117,748	118,050
From five to ten years	47,770	48,086	42,135	42,284
After ten years	7,802	7,923	10,001	10,108
Total	209,290	210,187	204,186	204,648

Financial assets held for trading include assets with a fair value of R$ 150,063 (R$ 142,081 at 12/31/2016) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	03/31/2017
	Cost	Accumulated gain / (loss) reflected in income	Fair value
Brazilian external debt bonds	1,944	49	1,993
Total	1,944	49	1,993

	12/31/2016
	Cost	Accumulated gain/(loss) reflected in income	Fair value
Brazilian external debt bonds	1,183	8	1,191
Total	1,183	8	1,191

The cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	03/31/2017		12/31/2016
	Cost	Fair value	Cost	Fair value
Current	1,944	1,993	1,183	1,191
Up to one year	1,944	1,993	1,183	1,191

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	39

Note 8 – Derivatives

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,428 (R$ 12,246 at 12/31/2016) and was basically comprised of government securities.

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The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	03/31/2017	03/31/2017	03/31/2017	03/31/2017
Futures contracts	641,528	(3)	(241)	(244)
Purchase commitments	255,019	(43)	(219)	(262)
Commodities	136	-	-	-
Indices	107,721	(39)	(4)	(43)
Interbank market	102,694	(4)	-	(4)
Foreign currency	29,982	-	(215)	(215)
Securities	14,478	-	-	-
Other	8	-	-	-
Commitments to sell	386,509	40	(22)	18
Commodities	276	-	-	-
Indices	136,564	31	3	34
Interbank market	160,937	2	-	2
Foreign currency	73,706	7	(25)	(18)
Fixed rate	940	-	-	-
Securities	13,956	-	-	-
Other	130	-	-	-
Swap contracts		(4,799)	1,328	(3,471)
Asset position	515,870	6,394	3,455	9,849
Indices	219,589	444	532	976
Interbank market	41,176	1,429	29	1,458
Foreign currency	13,151	919	153	1,072
Floating rate	39,359	(26)	1,240	1,214
Fixed rate	202,572	3,628	1,501	5,129
Securities	4	-	-	-
Other	19	-	-	-
Liability position	520,669	(11,193)	(2,127)	(13,320)
Commodities	129	(1)	-	(1)
Indices	171,727	(2,485)	(2,233)	(4,718)
Interbank market	34,209	(344)	(8)	(352)
Foreign currency	17,765	(580)	49	(531)
Floating rate	37,572	(97)	(1,040)	(1,137)
Fixed rate	259,237	(7,675)	1,104	(6,571)
Securities	19	(10)	1	(9)
Other	11	(1)	-	(1)
Option contracts	650,122	116	912	1,028
Purchase commitments – long position	215,679	1,347	(422)	925
Commodities	486	16	10	26
Indices	92,779	133	(34)	99
Interbank market	587	-	30	30
Foreign currency	46,998	1,001	(704)	297
Fixed rate	14	-	-	-
Securities	74,749	190	265	455
Other	66	7	11	18
Commitments to sell – long position	146,982	1,695	1,579	3,274
Commodities	203	4	7	11
Indices	73,215	104	46	150
Interbank market	7,306	6	14	20
Foreign currency	36,693	1,374	1,443	2,817
Fixed rate	141	6	(4)	2
Securities	29,416	201	73	274
Other	8	-	-	-
Purchase commitments – short position	129,943	(1,461)	500	(961)
Commodities	252	(3)	(13)	(16)
Indices	73,356	(147)	42	(105)
Interbank market	95	-	-	-
Foreign currency	47,570	(1,230)	696	(534)
Fixed rate	92	(4)	-	(4)
Securities	8,512	(70)	(214)	(284)
Other	66	(7)	(11)	(18)
Commitments to sell – short position	157,518	(1,465)	(745)	(2,210)
Commodities	277	(15)	(3)	(18)
Indices	90,133	(148)	(11)	(159)
Interbank market	3,041	(6)	(11)	(17)
Foreign currency	34,746	(1,123)	(637)	(1,760)
Fixed rate	32	(1)	-	(1)
Securities	29,281	(172)	(83)	(255)
Other	8	-	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	41

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	03/31/2017	03/31/2017	03/31/2017	03/31/2017
Forward operations (onshore)	8,126	2,287	(1)	2,286
Purchases receivable	1,191	2,434	(2)	2,432
Floating rate	417	417	1	418
Fixed rate	506	1,749	-	1,749
Securities	268	268	(3)	265
Purchases payable	-	(1,020)	-	(1,020)
Floating rate	-	(417)	-	(417)
Fixed rate	-	(602)	-	(602)
Securities	-	(1)	-	(1)
Sales receivable	4,097	2,871	1	2,872
Interbank market	1,271	2	-	2
Floating rate	199	261	-	261
Fixed rate	1,740	1,736	-	1,736
Securities	887	872	1	873
Sales deliverable	2,838	(1,998)	-	(1,998)
Interbank market	2,807	-	-	-
Foreign currency	-	(1)	-	(1)
Floating rate	31	(261)	-	(261)
Fixed rate	-	(1,736)	-	(1,736)
Credit derivatives	10,886	3	68	71
Asset position	6,953	142	(2)	140
Foreign currency	5,003	142	(55)	87
Fixed rate	143	(1)	3	2
Securities	1,477	1	43	44
Other	330	-	7	7
Liability position	3,933	(139)	70	(69)
Foreign currency	3,266	(139)	88	(51)
Securities	514	-	(13)	(13)
Other	153	-	(5)	(5)
Forwards operations (offshore)	243,894	(95)	259	164
Asset position	123,317	2,749	348	3,097
Commodities	113	9	1	10
Indices	507	20	-	20
Foreign currency	122,696	2,720	347	3,067
Securities	1	-	-	-
Liability position	120,577	(2,844)	(89)	(2,933)
Commodities	328	(27)	1	(26)
Indices	677	(19)	-	(19)
Foreign currency	119,552	(2,798)	(90)	(2,888)
Securities	20	-	-	-
Check of swap	1,468	(318)	37	(281)
Asset position - Foreign currency	898	1	35	36
Liability position - Interbank market	570	(319)	2	(317)
Other derivative financial instruments	4,174	51	(25)	26
Asset position	2,125	63	16	79
Foreign currency	101	2	6	8
Fixed rate	1,327	59	(8)	51
Securities	552	2	12	14
Other	145	-	6	6
Liability position	2,049	(12)	(41)	(53)
Foreign currency	47	(9)	7	(2)
Fixed rate	79	(1)	(1)	(2)
Securities	1,566	(1)	(41)	(42)
Other	357	(1)	(6)	(7)
	Asset	17,696	5,008	22,704
	Liability	(20,454)	(2,671)	(23,125)
	Total	(2,758)	2,337	(421)

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365	03/31/2017
Futures contracts	120,711	120,933	239,656	160,228	641,528
Swaps contracts - difference payable	15,039	93,737	68,681	332,019	509,476
Options	171,115	311,146	128,595	39,266	650,122
Forwards (onshore)	4,564	3,540	22	-	8,126
Credit derivatives	-	1,285	823	8,778	10,886
Forwards (offshore)	72,880	96,613	55,064	19,337	243,894
Check of swap	175	898	-	395	1,468
Other derivative financial instruments	92	346	401	3,335	4,174

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	42

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2016	12/31/2016	12/31/2016	12/31/2016
Futures contracts	666,927	61	66	127
Purchase commitments	200,752	(237)	86	(151)
Commodities	147	-	-	-
Indices	47,295	(213)	3	(210)
Interbank market	109,649	1	-	1
Foreign currency	31,141	(25)	83	58
Securities	12,520	-	-	-
Commitments to sell	466,175	298	(20)	278
Commodities	284	-	-	-
Indices	169,930	306	(1)	305
Interbank market	213,991	(11)	1	(10)
Foreign currency	70,719	3	(22)	(19)
Fixed rate	941	-	2	2
Securities	10,275	-	-	-
Other	35	-	-	-
Swap contracts		(4,446)	1,767	(2,679)
Asset position	471,221	6,602	3,940	10,542
Commodities	5	-	-	-
Indices	196,505	794	456	1,250
Interbank market	47,210	1,897	7	1,904
Foreign currency	13,582	1,136	(1)	1,135
Floating rate	38,262	(21)	1,471	1,450
Fixed rate	175,609	2,795	2,007	4,802
Securities	12	-	-	-
Other	36	1	-	1
Liability position	475,667	(11,048)	(2,173)	(13,221)
Commodities	131	-	-	-
Indices	147,560	(2,729)	(2,115)	(4,844)
Interbank market	36,554	(328)	(68)	(396)
Foreign currency	21,156	(915)	17	(898)
Floating rate	36,438	(140)	(1,204)	(1,344)
Fixed rate	233,780	(6,926)	1,195	(5,731)
Securities	20	(10)	2	(8)
Other	28	-	-	-
Option contracts	583,527	(2,108)	2,348	240
Purchase commitments – long position	163,069	1,490	(625)	865
Commodities	404	16	1	17
Indices	99,978	111	(8)	103
Interbank market	1,247	1	20	21
Foreign currency	45,106	1,205	(835)	370
Fixed rate	11	-	-	-
Securities	16,254	150	187	337
Other	69	7	10	17
Commitments to sell – long position	142,234	1,713	2,214	3,927
Commodities	162	4	5	9
Indices	92,088	106	(9)	97
Interbank market	7,533	6	(2)	4
Foreign currency	33,078	1,348	2,101	3,449
Fixed rate	145	6	(3)	3
Securities	9,211	243	122	365
Other	17	-	-	-
Purchase commitments – short position	129,392	(2,674)	1,721	(953)
Commodities	239	(3)	(8)	(11)
Indices	83,283	(161)	29	(132)
Interbank market	95	-	-	-
Foreign currency	39,900	(2,447)	1,875	(572)
Fixed rate	94	(1)	-	(1)
Securities	5,599	(54)	(166)	(220)
Other	182	(8)	(9)	(17)
Commitments to sell – short position	148,832	(2,637)	(962)	(3,599)
Commodities	268	(17)	(3)	(20)
Indices	104,268	(137)	51	(86)
Interbank market	3,438	(10)	2	(8)
Foreign currency	34,132	(2,258)	(884)	(3,142)
Fixed rate	28	(1)	-	(1)
Securities	6,681	(214)	(128)	(342)
Other	17	-	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	43

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Fair value
	12/31/2016	12/31/2016	12/31/2016	12/31/2016
Forwards operations (onshore)	13,429	1,446	(5)	1,441
Purchases receivable	1,186	1,240	(5)	1,235
Floating rate	546	545	1	546
Fixed rate	395	450	-	450
Securities	245	245	(6)	239
Purchases payable	-	(971)	-	(971)
Floating rate	-	(545)	-	(545)
Fixed rate	-	(421)	-	(421)
Securities	-	(5)	-	(5)
Sales receivable	8,139	3,734	2	3,736
Interbank market	4,396	8	-	8
Floating rate	300	300	-	300
Fixed rate	2,250	2,257	-	2,257
Securities	1,193	1,169	2	1,171
Sales deliverable	4,104	(2,557)	(2)	(2,559)
Interbank market	4,104	-	(2)	(2)
Floating rate	-	(300)	-	(300)
Fixed rate	-	(2,257)	-	(2,257)
Credit derivatives	12,100	-	34	34
Asset position	5,306	190	(9)	181
Foreign currency	3,876	188	(56)	132
Fixed rate	114	-	2	2
Securities	1,161	2	41	43
Other	155	-	4	4
Liability position	6,794	(190)	43	(147)
Foreign currency	5,487	(189)	70	(119)
Fixed rate	33	(1)	-	(1)
Securities	974	-	(21)	(21)
Other	300	-	(6)	(6)
Forwards operations (offshore)	250,775	472	162	634
Asset position	134,049	3,283	176	3,459
Commodities	206	18	1	19
Indices	148	9	-	9
Foreign currency	133,693	3,256	175	3,431
Securities	2	-	-	-
Liability position	116,726	(2,811)	(14)	(2,825)
Commodities	244	(27)	2	(25)
Indices	27	-	-	-
Foreign currency	116,437	(2,784)	(16)	(2,800)
Securities	18	-	-	-
Check of swap	1,493	(326)	61	(265)
Asset position - Foreign currency	923	18	70	88
Liability position - Interbank market	570	(344)	(9)	(353)
Other derivative financial instruments	4,217	45	(44)	1
Asset position	2,569	48	23	71
Foreign currency	148	(3)	8	5
Fixed rate	1,174	48	(5)	43
Securities	940	3	14	17
Other	307	-	6	6
Liability position	1,648	(3)	(67)	(70)
Commodities	2	-	-	-
Foreign currency	84	-	(32)	(32)
Fixed rate	81	(1)	(1)	(2)
Securities	1,317	(2)	(30)	(32)
Other	164	-	(4)	(4)
	Asset	18,379	5,852	24,231
	Liability	(23,235)	(1,463)	(24,698)
	Total	(4,856)	4,389	(467)

Derivative contracts mature as follows (in days):
Off-balance sheet - notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2016
Futures contracts	184,309	221,487	50,749	210,382	666,927
Swaps contracts - difference payable	17,588	67,405	50,000	329,626	464,619
Options	191,242	191,998	175,220	25,067	583,527
Forwards (onshore)	9,197	4,230	2	-	13,429
Credit derivatives	-	1,233	1,098	9,769	12,100
Forwards (offshore)	63,764	124,695	42,700	19,616	250,775
Check of swap	-	180	913	400	1,493
Other derivative financial instruments	32	579	418	3,188	4,217

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	44

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	03/31/2017
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Swaps – difference receivable	9,849	43.4	223	387	351	857	1,705	6,326
B3	1,326	5.8	99	124	41	98	152	812
Companies	3,945	17.4	85	199	227	437	675	2,322
Financial institutions	4,174	18.4	34	56	81	313	697	2,993
Individuals	404	1.8	5	8	2	9	181	199
Option premiums	4,199	18.5	484	684	1,730	728	422	151
B3	2,002	8.8	247	68	1,484	128	44	31
Companies	527	2.3	25	93	73	155	139	42
Financial institutions	1,668	7.4	212	523	172	444	239	78
Individuals	2	0.0	-	-	1	1	-	-
Forwards (onshore)	5,304	23.3	4,492	623	168	21	-	-
B3	1,139	5.0	399	555	164	21	-	-
Companies	3,188	14.0	3,116	68	4	-	-	-
Financial institutions	977	4.3	977	-	-	-	-	-
Credit derivatives - financial Institutions	140	0.6	-	1	2	3	12	122
Forwards (offshore)	3,097	13.7	572	631	533	738	401	222
B3	194	0.9	40	52	67	35	-	-
Companies	1,291	5.7	185	350	227	286	155	88
Financial institutions	1,612	7.1	347	229	239	417	246	134
Check of swap - Companies	36	0.2	13	-	23	-	-	-
Other	79	0.3	-	-	-	9	6	64
Companies	27	0.1	-	-	-	8	3	16
Financial institutions	52	0.2	-	-	-	1	3	48
Total (*)	22,704	100.0	5,784	2,326	2,807	2,356	2,546	6,885
% per maturity term			25.5	10.2	12.4	10.4	11.2	30.3

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 13,273 refers to current and R$ 9,431 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	45

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2016
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Futures	127	0.5	85	51	13	(18)	(6)	2
B3	128	0.5	85	52	13	(18)	(6)	2
Financial institutions	(1)	0.0	-	(1)	-	-	-	-
Swaps – difference receivable	10,542	43.5	828	723	585	659	1,497	6,250
B3	1,417	5.8	178	156	218	58	206	601
Companies	4,585	18.9	322	354	227	390	764	2,528
Financial institutions	4,256	17.6	319	197	122	196	447	2,975
Individuals	284	1.2	9	16	18	15	80	146
Option premiums	4,792	19.7	354	582	759	1,540	1,397	160
B3	1,679	6.9	144	209	182	1,075	41	28
Companies	507	2.1	23	19	88	134	188	55
Financial institutions	2,603	10.7	187	354	488	329	1,168	77
Individuals	3	0.0	-	-	1	2	-	-
Forwards (onshore)	4,971	20.6	3,947	735	287	2	-	-
B3	1,418	5.9	427	703	286	2	-	-
Companies	2,783	11.5	2,750	32	1	-	-	-
Financial institutions	770	3.2	770	-	-	-	-	-
Credit derivatives - financial institutions	181	0.7	-	-	3	5	13	160
Forwards (offshore)	3,459	14.3	601	1,252	444	579	245	338
B3	305	1.3	82	123	56	44	-	-
Companies	1,243	5.1	185	344	216	231	200	67
Financial institutions	1,908	7.9	333	783	172	304	45	271
Individuals	3	0.0	1	2	-	-	-	-
Check of swap - Companies	88	0.4	-	-	35	53	-	-
Other	71	0.3	-	-	1	6	13	51
Companies	29	0.1	-	-	-	5	8	16
Financial institutions	42	0.2	-	-	1	1	5	35
Total (*)	24,231	100.0	5,815	3,343	2,127	2,826	3,159	6,961
% per maturity term			24.0	13.8	8.8	11.7	13.0	28.7

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 14,111 refers to current and R$ 10,120 to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	46

	03/31/2017
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
Liabilities
Futures - B3	(244)	1.1	(238)	(2)	13	-	(10)	(7)
Swaps – Difference payable	(13,320)	57.6	(96)	(628)	(253)	(691)	(3,471)	(8,181)
B3	(1,555)	6.7	(13)	(122)	(42)	(79)	(170)	(1,129)
Companies	(2,283)	9.9	(42)	(40)	(31)	(248)	(627)	(1,295)
Financial institutions	(4,509)	19.5	(36)	(96)	(140)	(301)	(697)	(3,239)
Individuals	(4,973)	21.5	(5)	(370)	(40)	(63)	(1,977)	(2,518)
Option premiums	(3,171)	13.7	(376)	(444)	(1,127)	(732)	(359)	(133)
B3	(1,179)	5.1	(178)	(87)	(786)	(83)	(45)	-
Companies	(736)	3.2	(64)	(95)	(99)	(186)	(207)	(85)
Financial institutions	(1,227)	5.3	(132)	(258)	(236)	(458)	(101)	(42)
Individuals	(29)	0.1	(2)	(4)	(6)	(5)	(6)	(6)
Forwards (onshore)	(3,018)	13.0	(3,018)	-	-	-	-	-
B3	(1)	0.0	(1)	-	-	-	-	-
Companies	(2,041)	8.8	(2,041)	-	-	-	-	-
Financial institutions	(976)	4.2	(976)	-	-	-	-	-
Credit derivatives - Financial institutions	(69)	0.3	-	-	-	(2)	(1)	(66)
Forwards (offshore)	(2,933)	12.7	(465)	(754)	(396)	(380)	(337)	(601)
B3	(179)	0.8	(40)	(51)	(59)	(29)	-	-
Companies	(725)	3.1	(144)	(175)	(155)	(173)	(40)	(38)
Financial institutions	(2,026)	8.8	(281)	(526)	(181)	(178)	(297)	(563)
Individuals	(3)	0.0	-	(2)	(1)	-	-	-
Check of swap - Companies	(317)	1.4	-	-	(196)	-	(121)	-
Other - Companies	(53)	0.2	-	-	-	(4)	(12)	(37)
Total (*)	(23,125)	100.0	(4,193)	(1,828)	(1,959)	(1,809)	(4,311)	(9,025)
% per maturity term			18.1	7.9	8.5	7.8	18.7	39.0

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (9,789) refers to current and R$ (13,336) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	47

	12/31/2016
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 - 365 days	366 - 720 days	Over 720 days
Liabilities
Swaps – difference payable	(13,221)	53.4	(461)	(228)	(742)	(732)	(2,352)	(8,706)
B3	(1,614)	6.5	(304)	(75)	(124)	(97)	(125)	(889)
Companies	(2,531)	10.2	(67)	(32)	(90)	(248)	(573)	(1,521)
Financial institutions	(4,106)	16.6	(79)	(103)	(128)	(311)	(554)	(2,931)
Individuals	(4,970)	20.1	(11)	(18)	(400)	(76)	(1,100)	(3,365)
Option premiums	(4,552)	18.5	(837)	(659)	(516)	(713)	(1,116)	(711)
B3	(1,437)	5.8	(524)	(216)	(201)	(455)	(30)	(11)
Companies	(631)	2.6	(48)	(28)	(103)	(170)	(200)	(82)
Financial institutions	(2,463)	10.0	(265)	(414)	(208)	(81)	(882)	(613)
Individuals	(21)	0.1	-	(1)	(4)	(7)	(4)	(5)
Forwards (onshore)	(3,530)	14.3	(3,530)	-	-	-	-	-
B3	(6)	0.0	(6)	-	-	-	-	-
Companies	(2,754)	11.2	(2,754)	-	-	-	-	-
Financial institutions	(770)	3.1	(770)	-	-	-	-	-
Credit derivatives - Financial institutions	(147)	0.6	-	-	-	(2)	(10)	(135)
Forwards (offshore)	(2,825)	11.5	(466)	(881)	(527)	(299)	(99)	(553)
B3	(259)	1.0	(102)	(76)	(41)	(40)	-	-
Companies	(648)	2.6	(166)	(158)	(124)	(129)	(37)	(34)
Financial institutions	(1,916)	7.9	(198)	(647)	(360)	(130)	(62)	(519)
Individuals	(2)	0.0	-	-	(2)	-	-	-
Check of swap - Companies	(353)	1.4	-	-	-	(214)	(139)	-
Other - Companies	(70)	0.3	-	(1)	(1)	(1)	(10)	(57)
Total (*)	(24,698)	100.0	(5,294)	(1,769)	(1,786)	(1,961)	(3,726)	(10,162)
% per maturity term			21.4	7.2	7.2	7.9	15.1	41.2

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (10,810) refers to current and R$ (13,888) to non-current.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	48

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps, total return swaps and credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

	03/31/2017
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	7,367	1,759	3,344	2,182	82
Total by instrument	7,367	1,759	3,344	2,182	82
By risk rating
Investment grade	7,367	1,759	3,344	2,182	82
Total by risk	7,367	1,759	3,344	2,182	82
By reference entity
Private entities	7,367	1,759	3,344	2,182	82
Total by entity	7,367	1,759	3,344	2,182	82

	12/31/2016
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	8,094	1,989	3,487	2,585	33
Total by instrument	8,094	1,989	3,487	2,585	33
By risk rating
Investment grade	8,094	1,989	3,487	2,585	33
Total by risk	8,094	1,989	3,487	2,585	33
By reference entity
Private entities	8,094	1,989	3,487	2,585	33
Total by entity	8,094	1,989	3,487	2,585	33

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	49

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	03/31/2017
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(7,367)	3,519	(3,848)
Total	(7,367)	3,519	(3,848)

	12/31/2016
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(8,094)	4,006	(4,088)
Total	(8,094)	4,006	(4,088)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	50

b) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	03/31/2017
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amounts not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	249,582	-	249,582	(855)	-	248,727
Derivatives	22,704	-	22,704	(4,091)	(52)	18,561

	12/31/2016
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amounts not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	265,051	-	265,051	(334)	-	264,717
Derivatives	24,231	-	24,231	(4,039)	(540)	19,652

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	03/31/2017
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial liabilities presented in the statement of	Related amounts not offset in the statement of financial position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	329,977	-	329,977	(16,959)	-	313,018
Derivatives	23,125	-	23,125	(4,091)	-	19,034

	12/31/2016
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial liabilities presented in the statement of	Related amounts not offset in the statement of financial position (2)
	liabilities (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	349,164	-	349,164	(17,829)	-	331,335
Derivatives	24,698	-	24,698	(4,039)	-	20,659

(1)	Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.

(2)	Limited to amounts subject to enforceable master offset agreements and other such agreements.

(3)	Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	51

Note 9 – Hedge accounting

There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations.

a)	Cash flow hedge

To hedge the variation of future cash flows of interest payment and receipts and exposure to futures interest rate, ITAÚ UNIBANCO HOLDING uses futures contracts traded at B3 and Chicago Stock Exchange, related to certain fixed assets and liabilities, denominated in Brazilian Reais and US Dollars, futures Euro-Dollar and interest rate swaps, related to redeemable preferred shares, denominated in US Dollars, issued by one of our subsidiaries, DDI Futures contracts, traded on B3, related to highly probable forecast transactions denominated in US Dollars and NDF (Non Deliverable Forward) and currency swap, contracts traded in the over-the-counter market, related to highly probable forecast transactions not accounted for.

Under a DI Futures contract, a net payment (receipt) is made for the difference between an amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under an interest rate swap, currency and futures Euro-Dollar, a net payment (receipt) is made for the difference between an amount computed multiplied by the LIBOR rate and an amount computed and multiplied by a fixed rate. In DDI Future contracts, NDF and Forwards, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and the contracted currency.

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of a hedge of exposure to variations in cash flows, payment of interest and exposure to interest rate, which are attributable to changes in interest rates related to assets and liabilities recognized and changes in interest rates of unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate.
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of Syndicated Loan: hedge the variability in cash flow of interest payments resulting from changes in the LIBOR interest rate.
•	Hedge of asset transactions: to hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.
•	Hedge of assets denominated in UF*: to hedge the variations in cash flows of interest receipts resulting from changes in the UF*.
•	Hedge of Funding: to hedge the variations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange.
•	Hedge of loan operations: variations in cash flows of interest receipts resulting from changes in the TPM* rate.
•	Hedge of asset-backed securities under repurchase agreements: changes in cash flows from interest received on changes in Selic (benchmark interest rate).

*UF – Chilean unit of account / TPM – Monetary policy rate

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

All hedge relationships were designated between 2008 and 2016. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily.
•	Hedge of redeemable preferred shares: interest paid/received every half year.
•	Hedge of highly probable forecast transactions: foreign exchange amount paid / received on future dates.
•	Hedge of Syndicated Loan: interest paid / received daily.
•	Hedge of asset transactions: interest paid / received monthly.
•	Hedge of assets denominated in UF*: interest received monthly.
•	Hedge of funding: interest paid monthly.
•	Hedge of loan operations: interest received monthly.

Following we present gains (or losses) of the effective and ineffective of the strategies of cash flow hedge.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	52

	03/31/2017		12/31/2016
Hedge instruments	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
Interest rate futures	(2,656)	40	(2,051)	10
Interest rate swap	(37)	3	(27)	(2)
Total	(2,693)	43	(2,078)	8

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING negotiated DDI Futures contracts on B3 and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second quarter of 2015, part of the flow of these agreements was realized, and , accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

At 03/31/2017, the gain (loss) on cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ (326) (R$ 320 at 03/31/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	53

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at B3, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the US Dollar and Brazilian Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) on exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US Dollar.

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and 2012 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Following we present gains (or losses) of the effective and ineffective of the strategies of Hedge of net investment in foreign operations.

	03/31/2017		12/31/2016
Hedge instrument	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
DDI futures	(6,912)	(46)	(7,490)	(51)
Forward	654	(47)	683	(48)
NDF	2,177	(15)	2,312	(35)
Financial assets	43	2	43	2
Total	(4,038)	(106)	(4,452)	(132)

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) on investment securities and derivatives.

DDI Futures is a futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity.

NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	54

c) Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in fair value, in the receipt and payment of interest related to recognized assets and liabilities.

To hedge the market risk variation in the receipt and payment of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to prefixed assets and liabilities expressed in UF (Chilean Unit of Accounts - CLF), and Euros and US Dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by variable rate and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of variable rates involved.
•	To hedge the variations in cash flows of interest receipts resulting from changes in the CDI rate.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

•	The percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.

•	The dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

Hedge relationships were designated between 2012 and 2016, and maturities of related swaps will occur between 2017 and 2030. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Following we present gains (or losses) of the effective and ineffective portions of the strategies of fair value hedge.

	03/31/2017		12/31/2016
Hedge instrument used	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
Interest rate swap	(139)	(5)	(90)	(6)
Total	(139)	(5)	(90)	(6)

The effective and ineffective portion are recognized in the statement of income under net gain (loss) on investment securities and derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	55

The tables below present, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the carrying amount of the hedged item:

	03/31/2017			12/31/2016
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value adjustments	Carrying value	Notional amount	Fair value adjustments	Carrying value
Hedge of deposits and repurchase agreements	56,260	41	56,260	83,068	(8)	83,580
Hedge of syndicated loan	3,802	(24)	3,802	6,844	(46)	6,844
Hedge of net investment in foreign operations (*)	21,709	(89)	12,447	21,449	221	12,330
Hedge of loan operations (Cash flow)	990	26	990	1,121	15	1,121
Hedge of assets transactions	19,540	(1)	21,532	24,168	312	26,495
Hedge of assets denominated in UF	12,977	(37)	12,977	13,147	(20)	13,147
Hedge of funding (Cash flow)	4,211	(26)	4,211	4,273	(22)	4,273
Hedge of Asset-backed securities under repurchase agreements	9,214	(1)	10,378	2,546	24	2,524
Hedge of loan operations (Market risk)	2,729	(106)	2,729	2,692	(91)	2,692
Hedge of available-for-sale securities	478	(29)	478	472	(14)	472
Hedge of funding (Market risk)	11,302	10	11,302	8,659	9	8,659
Total	143,212	(236)	137,106	168,439	380	162,137

(*) Hedge instruments include the overhedge rate of 44.65% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies:

	03/31/2017
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	29,794	12,203	5,808	7,816	209	430	-	56,260
Hedge of syndicated loan	3,802	-	-	-	-	-	-	3,802
Hedge of net investment in foreign operations (*)	21,709	-	-	-	-	-	-	21,709
Hedge of loan operations (Cash flow)	-	-	24	19	163	784	-	990
Hedge of assets transactions	12,769	5,839	-	932	-	-	-	19,540
Hedge of assets denominated in UF	10,465	925	1,540	-	47	-	-	12,977
Hedge of funding (Cash flow)	120	1,464	452	148	786	1,241	-	4,211
Hedge of Asset-backed securities under repurchase agree	-	5,956	3,082	176	-	-	-	9,214
Hedge of loan operations (Market risk)	464	124	37	26	244	318	1,516	2,729
Hedge of available-for-sale securities	-	-	-	221	-	257	-	478
Hedge of funding (Market risk)	1,237	3,129	3,941	400	78	1,009	1,508	11,302
Total	80,360	29,640	14,884	9,738	1,527	4,039	3,024	143,212

(*) Classified as current, since instruments are frequently renewed.

	12/31/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	32,132	28,616	10,188	5,646	6,070	416	-	83,068
Hedge of syndicated loan	6,844	-	-	-	-	-	-	6,844
Hedge of net investment in foreign operations (*)	21,449	-	-	-	-	-	-	21,449
Hedge of loan operations (Cash flow)	123	-	-	24	141	833	-	1,121
Hedge of assets transactions	4,627	13,719	4,890	-	932	-	-	24,168
Hedge of assets denominated in UF	8,940	2,598	1,558	-	51	-	-	13,147
Hedge of funding (Cash flow)	121	1,485	73	536	774	1,284	-	4,273
Hedge of Asset-backed securities under repurchase agree	-	-	1,465	918	163	-	-	2,546
Hedge of loan operations (Market risk)	189	422	63	29	93	335	1,561	2,692
Hedge of available-for-sale securities	-	-	-	218	-	254	-	472
Hedge of funding (Market risk)	1,266	2,460	3,433	701	72	488	239	8,659
Total	75,691	49,300	21,670	8,072	8,296	3,610	1,800	168,439

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	56

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost of available-for-sale financial assets are as follows:

	03/31/2017			12/31/2016
		Accumulated gain /			Accumulated gain /
		(loss) reflected in other			(loss) reflected in other
	Cost	comprehensive income	Fair value	Cost	comprehensive income	Fair value
Investment funds	193	(2)	191	42	-	42
Brazilian external debt bonds (1b)	12,010	97	12,107	14,465	(400)	14,065
Brazilian government securities (1a)	22,191	1,043	23,234	17,652	286	17,938
Government securities – abroad (1c)	15,838	91	15,929	14,488	(16)	14,472
Colombia	1,684	136	1,820	1,105	50	1,155
Chile	3,945	19	3,964	5,832	12	5,844
Korea	2,965	-	2,965	2,673	-	2,673
Denmark	2,076	-	2,076	819	-	819
Spain	1,955	-	1,955	923	-	923
United States	1,495	(17)	1,478	1,446	(19)	1,427
Netherlands	-	-	-	101	-	101
Paraguay	1,368	(46)	1,322	1,167	(56)	1,111
Uruguay	350	(1)	349	413	(2)	411
Other	-	-	-	9	(1)	8
Corporate securities (1d)	37,486	(292)	37,194	42,176	(416)	41,760
Shares	1,129	546	1,675	1,020	365	1,385
Rural product note	1,618	17	1,635	1,477	(52)	1,425
Bank deposit certificates	999	-	999	2,639	2	2,641
Securitized real estate loans	2,045	(20)	2,025	2,150	(55)	2,095
Debentures	21,838	(915)	20,923	21,863	(693)	21,170
Eurobonds and others	6,125	69	6,194	7,671	44	7,715
Financial bills	1,071	(2)	1,069	2,822	(6)	2,816
Promissory notes	2,356	14	2,370	2,191	(18)	2,173
Other	305	(1)	304	343	(3)	340
Total (2)	87,718	937	88,655	88,823	(546)	88,277

(1)	Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 7,496 (R$ 9,120 at 12/31/2016), b) R$ 12,026 (R$ 3,240 at 12/31/2016), c) R$ 22 and d) R$ 3,983 (R$ 5,075 at 12/31/2016), totaling R$ 23,527 (R$ 17,435 at 12/31/2016);

(2)	In the period, there was no reclassification of available-for-sale financial assets to other categories of financial assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	57

	03/31/2017		12/31/2016
	Cost	Fair value	Cost	Fair value
Current	19,003	19,110	23,516	23,636
Non-stated maturity	1,268	1,909	1,010	1,375
Up to one year	17,735	17,201	22,506	22,261
Non-current	68,715	69,545	65,307	64,641
From one to five years	40,829	41,035	39,149	38,969
From five to ten years	12,997	13,184	12,521	12,329
After ten years	14,889	15,326	13,637	13,343
Total	87,718	88,655	88,823	88,277

Note 11 - Held-to maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	03/31/2017	12/31/2016
	Amortized cost	Amortized cost
Corporate securities	14,476	14,977
Brazilian external debt bonds (1)	10,802	12,042
Brazilian government securities	13,081	12,937
Government securities – abroad	489	539
Colombia	477	526
Uruguay	12	13
Total (2)	38,848	40,495

(1)	Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were R$ 2,294 (R$ 11,778 at 12/31/2016).

(2)	In the period, there was no reclassification of held-to maturity financial assets to other categories of financial assets.

The interest income related to held-to-maturity financial assets was R$ 836 (R$ 1,038 from 01/01 to 03/31/2016).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of Held-to-Maturity Financial assets by maturity is as follows:

	03/31/2017	12/31/2016
	Amortized cost	Amortized cost
Current	9,787	2,498
Up to one year	9,787	2,498
Non-current	29,061	37,997
From one to five years	10,819	19,376
From five to ten years	11,242	10,957
After ten years	7,000	7,664
Total	38,848	40,495

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	58

Note 12 - Loan operations and lease operations portfolio

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	03/31/2017	12/31/2016
Individuals	180,124	183,147
Credit card	56,216	59,022
Personal loan	25,783	25,813
Payroll loans	44,848	44,636
Vehicles	14,826	15,434
Mortgage loans	38,451	38,242
Corporate	115,438	121,754
Small and medium businesses	57,386	58,935
Foreign loans - Latin America	124,898	126,530
Total loan operations and lease operations	477,846	490,366

Allowance for loan and lease losses	(27,813)	(26,972)

Total loan operations and lease operations, net of allowance for loan and lease losses	450,033	463,394

By maturity	03/31/2017	12/31/2016
Overdue as from 1 day	17,422	16,843
Falling due up to 3 months	122,835	130,313
Falling due more than 3 months but less than 1 year	109,745	112,923
Falling due after 1 year	227,844	230,287
Total loan operations and lease operations	477,846	490,366

By concentration	03/31/2017	12/31/2016
Largest debtor	3,607	3,543
10 largest debtors	20,708	21,609
20 largest debtors	30,904	32,720
50 largest debtors	50,237	52,992
100 largest debtors	68,538	72,441

The breakdown of the Loan and lease operations portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 688 and R$ 799 in interest and similar income as of 03/31/2017 and 03/31/2016 respectively, with the same impact on the allowance for loan and lease losses expenses.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	59

b)	Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

Composition of the carrying amount by class of assets	Opening balance 12/31/2016	Write-offs	Net increase / (Reversal)	Closing balance 03/31/2017
Individuals	14,259	(3,389)	2,731	13,601
Credit card	3,693	(1,169)	944	3,468
Personal loans	7,756	(1,736)	1,408	7,428
Payroll loans	2,108	(338)	268	2,038
Vehicles	644	(132)	97	609
Mortgage loans	58	(14)	14	58
Corporate	5,862	(534)	1,433	6,761
Small and medium businesses	4,743	(1,203)	930	4,470
Foreign loans - Latin America	2,108	(429)	1,302	2,981
Total	26,972	(5,555)	6,396	27,813

Composition of the carrying amount by class of assets	Opening balance 12/31/2015	Write-offs	Net increase / (Reversal)	Closing balance 12/31/2016
Individuals	14,717	(13,682)	13,224	14,259
Credit card	4,141	(4,905)	4,457	3,693
Personal loans	8,330	(6,745)	6,171	7,756
Payroll loans	1,319	(1,273)	2,062	2,108
Vehicles	874	(709)	479	644
Mortgage loans	53	(50)	55	58
Corporate	6,459	(4,985)	4,388	5,862
Small and medium businesses	4,809	(4,267)	4,201	4,743
Foreign loans - Latin America	859	(1,317)	2,566	2,108
Total	26,844	(24,251)	24,379	26,972

The composition of the allowance for loan and lease losses by customer sector is shown in the following table:

	03/31/2017	12/31/2016
Public sector	7	5
Industry and commerce	5,422	5,253
Services	5,906	5,237
Natural resources	898	872
Other sectors	285	19
Individuals	15,295	15,586
Total	27,813	26,972

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant or, in aggregate, for financial assets that are not individually significant (Note 2.4d X).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	60

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	03/31/2017						12/31/2016
	Impaired		Not impaired		Total		Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated

Corporate (*)	15,890	6,254	99,548	507	115,438	6,761	14,138	5,351	107,616	511	121,754	5,862

II- Collectively evaluated

Individuals	10,046	6,280	170,078	7,321	180,124	13,601	10,763	6,756	172,384	7,503	183,147	14,259
Credit card	3,271	1,997	52,945	1,471	56,216	3,468	3,512	2,150	55,510	1,543	59,022	3,693
Personal loans	4,438	3,030	21,345	4,398	25,783	7,428	4,837	3,302	20,976	4,454	25,813	7,756
Payroll loans	1,379	918	43,469	1,120	44,848	2,038	1,431	954	43,205	1,154	44,636	2,108
Vehicles	553	310	14,273	299	14,826	609	591	326	14,843	318	15,434	644
Mortgage loans	405	25	38,046	33	38,451	58	392	24	37,850	34	38,242	58
Small and medium businesses	3,449	2,408	53,937	2,062	57,386	4,470	3,646	2,523	55,289	2,220	58,935	4,743

Foreign loans - Latin America	1,840	839	123,058	2,142	124,898	2,981	1,770	727	124,760	1,381	126,530	2,108

Total	31,225	15,781	446,621	12,032	477,846	27,813	30,317	15,357	460,049	11,615	490,366	26,972

(*) As detailed in Note 2.4.d X, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan and lease losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	61

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	03/31/2017
	Minimum future	Future financial	Present
	payments	income	value
Current	3,521	(1,780)	1,741
Up to 1 year	3,521	(1,780)	1,741
Non-current	9,610	(3,020)	6,590
From 1 to 5 years	5,662	(2,843)	2,819
Over 5 years	3,948	(177)	3,771
Total	13,131	(4,800)	8,331

	12/31/2016
	Minimum future	Future financial	Present
	payments	income	value
Current	3,572	(1,636)	1,936
Up to 1 year	3,572	(1,636)	1,936
Non-current	9,726	(2,955)	6,771
From 1 to 5 years	5,741	(2,778)	2,963
Over 5 years	3,985	(177)	3,808
Total	13,298	(4,591)	8,707

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 259 (R$ 254 at 12/31/2016).

d)	Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts at March 31, 2017 and December 31, 2016:

	03/31/2017				12/31/2016
	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book	Fair	Book	Fair	Book	Fair	Book	Fair
Nature of operation	value	value	value	value	value	value	value	value
Companies – working capital	2,737	2,737	2,736	2,736	2,768	2,768	2,768	2,768
Companies - loan (2)	-	-	7	7	-	-	8	8
Individuals - vehicles (2)	-	-	4	4	-	-	4	4
Individuals – mortgage loan	2,900	2,844	2,898	2,834	3,061	2,960	3,055	2,944
Total	5,637	5,581	5,645	5,581	5,829	5,728	5,835	5,724

(1)	Under Interbank Market Debt.

(2)	Assignment of operations that had already been written down to losses

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	62

Note 13 - Investments in associates and joint ventures

a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest % at 03/31/2017		03/31/2017
	Total	Voting	Stockholders’ equity	Other Comprehensive Income	Net income	Investment	Equity in earnings	Market value (g)
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	4,446	14	181	2,667	74	2,792
BSF Holding S.A. (c)	49.00	49.00	2,013	-	78	1,568	34	-
IRB-Brasil Resseguros S.A. (a) (d)	15.01	15.01	3,500	(15)	313	521	50	-
Other (e)	-	-	-	-	-	113	1	-
Joint Ventures - Other (f)	-	-	-	-	-	204	(11)	-
Total	-	-	-	-	-	5,073	148	-

	Interest % at 12/31/2016		12/31/2016						03/31/2016
	Total	Voting	Stockholders’ equity	Other comprehensive income	Net income	Investment	Equity in earnings	Market value (g)	Equity in earnings
Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	4,251	26	293	2,587	241	2,644	57
BSF Holding S.A.(c)	49.00	49.00	2,067	(1)	396	1,687	194	-	46
IRB-Brasil Resseguros S.A.(a) (d)	15.01	15.01	3,230	(17)	745	478	109	-	27
Other (e)	-	-	-	-	-	114	13	-	5
Joint Ventures - Other (f)			-	-	-	207	(29)		(9)
Total	-	-	-	-	-	5,073	528	-	126

(a)   For purpose of recording the participation in earnings, at 03/31/2017 the position at 02/28/2017 was used and at 03/31/2016 the position at 02/29/2016 was used, in accordance with IAS 27.

(b)   For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 758 at 03/31/2017 and R$ 762 at 12/31/2016 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.

(c)   In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 582 to goodwill on 03/31/2017.

(d)   Previously accounted for as a financial instrument. As from the 4th quarter of 2013, after completing the privatization process, ITAÚ UNIBANCO HOLDING started to exercise a significant influence over IRB. Accordingly, as from this date, the investment has been accounted for under the equity method.

(e)   At 03/31/2017, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (38.78% total and voting capital and 39,58% on 12/31/2016), Rias Redbanc S.A. (25% total and voting capital and 25% on 12/31/2016), Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital on 12/31/2016) and Tecnologia Bancária S.A. (24.92% total capital and voting capital and 24,92% on 12/31/2016).

(f)   At 03/31/2017, includes interest in total capital and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital and 50% on 12/31/2016); Conectcar Soluções de Mobilidade Eletronica S.A.(50% capital total e votante; 50% on 12/31/2016) and includes income not arising from profit subsidiaries.

(g)   Disclosed only for public companies.

At 03/31/2017, ITAÚ UNIBANCO HOLDING receives / recognizes dividends and interest on capital of the unconsolidated companies being the main IRB - Brasil Resseguros S.A. in the amount of R$ 5 (R$ 104 at 12/31/2016), BSF Holding S.A in the amount of R$ 163 (R$ 62 at 12/31/2016) and Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 222 at 12/31/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	63

b)	Other information

The table below shows the summary of the aggregate financial information of the investees under the equity method of accounting.

	03/31/2017	12/31/2016	03/31/2016
Total Assets (*)	20,267	20,819	20,324
Total Liabilities (*)	10,308	11,272	11,831
Total Income (*)	1,835	14,868	4,183
Total Expenses (*)	(1,263)	(13,401)	(3,765)

(*) Represented by IRB-Brasil Resseguros S.A., in the amount of R$ 13,475 (R$ 14,313 at 12/31/2016) related to assets, R$ 9,975 (R$ 11,083 at 12/31/2016) related to liabilities, R$ 1,569 (R$ 14,142 at 12/31/2016) related to income and of R$ (1,256) (R$ (13,397) at 12/31/2016) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lessee

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 11 (R$ 26 at 12/31/2016).

The table below shows the total future minimum payments:

	03/31/2017	12/31/2016
Current	11	26
Up to 1 year	11	26
Non-current	-	-
From 1 to 5 years	-	-
Total future minimum payments	11	26
(-) Future interest	-	-
Present value	11	26

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, enter into further lease agreements or engage in debt or equity financing transactions, and there is no contingent payments related to the agreements.

The expenses related to operating lease agreements recognized under General and Administrative Expenses total R$ 329 from 01/01 to 03/31/2017 (R$ 293 from 01/01 to 03/31/2016).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	03/31/2017	12/31/2016
Current	1,175	1,336
Up to 1 year	1,175	1,336
Non-current	5,432	5,402
From 1 to 5 years	4,679	4,689
Over 5 years	753	713
Total future minimum payments	6,607	6,738

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	64

Note 15 - Fixed assets

		Real estate in use (2)		Other fixed assets (2)
Fixed Assets (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2016	387	1,047	3,099	1,857	1,901	1,205	8,543	1,075	19,114
Acquisitions	52	-	-	20	2	35	41	18	168
Disposal	-	-	-	(10)	-	(3)	(90)	(1)	(104)
Exchange variation	-	-	(3)	(3)	26	(36)	(2)	1	(17)
Transfers	(15)	-	2	9	4	-	-	-	-
Other	5	(4)	(13)	10	(10)	(2)	(12)	(1)	(27)
Balance at 03/31/2017	429	1,043	3,085	1,883	1,923	1,199	8,480	1,092	19,134

Depreciation
Balance at 12/31/2016	-	-	(1,840)	(1,114)	(986)	(674)	(5,804)	(654)	(11,072)
Accumulated depreciation	-	-	(20)	(53)	(39)	(26)	(226)	(26)	(390)
Disposal	-	-	-	9	-	1	81	1	92
Exchange variation	-	-	1	1	(17)	29	(3)	(1)	10
Other	-	-	11	-	(1)	1	13	1	25
Balance at 03/31/2017	-	-	(1,848)	(1,157)	(1,043)	(669)	(5,939)	(679)	(11,335)

Impairment
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 03/31/2017	-	-	-	-	-	-	-	-	-

Book value
Balance at 03/31/2017	429	1,043	1,237	726	880	530	2,541	413	7,799

(1)	The contractual commitments for purchase of the fixed assets totaled R$ 256, achievable by 2017 (Note 36 - Off balance sheet).

(2)	Includes the amount of R$ 4 related to attached real estate.

(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	65

		Real estate in use (2)		Other fixed assets (2)
Fixed assets (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2016	792	1,008	3,026	1,673	1,801	975	8,217	858	18,350
Acquisitions	341	57	70	137	47	309	246	223	1,430
Disposal	-	(4)	(13)	(56)	(15)	(8)	(449)	(6)	(551)
Exchange variation	(2)	(15)	(11)	(22)	(3)	(67)	151	3	34
Transfers	(738)	-	27	125	-	1	515	4	(66)
Other	(6)	1	-	-	71	(5)	(137)	(7)	(83)
Balance at 12/31/2016	387	1,047	3,099	1,857	1,901	1,205	8,543	1,075	19,114

Depreciation
Balance at 12/31/2016	-	-	(1,764)	(930)	(841)	(579)	(5,138)	(557)	(9,809)
Accumulated depreciation	-	-	(80)	(245)	(142)	(102)	(1,038)	(95)	(1,702)
Disposal	-	-	11	53	6	5	377	4	456
Exchange variation	-	-	(8)	8	9	(1)	(101)	(8)	(101)
Other	-	-	1	-	(18)	3	96	2	84
Balance at 12/31/2016	-	-	(1,840)	(1,114)	(986)	(674)	(5,804)	(654)	(11,072)

Impairment
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-

Book value
Balance at 12/31/2016	387	1,047	1,259	743	915	531	2,739	421	8,042
(1)	The contractual commitments for purchase of the fixed assets totaled R$ 48 achievable by 2017 (Note 36 - Off balance sheet).

(2)	Includes the amount of R$ 4 related to attached real estate.

(3)	Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	66

Note 16 - Intangible assets

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2016	1,046	1,748	3,840	3,525	1,078	11,237
Acquisitions	53	-	112	30	-	195
Terminated agreements/ write off	(103)	(4)	(1)	-	-	(108)
Exchange variation	-	5	(34)	-	(103)	(132)
Other	(1)	(7)	3	-	114	109
Balance at 03/31/2017	995	1,742	3,920	3,555	1,089	11,301

Amortization (2)
Balance at 12/31/2016	(555)	(376)	(1,701)	(532)	(284)	(3,448)
Amortization expense	(63)	(73)	(109)	(97)	(88)	(430)
Terminated agreements/ write off	84	4	-	-	-	88
Exchange variation	-	52	3	-	13	68
Other	-	(4)	3	-	49	48
Balance at 03/31/2017	(534)	(397)	(1,804)	(629)	(310)	(3,674)

Impairment (3)
Balance at 12/31/2016	(19)	-	(54)	(335)	-	(408)
Additions / assumptions	-	-	-	-	-	-
Write off	18	-	(1)	-	-	17
Balance at 03/31/2017	(1)	-	(55)	(335)	-	(391)

Book value
Balance at 03/31/2017	460	1,345	2,061	2,591	779	7,236

(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 193 achievable by 2017 (Note 36 - Off balance sheet).
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4i.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	67

		Other intangible assets
		Association for the
	Acquisition of	promotion and offer
	rights to credit	of financial products	Acquisition of	Development of	Other intangible
Intangible assets (1)	payroll	and services	software	software	assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2016	1,005	1,409	2,362	3,311	960	9,047
Acquisitions	342	719	1,293	215	277	2,846
Terminated agreements / write off	(308)	(73)	(3)	(1)	-	(385)
Exchange variation	-	(12)	120	-	(130)	(22)
Other	7	(295)	68	-	(29)	(249)
Balance at 12/31/2016	1,046	1,748	3,840	3,525	1,078	11,237

Amortization (2)
Balance at 12/31/2016	(600)	(330)	(1,190)	(252)	(342)	(2,714)
Amortization expense	(261)	(263)	(429)	(280)	(298)	(1,531)
Terminated agreements / write off	306	67	1	-	-	374
Exchange variation	-	84	(107)	-	110	87
Other	-	66	24	-	246	336
Balance at 12/31/2016	(555)	(376)	(1,701)	(532)	(284)	(3,448)

Impairment (3)
Balance at 12/31/2016	(18)	(2)	-	(18)	-	(38)
Additions / assumptions	(1)	-	(57)	(317)	-	(375)
Reversals	-	2	3	-	-	5
Balance at 12/31/2016	(19)	-	(54)	(335)	-	(408)

Book value
Balance at 12/31/2016	472	1,372	2,085	2,658	794	7,381

(1)	The contractual commitments for the purchase of new intangible assets totaled R$ 262 achievable by 2016 (Note 36 - Off balance sheet).
(2)	All intangible assets have a defined useful life.
(3)	Note 2.4i.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	68

Note 17 - Deposits

The table below shows the breakdown of deposits:

	03/31/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	180,793	83,023	263,816	187,882	80,399	268,281
Time deposits	69,370	82,984	152,354	75,913	80,361	156,274
Interbank deposits	4,377	39	4,416	3,719	38	3,757
Savings deposits	107,046	-	107,046	108,250	-	108,250
Non-interest bearing deposits	61,110	-	61,110	61,133	-	61,133
Demand deposits	61,108	-	61,108	61,133	-	61,133
Others Deposits	2	-	2	-	-	-
Total	241,903	83,023	324,926	249,015	80,399	329,414

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	03/31/2017	12/31/2016
Structured notes
Shares	54	49
Debt securities	428	470
Total	482	519

The effect of the changes in credit risk of these instruments is not significant at 03/31/2017 and 12/31/2016.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	03/31/2017	12/31/2016
	Cost / Fair value	Cost / Fair value
Current - up to one year	77	134
Non-current	405	385
From one to five years	300	295
From five to ten years	61	52
After ten years	44	38
Total	482	519

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	69

Note 19 – Securities sold under repurchase agreements and interbank and institutional market debts

a) Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	03/31/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total
Securities sold under repurchase agreements	229,665	100,312	329,977	234,569	114,595	349,164
Transactions backed by own financial assets (*)	91,845	100,312	192,157	101,400	114,595	215,995
Transactions backed by third party financial assets	137,820	-	137,820	133,169	-	133,169
Interbank market debt	75,185	57,604	132,789	75,352	60,131	135,483
Real estate credit bills	12,316	6,124	18,440	12,830	6,349	19,179
Agribusiness credit bills	9,694	5,750	15,444	9,158	6,284	15,442
Financial credit bills	7,430	12,614	20,044	5,976	13,590	19,566
Import and export financing	36,356	8,316	44,672	38,123	7,510	45,633
On-lending - domestic	9,329	19,215	28,544	9,205	20,623	29,828
Liabilities from transactions related to credit assignments (Note 12d)	60	5,585	5,645	60	5,775	5,835

(*) It includes R$ 116,961 (R$ 132,149 at 12/31/2016) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements(*)	8.5% of CDI to 17.36%	0.90% to 1.75%
Mortgage notes	-	2.5% to 8%
Real estate credit bills	83% to 100% of CDI	-
Financial credit bills	IGPM to 113%	-
Agribusiness credit bills	83% to 98% of CDI	-
Import and export financing	1.1% to 6.0%	1.10% to 11%
On-lending - domestic	2.5% to 14.5%	-
Liabilities from transactions related to credit assignments	6.78% to 13.17%	-

(*)	Note 2.4d presents the operations comprising Deposits received under securities repurchased agreements.Final repurchase dates are set until December 2032.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	03/31/2017			12/31/2016
	Current	Non-current	Total	Current	Non-current	Total
Subordinated debt (1)	10,101	43,125	53,226	11,056	46,364	57,420
Foreign borrowing through securities	9,543	26,876	36,419	5,947	27,636	33,583
Structured Operations Certificates (2)	1,955	3,482	5,437	2,050	3,186	5,236
Total	21,599	73,483	95,082	19,053	77,186	96,239

(1) At 03/31/2017, the amount of R$ 47,815 (R$ 51,875 at 12/31/2016) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

(2) As at March 31, 2017, the market value of the funding from Structured Operations Certificates issued is R$ 6,037.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 1% to IGPM + 7.6%	2.8% to 10.79%
Foreign borrowing through securities	0.89% to 12.73%	0.97% to 26.62%
Structured Operations Certificates	IPA + 3.28% to 16.54%	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	70

Note 20 - Other assets and liabilities

a)	Other assets

	03/31/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
Financial (1)	37,511	12,312	49,823	41,648	12,269	53,917
Receivables from credit card issuers	23,880	-	23,880	26,124	-	26,124
Insurance and reinsurance operations	1,260	13	1,273	1,306	14	1,320
Deposits in guarantee for contingent liabilities (Note 32)	2,132	11,353	13,485	2,118	11,144	13,262
Deposits in guarantee for foreign borrowing program	633	-	633	893	-	893
Negotiation and intermediation of securities	4,712	1	4,713	6,770	-	6,770
Receivables from reimbursement of contingent liabilities (Note 32c)	256	924	1,180	258	870	1,128
Receivables from services provided	2,843	2	2,845	2,510	-	2,510
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	5	5	7	234	241
Operations without credit granting characteristics	1,795	14	1,809	1,662	7	1,669
Non-financial	6,796	2,001	8,797	7,804	2,223	10,027
Prepaid expenses	2,181	599	2,780	2,101	687	2,788
Retirement plan assets (Notes 29c and d)	-	1,092	1,092	-	1,113	1,113
Sundry domestic	1,324	32	1,356	1,634	32	1,666
Premiums from loan operations	481	225	706	531	319	850
Sundry foreign	1,532	47	1,579	1,776	65	1,841
Other	1,278	6	1,284	1,762	7	1,769

(1) There were no impairment losses for other financial assets in these periods.

(2) The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	03/31/2017			12/31/2016
	Current	Non- current	Total	Current	Non- current	Total
Financial	63,786	37	63,823	71,798	34	71,832
Credit card operations	54,096	-	54,096	58,920	-	58,920
Foreign exchange portfolio	712	-	712	620	-	620
Negotiation and intermediation of securities	7,005	37	7,042	10,538	-	10,538
Finance leases (Note 14a)	11	-	11	26	-	26
Funds from consortia participants	102	-	102	84	-	84
Other	1,860	-	1,860	1,610	34	1,644
Non-financial	26,858	1,175	28,033	25,968	1,142	27,110
Collection and payment of taxes and contributions	4,429	-	4,429	297	-	297
Sundry creditors - domestic	2,216	124	2,340	2,488	117	2,605
Funds in transit	10,671	171	10,842	10,214	190	10,404
Provision for sundry payments	1,678	259	1,937	2,007	203	2,210
Social and statutory	2,508	7	2,515	5,541	35	5,576
Related to insurance operations	216	-	216	224	-	224
Liabilities for official agreements and rendering of payment services	709	-	709	864	-	864
Provision for retirement plan benefits (Note 29c and e)	206	570	776	201	548	749
Personnel provision	1,439	44	1,483	1,352	49	1,401
Provision for health insurance	747	-	747	742	-	742
Deferred income	1,977	-	1,977	1,975	-	1,975
Other	62	-	62	63	-	63

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	71

Note 21 – Stockholders’ equity

a)	Capital

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21, 2016 and the process was approved by the Central Bank on September 23, 2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders` Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares of own issue held in treasury, without change to the capital stock, through the capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

Capital comprises 6,582,307,543 book-entry shares with no par value, of which 3,351,744,217 are common and 3,230,563,326 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 97,148 (R$ 97,148 at 12/31/2016), of which R$ 65,887 (R$ 65,534 at 12/31/2016) refers to stockholders domiciled in the country and R$ 31,261 (R$ 31,614 at 12/31/2016) refers to stockholders domiciled abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	03/31/2017
		Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
Shares of capital stock at 03/31/2017	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 03/31/2017	3,334,949,788	1,129,276,904	4,464,226,692
Residents abroad at 03/31/2017	16,794,429	2,101,286,422	2,118,080,851
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882)
Purchase of shares	-	7,976,000	7,976,000	(286)
Exercised options – granting of stock options	-	(11,689,429)	(11,689,429)	154
Disposals – stock option plan	-	(8,190,700)	(8,190,700)	397
Treasury shares at 03/31/2017 (1)	3,074	57,700,333	57,703,407	(1,617)
Outstanding shares at 03/31/2017	3,351,741,143	3,172,862,993	6,524,604,136
Outstanding shares at 12/31/2016	3,351,741,143	3,160,958,864	6,512,700,007

	12/31/2016
		Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2015	3,033,657,386	1,130,776,196	4,164,433,582
Residents abroad at 12/31/2015	13,382,812	1,906,099,555	1,919,482,367
Shares of capital stock at 12/31/2015	3,047,040,198	3,036,875,751	6,083,915,949
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)
Bonus Shares - ESM of 09/14/2016 - Carried out at 09/23/2016	304,704,019	293,687,575	598,391,594
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Treasury shares at 12/31/2015 (1)	2,795	162,562,650	162,565,445	(4,353)
Purchase of shares	-	30,640,000	30,640,000	(947)
Exercised options - granting of stock options	-	(19,931,626)	(19,931,626)	315
Disposals – stock option plan	-	(8,293,957)	(8,293,957)	433
(-) Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	(100,000,000)	(100,000,000)	2,670
Bonus Shares - ESM of 09/14/2016 - Carried out at 09/23/2016	279	4,627,395	4,627,674	-
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882)
Outstanding shares at 12/31/2016	3,351,741,143	3,160,958,864	6,512,700,007
Outstanding shares at 12/31/2015 (2)	3,351,741,143	3,161,744,411	6,513,485,554

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) For better comparability, outstanding shares were adjusted to reflect the bonuses of 09/23/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	72

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share):

	01/01 to 03/31/2017
Cost / market value	Common	Preferred
Minimum	-	33.48
Weighted average	-	35.83
Maximum	-	38.56
Treasury shares
Average cost	6.59	28.02
Market value at 03/31/2017	33.77	37.90

	01/01 to 12/31/2016
Cost / market value	Common	Preferred
Minimum	-	23.79
Weighted average	-	30.13
Maximum	-	36.05
Treasury shares
Average cost	6.59	27.04
Market value at 12/31/2016	30.00	33.85

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	73

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

Calculation of dividends and interest on capital

	03/31/2017	03/31/2016
Statutory net income	5,785	4,263
Adjustments:
(-) Legal reserve	(289)	(213)
Dividend calculation basis	5,496	4,050
Mandatory dividend - 25%	1,374	1,012
Dividends and interest on capital – paid / provisioned for	2,470	1,012

Payments / provision for interest on capital and dividends

	03/31/2017
	Gross	WHT	Net
Paid / prepaid	195	-	195
Dividends - 2 monthly installments of R$ 0.015 per share paid from February to March 2017	195	-	195

Declared until 03/31/2017 (recorded in other liabilities)	1,369	(191)	1,178
Dividends - 1 monthly installment of R$ 0.015 per share paid on 04/03/2017	97	-	97
Interest on capital - R$ 0.1949 per share	1,272	(191)	1,081

Declared after 03/31/2017 (Recorded in Revenue Reserves - Dividends equalization)	1,290	(193)	1,097
Interest on capital - R$ 0.1977 per share	1,290	(193)	1,097

Total from 01/01 to 03/31/2017 - R$ 0.3787 net per share	2,854	(384)	2,470

	03/31/2016
	Gross	WHT	Net
Paid / prepaid	178	-	178
Dividends - 2 monthly installments of R$ 0.015 per share paid from February to March 2016	178	-	178

Declared until 03/31/2016 (recorded in other liabilities)	966	(132)	834
Dividends - 1 monthly installment of R$ 0.015 per share paid on 04/01/2016	89	-	89
Interest on capital - R$ 0.1480 per share	877	(132)	745

Total from 01/01 to 03/31/2016 - R$ 0,1708 net per share	1,144	(132)	1,012

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	74

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan and variable compensation.

d)	Appropriated reserves

	03/31/2017	12/31/2016
Capital reserves (1)	285	285
Premium on subscription of shares	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1
Revenue reserves	2,107	3,158
Legal (2)	8,127	7,838
Statutory	3,776	1,132
Dividends equalization (3)	1,660	337
Working capital increase (4)	528	-
Increase in capital of investees (5)	1,588	795
Corporate reorganizations (Note 2.4 a III)	(11,086)	(10,862)
Unrealized profits (6)	1,290	5,050
Total reserves at parent company	2,392	3,443

(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.

(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.

(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances on dividends, including interest on capital, to maintain the flow of the stockholders' compensation.

(4)	Reserve for working capital - its purpose is to guarantee funds for operations.

(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.

(6)	Refers to Interest on Capital provided for up to march 31 for each period, in compliance with BACEN Circular Letter nº 3,516, of july 21, 2011.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	03/31/2017	12/31/2016	01/01 to 03/31/2017	01/01 to 03/31/2016
Itaú CorpBanca (Note 3)	9,878	10,117	(115)	-
Banco CorpBanca Colômbia S.A. (Note 3)	1,210	1,231	(59)	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	545	519	26	26
Banco Itaú Consignado S.A.	-	-	-	(61)
Luizacred S.A. Soc. Cred. Financiamento Investimento	290	275	19	13
Others	73	90	6	9
Total	11,996	12,232	(123)	(13)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	75

Note 22 – Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 03/31/2017, the accounting effect of the share-based payment in income was R$ (142) (R$ (163) from 01/01 to 03/31/2016.

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity benefit from the appreciation that their work and dedication bring to the shares.

In addition to the grants provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A. and to Unibanco Holdings S.A., and to Redecard S.A. (“Rede”) stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be restated to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	76

Summary of changes in the plan

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Options:
Granted	-	-
Canceled / Forfeited (*)	(3,894)	30.83
Exercised	(5,019,607)	30.50	39.94
Balance at 03/31/2017	33,010,005	38.43
Options exercisable at the end of the period	33,010,005	38.43
Options outstanding but not exercisable	-	0.00
Range of exercise prices
Granting 2010-2011		21,71 - 42,22
Granting 2012		30.83
Weighted average of the remaining contractual life (in years)	1.75

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Options:
Granted	-	-
Canceled / Forfeited (*)	(34,321)	23.34
Exercised	(504,816)	23.86	28.98
Opening balance 03/31/2016	50,004,011	32.93
Options exercisable at the end of the period	35,403,545	34.44
Options outstanding but not exercisable	14,600,466	29.25
Range of exercise prices
Granting 2009-2010		21,71 - 40,05
Granting 2011-2012		21,71 - 39,12
Weighted average of the remaining contractual life (in years)	2.37

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	77

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variations. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulations.

The acquisition prices of own shares and Share-Based Instruments are established every six months and is equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 32.33 per share at 03/31/2017 (R$ 19.45 per share at 03/31/2016).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, to conform to this new legislation.

Changes in the Partner Program

Quantity
Balance at 12/31/2016	35,462,379
New granted	7,041,957
Cancelled	(262,914)
Exercised	(6,669,822)
Balance at 03/31/2017	35,571,600
Weighted average of remaining contractual life (years)	3.04

Quantity
Balance at 12/31/2015	33,666,355
New granted	12,416,190
Cancelled	(59,796)
Exercised	(8,119,616)
Balance at 03/31/2016	37,903,133
Weighted average of remaining contractual life (years)	2.69

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	78

III- Variable compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 38.31 per share at 03/31/2017 (R$ 21.96 per share at 03/31/2016).

Change in variable compensation in shares	2017
Quantity
Opening balance 12/31/2016	24,539,406
New	7,127,366
Delivered	(11,824,327)
Cancelled	(97,516)
Balance at 03/31/2017	19,744,929

Change in variable compensation in shares	2016
Quantity
Opening balance 12/31/2015	22,325,573
New	11,850,471
Delivered	(10,639,200)
Cancelled	(94,355)
Balance at 03/31/2016	23,442,489

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	79

Note 23 - Interest and similar income and expense and net gain (loss) on investment securities and

a)	Interest and similar income

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Central Bank compulsory deposits	1,875	1,583
Interbank deposits	198	315
Securities purchased under agreements to resell	7,900	8,184
Financial assets held for trading	7,452	5,813
Available-for-sale financial assets	2,419	3,013
Held-to-maturity financial assets	836	1,038
Loan and lease operations	19,356	18,547
Other financial assets	234	214
Total	40,270	38,707

b)	Interest and similar expense

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Deposits	(3,120)	(3,705)
Securities sold under repurchase agreements	(11,755)	(11,901)
Interbank market debt	(2,447)	(563)
Institutional market debt	(1,887)	(1,837)
Financial expense from technical reserves for insurance and private pension	(4,935)	(4,653)
Other	(33)	(27)
Total	(24,177)	(22,686)

c)	Net gain (loss) on investment securities and derivatives

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Financial assets held for trading	1,062	2,374
Derivatives (*)	1,800	1,244
Financial assets designated at fair value through profit or loss	27	41
Available-for-sale financial assets	212	(556)
Held-to-Maturity Financial Assets (Permanent Loss)	(300)	-
Finacial liabilities held for trading	(31)	(91)
Total	2,770	3,012

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 03/31/2017, ITAÚ UNIBANCO HOLDING recognized impairment expenses on Held-to-Maturity Financial Assets in the amount of R$ 300. Total loss, net of reversals, amounted to R$260 (R$ 314 of reversal at 03/31/2016) and was recorded in the statement of income in line item Securities and derivative financial instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	80

Note 24 - Banking service fees

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Current account services	2,490	2,238
Asset management fees	979	767
Collection commissions	334	309
Fees from credit card services	3,384	3,226
Fees for guarantees issued and credit lines	444	402
Brokerage commission	99	47
Other	542	451
Total	8,272	7,440

Note 25 - Other income

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Gains on sale of assets held for sale, fixed assets and investments in associates
and joint ventures	30	24
Recovery of expenses	50	64
Reversal of provisions	81	47
Program for Cash or Installment Payment of Federal Taxes	-	11
Other	251	106
Total	412	252

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	81

Note 26 - General and administrative expenses

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Personnel expenses	(5,505)	(4,911)
Compensation	(2,271)	(1,902)
Payroll taxes	(701)	(610)
Welfare benefits	(809)	(659)
Retirement plans and post-employment benefits (Note 29)	(25)	12
Defined benefit	(23)	(16)
Defined contribution	(2)	28
Stock option plan (Note 22d)	(62)	(107)
Training	(41)	(36)
Employee profit sharing	(843)	(811)
Dismissals	(121)	(99)
Provision for labor claims (Note 32)	(632)	(699)
Administrative expenses	(3,812)	(3,533)
Data processing and telecommunications	(981)	(933)
Third party services	(991)	(931)
Installations	(268)	(247)
Advertising, promotions and publications	(223)	(208)
Rent	(373)	(341)
Transportation	(85)	(99)
Materials	(77)	(63)
Financial services	(203)	(173)
Security	(185)	(177)
Utilities	(107)	(120)
Travel	(43)	(40)
Other	(276)	(201)
Depreciation	(390)	(427)
Amortization	(356)	(243)
Insurance acquisition expenses	(104)	(210)
Other expenses	(2,332)	(2,063)
Expenses related to credit cards	(946)	(805)
Losses with third party frauds	(175)	(107)
Loss on sale of assets held for sale, fixed assets and investments in associates and joint ventures	(83)	(29)
Provision for civil lawsuits (Note 32)	(323)	(345)
Provision for tax and social security lawsuits	(203)	(215)
Refund of interbank costs	(74)	(64)
Other	(528)	(498)
Total	(12,499)	(11,387)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	82

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

Demonstration of Income tax and social contribution expense calculation:

	01/01 to	01/01 to
Due on operations for the period	03/31/2017	03/31/2016
Income before income tax and social contribution	9,405	10,675
Charges (income tax and social contribution) at the rates in effect (Note 2.4 k)	(4,232)	(4,804)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	(64)	56
Foreign exchange variation on investiments abroad	(733)	(1,917)
Interest on capital	967	891
Corporate reorganizations (Note 2.4 a III)	157	157
Dividends and interest on external debt bonds	69	61
Other nondeductible expenses net of non taxable income (*)	2,706	4,623
Income tax and social contribution expenses	(1,130)	(933)
Related to temporary differences
Increase (reversal) for the period	(2,397)	(4,042)
Increase (reversal) of prior periods	-	(2)
(Expenses)/Income related to deferred taxes	(2,397)	(4,044)
Total income tax and social contribution expenses	(3,527)	(4,977)

(*) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	83

b)	Deferred taxes

I - The deferred tax asset balance and respective changes are as follows:

	12/31/2016	Realization / reversal	Increase	03/31/2017
Reflected in income	47,883	(4,623)	4,583	47,843
Allowance for loan and lease losses	26,975	(2,085)	1,480	26,370
Related to income tax and social contribution tax carryforwards	6,928	(38)	781	7,671
Provision for contingent liabilities	5,707	(338)	558	5,927
Civil lawsuits	1,955	(105)	132	1,982
Labor claims	2,168	(191)	244	2,221
Tax and social security	1,582	(42)	181	1,721
Other	2	-	1	3
Goodwill on purchase of investments	165	(70)	-	95
Legal liabilities – tax and social security	387	(162)	86	311
Adjustments of operations carried out on the futures settlement market	485	-	92	577
Adjustment to market value of financial assets held for trading and derivatives	145	(145)	181	181
Provision related to health insurance operations	300	(2)	-	298
Other	6,791	(1,783)	1,405	6,413
Reflected in stockholders’ equity	2,994	(656)	395	2,733
Corporate reorganizations (Note 2.4 a III)	1,256	(157)	-	1,099
Adjustment to market value of available-for-sale securities	642	(499)	100	243
Cash flow hedge	843	-	290	1,133
Other	253	-	5	258
Total (1)(2)	50,877	(5,279)	4,978	50,576

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 34,524 and R$ 580.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

	12/31/2015	Realization / reversal	Increase	12/31/2016
Reflected in income	48,911	(16,508)	15,480	47,883
Allowance for loan and lease losses	25,572	(6,337)	7,740	26,975
Related to income tax and social contribution tax carryforwards	6,655	(288)	561	6,928
Provision for contingent liabilities	5,385	(1,784)	2,106	5,707
Civil lawsuits	2,149	(701)	507	1,955
Labor claims	1,812	(1,010)	1,366	2,168
Tax and social security	1,420	(71)	233	1,582
Other	4	(2)	-	2
Goodwill on purchase of investments	511	(346)	-	165
Legal liabilities – tax and social security	508	(200)	79	387
Adjustments of operations carried out in futures settlement market	1,253	(797)	29	485
Adjustment to market value of financial assets held for trading and derivatives	4,951	(4,951)	145	145
Provision related to health insurance operations	322	(22)	-	300
Other	3,754	(1,783)	4,820	6,791
Reflected in stockholders’ equity	4,253	(1,970)	711	2,994
Corporate reorganizations (Note 2.4 a III)	1,883	(627)	-	1,256
Adjustment to market value of available-for-sale securities	1,980	(1,338)	-	642
Cash flow hedge	137	-	706	843
Other	253	(5)	5	253
Total (*)	53,164	(18,478)	16,191	50,877

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 37,395 and R$ 643.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	84

II- The provision for deferred tax and contributions and respective changes are as follows:

	12/31/2016	Realization / reversal	Increase	03/31/2017
Reflected in income	13,507	(8,575)	10,932	15,864
Depreciation in excess – finance lease	936	(446)	53	543
Adjustment of escrow deposits and contingent liabilities	1,193	(21)	33	1,205
Pension plans	233	-	69	302
Adjustments of operations carried out on the futures settlement market	1,095	-	392	1,487
Adjustment to market value of financial assets held for trading and derivatives	7,293	(7,293)	9,243	9,243
Taxation of results abroad – capital gains	1,502	-	263	1,765
Other	1,255	(815)	879	1,319
Reflected in stockholders’ equity accounts	618	(43)	193	768
Adjustment to market value of available-for-sale securities	486	-	128	614
Cash flow hedge	63	-	65	128
Provision for pension plan benefits	35	(25)	-	10
Other	34	(18)	-	16
Total (*)	14,125	(8,618)	11,125	16,632

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 34,524 and R$ 580.

	12/31/2015	Realization / reversal	Increase	12/31/2016
Reflected in income	4,277	(2,283)	11,513	13,507
Depreciation in excess – finance lease	1,487	(551)	-	936
Adjustment of escrow deposits and contingent liabilities	1,130	(168)	231	1,193
Pension plans	336	(143)	40	233
Adjustments of operations carried out on the futures settlement market	51	(100)	1,144	1,095
Adjustment to market value of financial assets held for trading and derivatives	198	(198)	7,293	7,293
Taxation of results abroad – capital gains	286	-	1,216	1,502
Other	789	(1,123)	1,589	1,255
Reflected in stockholders’ equity accounts	1,804	(1,639)	453	618
Adjustment to market value of available-for-sale securities	53	-	433	486
Cash flow hedge	1,313	(1,250)	-	63
Provision for pension plan benefits	424	(389)	-	35
Other	14	-	20	34
Total (*)	6,081	(3,922)	11,966	14,125

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 37,395 and R$ 643.

III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution existing at 03/31/2017, are:

	Deferred tax assets
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2017	16,141	38%	37	0%	16,178	32%	(1,330)	8%	14,848	44%
2018	13,662	32%	136	2%	13,798	27%	(595)	4%	13,203	39%
2019	6,192	14%	2,228	29%	8,420	17%	(2,625)	16%	5,795	17%
2020	833	2%	2,465	32%	3,298	6%	(1,716)	10%	1,582	5%
2021	532	1%	2,301	30%	2,833	6%	(391)	2%	2,442	7%
After 2021	5,545	13%	504	7%	6,049	12%	(9,975)	60%	(3,926)	-12%
Total	42,905	100%	7,671	100%	50,576	100%	(16,632)	100%	33,944	100%
Present value (*)	39,785		6,716		46,501		(13,611)		32,890

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that the trends for the realization of deferred tax assets arising from temporary differences, and tax loss carry forwards should not be used as an indication of future net income.

Considering the temporary effects of Law 13,169/15, which increases the Social Contribution tax rate to 20% until December 31, 2018, tax credits were accounted for based on their expected realization. There are no unrecorded deferred tax assets at 03/31/2017 and 12/31/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	85

Note 28 – Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – basic earnings per	01/01 to	01/01 to
share	03/31/2017	03/31/2016
Net income	6,001	5,711
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(69)	(70)
Subtotal	5,932	5,641
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(74)	(74)
Subtotal	5,858	5,567

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	3,014	2,864
To preferred equity owners	2,844	2,703

Total net income available to common equity owners	3,088	2,938
Total net income available to preferred equity owners	2,913	2,773

Weighted average number of shares outstanding (Note 21a)
Common shares	3,351,741,143	3,351,741,143
Preferred shares	3,162,440,944	3,163,470,918

Earnings per share - basic – R$
Common shares	0.92	0.88
Preferred shares	0.92	0.88

Net income attributable to owners of the parent company – diluted earnings per	01/01 to	01/01 to
share	03/31/2017	03/31/2016
Total net income available to preferred equity owners	2,913	2,773
Dividend on preferred shares after dilution effects	15	12
Net income available to preferred equity owners considering preferred shares after the dilution effect	2,928	2,785
Total net income available to ordinary equity owners	3,088	2,938
Dividend on preferred shares after dilution effects	(15)	(12)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	3,073	2,926
Adjusted weighted average of shares (Note 21a)
Common shares	3,351,741,143	3,351,741,143
Preferred shares	3,195,108,352	3,190,744,588
Preferred shares	3,162,440,944	3,163,470,918
Incremental shares from stock options granted under our share-based payment	32,667,408	27,273,670
Earnings per share - diluted – R$
Common shares	0.92	0.87
Preferred shares	0.92	0.87

Potential anti-dilution effects of shares under our share-based payment, which were excluded from the calculation of diluted earnings per share, totaled 2,009,258 preferred shares at 03/31/2017 and 14,270,314 preferred shares at 03/31/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	86

Note 29 – Post-employment benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for employee benefits are summarized below:

The total amounts recognized in Income for the Period and Stockholders’ Equity – Other comprehensive income were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution (*)		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Cost of current service	(17)	(13)	-	-	-	-	(17)	(13)
Net interest	(3)	(1)	19	60	(6)	(5)	10	54
Contribution	-	-	(21)	(32)	-	-	(21)	(32)
Benefits paid	-	-	-	-	3	3	3	3
Total Amounts Recognized	(20)	(14)	(2)	28	(3)	(2)	(25)	12

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 112 (R$ 85 from 01/01 to 03/31/2016), of which R$ 21 (R$ 32 from 01/01 to

03/31/2016) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Other comprehensive income

	Defined benefit		Defined contribution		Other benefits		Total
	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016
At the beginning of the period	(70)	(45)	(1,322)	(314)	(49)	(13)	(1,441)	(372)
Effects on asset ceiling	(1)	(633)	4	(1,244)	-	-	3	(1,877)
Remeasurements	(13)	608	(18)	236	-	(36)	(31)	808
Total Amounts Recognized	(84)	(70)	(1,336)	(1,322)	(49)	(49)	(1,469)	(1,441)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	87

a) Retirement plans

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, whose basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulations, which does not require actuarial calculation, except as described in Note 29c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itau Unibanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Defined Benefit Retirement Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
(1)	Defined benefit plan;
(2)	Variable contribution plan;
(3)	Defined contribution plan.

b) Governance

The closed-end private pension entities (EFPC) and the benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s by laws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	88

c) Defined benefit plans

I - Main assumptions used in actuarial valuation of retirement plans

	03/31/2017	03/31/2016
Discount rate (1)	10.24% p.a.	11.28% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	5.04% to 7.12% p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00% p.a.	4.00% p.a.
Inflation	4.00% p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING. At 12/31/2016 assumptions were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit method, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

II- Risk Exposure - Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of Assets - The actuarial liability is calculated by adopting a discount rate defined on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in Investment Income - A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan's actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation Risk - Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life Expectancy - Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III - Management of defined benefit plan assets

The general purpose of managing EFPCs funds is to search for a long term balance between assets and obligations to pay retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	89

The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value		% Allocation
Types	03/31/2017	12/31/2016	03/31/2017	12/31/2016	Target 2017
Fixed income securities	15,332	15,134	91.85%	91.61%	53% to 100%
Variable income securities	664	685	3.98%	4.15%	0% to 20%
Structured investments	9	9	0.05%	0.05%	0% to 10%
Real estate	620	623	3.71%	3.77%	0% to 7%
Loans to participants	69	69	0.41%	0.42%	0% to 5%
Total	16,694	16,520	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 657 (R$ 575 at 12/31/2016), and real estate rented to Group companies, with a fair value of R$ 595 (R$ 597 at 12/31/2016).

Fair Value

The fair value of the plan assets is adjusted up to the Balance Sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2016, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	03/31/2017	12/31/2016
1 - Net assets of the plans	16,694	16,520
2- Actuarial liabilities	(13,836)	(13,723)
3- Surplus (1-2)	2,858	2,797
4- Asset ceiling (*)	(3,085)	(3,008)
5- Net amount recognized in the balance sheet (3-4)	(227)	(211)
Amount recognized in assets (Note 20a)	325	317
Amount recognized in liabilities (Note 20b)	(552)	(528)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	90

V- Changes in the net amount recognized in the balance sheet:

	03/31/2017
	Plan net assets	Actuarial liabilities	Surplus	Asset ceiling	Recognized amount
Value at the beginning of the period	16,520	(13,723)	2,797	(3,008)	(211)
Cost of current service	-	(17)	(17)	-	(17)
Net interest (1)	410	(336)	74	(77)	(3)
Benefits paid	(255)	255	-	-	-
Contributions of sponsors	19	-	19	-	19
Contributions of participants	3	-	3	-	3
Effects on asset ceiling	-	-	-	(1)	(1)
Exchange Variation	(2)	1	(1)	-	(1)
Remeasurements (2) (3)	(1)	(16)	(17)	1	(16)
Value end of the period	16,694	(13,836)	2,858	(3,085)	(227)

	12/31/2016
	Plan net assets	Actuarial liabilities	Surplus	Asset ceiling	Recognized amount
Value at the beginning of the period	13,633	(11,587)	2,046	(2,134)	(88)
Cost of current service	-	(62)	(62)	-	(62)
Net interest (1)	1,483	(1,255)	228	(241)	(13)
Benefits paid	(1,060)	1,060	-	-	-
Contributions of sponsors	149	-	149	-	149
Contributions of participants	15	-	15	-	15
Effects on asset ceiling	-	-	-	(633)	(633)
Balance arising from the Corpbanca acquisition (Note 3)	-	(207)	(207)	-	(207)
Exchange Variation	(8)	43	35	-	35
Remeasurements (2) (3)	2,308	(1,715)	593	-	593
Value end of the period	16,520	(13,723)	2,797	(3,008)	(211)

(1) Corresponds to the amount calculated on 01/01/2017 based on the beginning amount (Net Assets, Actuarial Liabilities and Asset ceiling), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a. (At 01/01/2016 used by the discount rate of 11.28% p.a.)

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 409 (R$ 3,791 at 12/31/2016).

During the period, the contributions made totaled R$ 19 (R$ 13 from 01/01 to 03/31/2016). The contribution rate increases based on the beneficiary’s salary.

In 2017, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 71.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2017	1,071
2018	1,112
2019	1,160
2020	1,212
2021	1,266
2022 to 2026	7,098

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

	Effects on actuarial liabilities of the plan		Effect which would be recognized in Stockholders’ Equity (*)
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	703	5.13%	(271)
- Increase by 0.5%	(644)	(4.70)%	235

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	91

d)	Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the Balance sheet:

	03/31/2017			12/31/2016
	Pension plan fund	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount
Value beginning of the period	1,287	(491)	796	2,229	(270)	1,959
Net interest	31	(12)	19	269	(30)	239
Contribution (Note 29)	(21)	-	(21)	121	-	121
Receivables – allocation of funds (*)	(13)	-	(13)	(515)	-	(515)
Effects on asset ceiling (Note 29)	(15)	19	4	(1,053)	(191)	(1,244)
Remeasurements	(18)	-	(18)	236	-	236
Value end of the period (Note 20a)	1,251	(484)	767	1,287	(491)	796

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I- Change in the net amount recognized in the balance sheet:

	03/31/2017	12/31/2016
At the beginning of the period	(221)	(179)
Interest cost	(6)	(19)
Benefits paid	3	13
Remeasurements	-	(36)
At the end of the period (Note 20b)	(224)	(221)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2017	13
2018	14
2019	15
2020	16
2021	17
2022 to 2026	103

II- Assumptions and sensitivity - medical care cost

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29c I), an 8.16% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and interest cost	Income	3	(2)
Present value of obligation	Other comprehensive income	26	(22)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	92

Note 30 – Insurance contracts

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

b)	Main products

I - Insurance

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, that covers losses, damages or liabilities for assets or persons, and life insurance, that includes coverage for death and personal accidents.

	Loss ratio %		Sales ratio %
	01/01 to	01/01 to	01/01 to	01/01 to
Main insurance lines	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Group accident insurance	6.5	6.0	39.4	42.8
Individual accident	24.4	18.5	11.1	11.9
Commercial multiple peril	39.6	46.8	21.0	20.9
Internal credit	107.1	171.2	1.0	6.9
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	86.2	87.0	1.2	1.4
Serious or terminal diseases	17.9	12.4	10.7	10.7
Extended warranty - assets	16.8	19.1	62.3	64.2
Credit Life	16.6	18.3	19.3	21.2
Multiple risks	9.0	8.5	62.4	61.7
Home insurance in market policies – Credit Life	6.6	13.8	20.3	(2.5)
Group life	35.5	46.5	11.1	12.7

II - Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return, because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

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III – Income related to insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and				Retained premiums and
	contributions issued		Reinsurance		contributions
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2017	03/31/2016	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Group accident insurance	166	197	-	(1)	166	196
Individual accident	59	51	-	(5)	59	46
Commercial multiple peril	12	15	-	-	12	15
Internal Credit	14	25	-	-	14	25
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	10	15	-	-	10	15
Serious or terminal diseases	40	37	-	(1)	40	36
Warranty extension - assets	-	41	-	-	-	41
Disability Savings Pension	81	70	(1)	(1)	80	69
PGBL	446	385	-	-	446	385
Credit Life	141	143	-	-	141	143
Multiple risks	44	42	-	-	44	42
Home Insurance in Market Policies – Credit Life	69	62	(4)	(4)	65	58
Traditional	29	28	-	-	29	28
VGBL	5,303	3,888	-	-	5,303	3,888
Group life	313	309	(3)	(4)	310	305
Other lines	141	138	(6)	(3)	135	135
Total	6,868	5,446	(14)	(19)	6,854	5,427

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	94

c)	Technical reserves for insurance and private pension

The technical provisions of insurance and pension plan are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I - Insurance and private pension:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata-die basis. The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement.

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product.

•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product.

•	Provision for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of benefits and indemnities.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with benefits and indemnities, due to events incurred and to be incurred.

II - Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

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II.I - Change in technical provisions

	03/31/2017				12/31/2016
	Property,				Property,
	individuals		Life with		individuals		Life with
	and life	Private	survivor		and life	Private	survivor
	insurance	pension	benefits	Total	insurance	pension	benefits	Total
Opening balance	3,926	37,679	112,471	154,076	4,755	32,688	91,862	129,305
(+) Additions arising from premiums / contribution	1,006	555	5,303	6,864	4,302	2,395	18,153	24,850
(-) Deferral of risk	(1,146)	(81)	-	(1,227)	(5,124)	(297)	-	(5,421)
(-) Payment of claims / benefits	(343)	(105)	(43)	(491)	(1,623)	(370)	(39)	(2,032)
(+) Reported claims	383	-	-	383	1,620	-	-	1,620
(-) Redemptions	-	(444)	(2,636)	(3,080)	(1)	(1,939)	(13,277)	(15,217)
(+/-) Net portability	-	192	349	541	-	380	709	1,089
(+) Adjustment of reserves and financial surplus	9	1,138	3,740	4,887	20	4,371	13,171	17,562
(+/-) Other (recognition / reversal)	(125)	52	(58)	(131)	(23)	451	1,892	2,320
Reserves for insurance and private pension	3,710	38,986	119,126	161,822	3,926	37,679	112,471	154,076

II.II - Technical provisions balances

	Insurance		Private pension		Total
	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Unearned premiums	2,016	2,204	17	17	2,033	2,221
Mathematical reserve for benefits to be granted and benefits granted	73	24	156,317	148,341	156,390	148,365
Redemptions and Other Unsettled Amounts	11	11	182	210	193	221
Financial surplus	2	2	582	581	584	583
Unsettled claims (1)	745	769	25	23	770	792
IBNR	445	435	27	27	472	462
Administrative and Related Expenses	38	39	72	71	110	110
Other	380	442	890	880	1,270	1,322
Total (2)	3,710	3,926	158,112	150,150	161,822	154,076

(1)	The provision for unsettled claims is detailed in Note 30e.
(2)	This table covers the amendments established by Susep Circular No. 517, de 07/30/2015, also for comparison purposes.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	96

d)	Deferred selling expenses

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2017	429
Increase	208
Amortization	(280)
Balance at 03/31/2017	357
Balance to be amortized in up to 12 months	281
Balance to be amortized after 12 months	76

Balance at 01/01/2016	901
Increase	902
Amortization	(1,374)
Balance at 12/31/2016	429
Balance to be amortized in up to 12 months	335
Balance to be amortized after 12 months	94

The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	97

e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

The amounts in the tables show the 12/31/2016 position, since actuarial calculations are carried out semiannually:

I – Gross of reinsurance

Reserve for unsettled claims (*)	792
(-) DPVAT operations	19
(-) IBNER (claims incurred but not sufficiently reported)	240
(-) Retrocession and other estimates	3
Liability claims presented in the development table (Ia + Ib)	530

(*) Provision for unsettled claims stated in Note 30c II.II of 12/31/2016, gross of reinsurance

Ia - Administratives claims - gross of reinsurance

Occurrence date	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	Total
At the end of reporting period	1,230	1,168	1,142	1,243	1,310
After 1 year	1,221	1,166	1,130	1,286
After 2 years	1,227	1,172	1,150
After 3 years	1,227	1,177
After 4 years	1,229
Current estimate	1,229	1,177	1,150	1,286	1,310
Accumulated payments through base date	1,226	1,173	1,142	1,262	1,098	5,901
Liabilities recognized in the balance sheet	3	4	8	24	212	251
Liabilities in relation to prior years						27
Total administratives claims included in balance sheet						278

Ib - Judicial claims - gross of reinsurance

Occurrence date	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	Total
At the end of reporting period	54	32	32	35	34
After 1 year	64	49	44	48
After 2 years	72	59	56
After 3 years	78	70
After 4 years	85
Current estimate	85	70	56	48	34
Accumulated payments through base date	65	50	40	33	24	212
Liabilities recognized in the balance sheet	20	20	17	15	10	82
Liabilities in relation to prior years						170
Total judicial claims included in balance sheet						252

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II - Net of reinsurance

Reserve for unsettled claims (1)	792
(-) DPVAT operations	19
(-) IBNER	240
(-) Reinsurance (2)	31
(-) Retrocession and other estimates	3
Liability claims presented in the development table (IIa + IIb)	499

(1)	Provision refers to provision for unsettled claims stated in Note 30c II.II of 12/31/2016.
(2)	Reinsurance operations stated in Note 30I III of 12/31/2016.

IIa - Administratives claims - net of reinsurance

Occurrence date	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	Total
At the end of reporting period	1,186	1,144	1,129	1,221	1,298
After 1 year	1,175	1,142	1,116	1,253
After 2 years	1,181	1,148	1,131
After 3 years	1,182	1,152
After 4 years	1,183
Current estimate	1,183	1,152	1,131	1,253	1,298
Accumulated payments through base date	1,180	1,149	1,123	1,229	1,092	5,773
Liabilities recognized in the balance sheet	3	4	8	24	206	245
Liabilities in relation to prior years						18
Total administratives claims included in balance sheet						263

IIb - Judicial claims - net of reinsurance

Occurrence date	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	Total
At the end of reporting period	54	32	32	35	31
After 1 year	64	49	44	47
After 2 years	72	59	56
After 3 years	77	70
After 4 years	84
Current estimate	84	70	56	47	31
Accumulated payments through base date	64	50	40	33	21	208
Liabilities recognized in the balance sheet	20	20	17	14	10	81
Liabilities in relation to prior years						155
Total judicial claims included in balance sheet						236

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	99

f)	Liability adequacy test

As established in IFRS 4 – “Insurance contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability adequacy test did not show any deficiency for periods ended 2016, 2015 and 2014.

The assumptions used in the test are periodically reviewed and are based on the best practices and the analysis of subsidiaries’ experience, therefore representing the best estimates for cash flow projections.

Methodology and Test Grouping

The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as run-off triangle of quarterly frequency. Cash flows for the deferral and the assignment phases are tested on a separate basis for social security products.

The risk grouping criterion considers groups subject to similar risks that are jointly managed as a single portfolio.

Biometric Tables

Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates, the Brazilian Market Insurer Experience (BR-EMS) tables in effect are used, adjusted according to life expectancy development of Scale G, and the Álvaro Vindas table is adopted to estimate benefit requests for disability

Risk-free Interest Rate

The relevant risk-free forward interest-rate structure is an indicator of the pure time value of money used to price the set of projected cash flows.

The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the guarantee assets portfolio.

Income conversion rate

The income conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision of conversion into income by participants is influenced by behavioral, economic and tax factors.

Other Assumptions

Related expenses, cancellations and partial redemptions, future increases and contributions, among others, are assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed.

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g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and/or amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING, on benchmarks and the experience of the actuaries.

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

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The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. Results were as follows:

	Impact in Results and Stockholders’ Equity (1)
	03/31/2017			12/31/2016
	Supplementary	Insurance		Supplementary	Insurance
	Retirement Plans and	Gross of	Net of	Retirement Plans and	Gross of	Net of
Sensitivity analysis	Life with Living Benefits	reinsurance	reinsurance	Life with Living Benefits	reinsurance	reinsurance
5% increase in mortality rates	21	(3)	(3)	21	(3)	(3)
5% decrease in mortality rates	(23)	3	3	(23)	3	3

0.1% increase in risk-free interest rates	49	6	6	49	6	6
0.1% decrease in risk-free interest rates	(50)	(6)	(6)	(50)	(6)	(6)

5% increase in conversion in income rates	(6)	-	-	(6)	-	-
5% decrease in conversion in income rates	6	-	-	6	-	-

5% increase in claims	0	(50)	(48)	0	(50)	(48)
5% decrease in claims	0	50	48	0	50	48
(1)	Amounts net of tax effects.
(2)	The amounts shown in the table express the position at 12/31/2016, since the actuarial calculations are made semi-annually.

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

The extended warranty product, this is marketed by the retail company that sells to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	102

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels.

	01/01 to 03/31/2017			01/01 to 03/31/2016
	Insurance	Retained	Retention	Insurance	Retained	Retention
	premiums	premium	(%)	premiums	premium	(%)
Property and casualty
Mandatory personal injury caused by motor vehicle (DPVAT)	10	10	100.0	15	15	100.0
Extended warranty	-	-	100.0	41	41	100.0
Individuals
Group accident insurance	166	166	99.9	197	196	99.7
Individual accident	59	59	100.0	51	46	90.0
Credit life	141	141	100.0	143	143	100.0
Group life	313	310	99.2	309	305	98.8

i)	Insurance, pension plan and capitalization management structure

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life insurance and elementary, pension plan and capitalization lines. Therefore, ITAÚ UNIBANCO HOLDING understand that the major risks inherent in these products are as follows:

•	Underwriting risk is the possibility of losses arising from operations of insurance, pension plan and capitalization that go against the organization’s expectations, directly or indirectly associated with the technical and actuarial bases adopted to calculate premiums, contributions and provisions.
•	Market risk is the possibility of incurring losses due to fluctuations in the market values of assets and liabilities comprising the actuarial technical reserves.
•	Credit risk is the possibility of a certain debtor failing to meet any obligations in connection with the settlement of operations involving the trade of financial assets or reinsurance.
•	Operational risk is the possibility of incurring losses arising from the failure, deficiency or inadequacy or internal processes, personnel and systems, or external events impacting the achievement of strategic, tactical or operational purposes of the insurance, pension plan and capitalization operations.
•	Liquidity risk in insurance operations is the possibility of the institution being unable to honor its obligations on a timely basis before policyholders and beneficiaries due to lack of liquidity of assets that make up their actuarial technical reserves.

j)	Duties and responsibilities

In line with good national and international practices and to ensure that the risks arising from insurance, pension plan and capitalization products are properly identified, measured, assesses, reported and approved in proper bodies, the ITAÚ UNIBANCO HOLDING has a risk management structure which guidelines are established in an internal policy, approved by its Board of Directors, applicable to the companies and subsidiaries exposed to insurance, pension plan and capitalization risks in Brazil and abroad.

The management process of insurance, pension plan and capitalization risks is based on responsibilities established and distributed between the control and business areas, assuring independence among them and focusing on the specificities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING.

Also, as part of the risk management process, there is a governance structure where decisions may be escalated to panels, ensuring compliance with a number of internal and regulatory requirements, as well as balanced decisions regarding risks.

The purpose of ITAÚ UNIBANCO HOLDING is to ensure that assets backing long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

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Considering actuarial assumptions, a detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. Based on this mapping, Asset Liability Management models are used to find the best asset portfolio composition that enables the neutralize the risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolios of backing assets are periodically rebalanced based on the fluctuations in market prices of assets, the company’s liquidity needs, and changes in characteristics of liabilities.

k)	Market, credit and liquidity risk

I)	Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. For a detailed description of metrics, see Note 36 – Market risk. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency.

	03/31/2017		12/31/2016
	Account		Account
Class	Balance	DV01	balance	DV01

Government securities
NTN-C	5,260	(3.16)	5,141	(3.03)
NTN-B	5,136	(6.93)	2,969	(3.53)
LTN	-	-	-	-

DI Future	-	-	-	-

Private securities
Indexed to IPCA	308	(0.13)	307	(0.14)
Indexed to PRE	269	(0.00)	240	(0.00)

Shares	0	0.00	0	0.00

Floating assets	5,996	-	5,852	-

Under agreements to resell	4,388	-	6,266	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	104

II)	Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed, for insurance operation, continuously based on the monitoring of payment flows related to its liabilities vis a vis the inflows generated by its operations and financial assets portfolio.

Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations.

Liabilities	Assets	03/31/2017			12/31/2016
		Liabilities	Liabilities	Assets	Liabilities	Liabilities	Assets
		amounts (1)	DU (2)	DU (2)	amounts (1)	DU (2)	DU (2)
Insurance operations	Backing asset
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,015	13.8	12.7	2,202	13.5	12.7
IBNR, PDR e PSL	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,225	13.7	18.8	1,242	13.8	18.9
Other provisions	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	436	92.8	33.8	446	119.0	33.3
Subtotal	Subtotal	3,676			3,890
Pension plan, VGBL and individual life operations
Related expenses	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	72	107.4	83.0	71	107.4	80.9
Unearned premiums	LFT, repurchase agreements, NTN-B, CDB and debentures	18	-	14.3	19	-	14.1
Unsettled claims	LFT, repurchase agreements, NTN-B, CDB and debentures	28	-	14.1	25	-	13.9
IBNR	LFT, repurchase agreements, NTN-B, CDB and debentures	27	11.4	14.3	27	11.4	14.1
Redemptions and Other Unsettled Amounts	LFT, repurchase agreements, NTN-B, CDB and debentures	193	-	14.2	221	-	14.0
Mathematical reserve for benefits granted	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	1,713	107.4	83.2	1,737	107.4	81.1
Mathematical reserve for benefits to be granted – PGBL/ VGBL	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3)	150,004	169.9	39.8	142,039	169.9	39.4
Mathematical reserve for benefits to be granted – traditional	LFT, repurchase agreements, NTN-B, NTN-C, Debentures	4,617	210.9	83.7	4,584	210.9	92.0
Other provisions	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	890	210.9	83.7	880	210.9	92.0
Financial surplus	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	584	210.6	83.6	583	210.6	91.8
Subtotal	Subtotal	158,146			150,186
Total technical reserves	Total backing assets	161,822			154,076

(1)	Gross amounts of Credit Rights, Escrow Deposits and Reinsurance.
(2)	DU = Duration in months
(3)	Excluding PGBL / VGBL reserves allocated in variable income.

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III)	Credit Risk

Reinsurers – Breakdown

We present below the division of risks granted by the ITAÚ UNIBANCO HOLDING’s insurance companies to reinsurance companies:

-	Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 72.19% (56.14% at 12/31/2016) and Munich Re do Brasil with 27.81% (43.33% at 12/31/2016).

-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by Munich Re do Brasil with 70% (70% at 12/31/2016) and General Reinsurance AG with 30% (30% at 12/31/2016).

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IV)	Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	03/31/2017
	Interbank deposits and			Available-for-	Held-to-
	securities purchased under	Held-for-trading	Derivatives	sale financial	maturity
Internal rating (*)	agreements to resell	financial assets	assets	assets	financial assets	Total

Lower risk	7,286	130,261	2,701	5,806	4,638	150,692
Satisfactory	-	6	-	-	-	6
Higher Risk	-	-	-	-	-	-
Total	7,286	130,267	2,701	5,806	4,638	150,698
%	4.8	86.4	1.8	3.9	3.1	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2016
	Interbank deposits and			Available-for-	Held-to-
	securities purchased under	Held-for-trading	Derivatives	sale financial	Maturity
Internal rating (*)	agreements to resell	financial assets	assets	assets	financial assets	Total

Lower risk	7,859	125,944	284	3,558	4,629	142,274
Satisfactory	-	13	-	-	-	13
Higher Risk	-	-	-	-	-	-
Total	7,859	125,957	284	3,558	4,629	142,287
%	5.5	88.5	0.2	2.5	3.3	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

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l)	Reinsurance

Expenses and revenues from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

Reinsurance assets

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid, as from December 2015, they are revalued after 180 days have elapsed in relation to the possibility of non-recovery. For previous periods, revaluation term is 365 days. This amendment was for compliance with the SUSEP Circular in force. In case of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policy holders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets - prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

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I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Opening balance	46	18	74	103
Issued contracts	-	-	9	79
Recoverable claims	10	32	-	-
Prepayments / payments to reinsurer	1	(3)	(15)	(108)
Other increase / reversal	-	(1)	-	-
Closing balance	57	46	68	74

II – Balances of technical reserves with reinsurance assets

	03/31/2017	12/31/2016
Reinsurance claims	54	52
Reinsurance premiums	13	15
Closing balance	67	67

III – Changes in balances of technical reserves for reinsurance claims

	03/31/2017	12/31/2016
Opening balance	52	52
Reported claims	10	70
Paid claims	(11)	(99)
Other increase / reversal	2	2
Monetary adjustment and interest of claims	1	27
Closing balance (*)	54	52

(*) Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 eII.

IV – Changes in balances of technical reserves for reinsurance premiums

	03/31/2017	12/31/2016
Opening balance	15	24
Receipts	7	65
Payments	(9)	(74)
Other increase / reversal	-	-
Closing balance	13	15

V – Changes in balances of technical reserves for reinsurance commission

	03/31/2017	12/31/2016
Opening balance	-	-
Receipts	-	6
Payments	-	(6)
Other increase / reversal		-
Closing balance	-	-

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	109

m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market and consequently for assisting in the mitigation of risks inherent in the business.

The CNSP is the regulatory authority of insurance activities in Brazil, created by Decree-Law N° 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law N° 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law N° 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have plans and the open-ended private pension companies.

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Note 31 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	03/31/2017		12/31/2016
		Estimated		Estimated
	Carrying value	fair value	Carrying value	fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	104,854	104,854	104,242	104,242
Interbank deposits	26,541	26,605	22,692	22,731
Securities purchased under agreements to resell	249,582	249,582	265,051	265,051
Financial assets held for trading (*)	210,187	210,187	204,648	204,648
Financial assets designated at fair value through profit or loss (*)	1,993	1,993	1,191	1,191
Derivatives (*)	22,704	22,704	24,231	24,231
Available-for-sale financial assets (*)	88,655	88,655	88,277	88,277
Held-to-maturity financial assets	38,848	39,604	40,495	40,749
Loan operations and lease operations	450,033	459,459	463,394	472,704
Other financial assets	49,823	49,823	53,917	53,917
Financial liabilities
Deposits	324,926	324,860	329,414	329,371
Securities sold under repurchase agreements	329,977	329,977	349,164	349,164
Financial liabilities held for trading (*)	482	482	519	519
Derivatives (*)	23,125	23,125	24,698	24,698
Interbank market debt	132,789	132,422	135,483	134,730
Institutional market debt	95,082	93,164	96,239	95,012
Liabilities for capitalization plans	3,203	3,203	3,147	3,147
Other financial liabilities	63,823	63,823	71,832	71,832

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 79,112 (R$ 77,453 at 12/31/2016) with an estimated fair value of R$ 1,013 (R$ 1,066 at 12/31/2016).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from National Association of Financial Market Institutions (ANBIMA), the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	111

•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – Fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Deposits – The fair value of fixed-rate loans with maturity dates was determined by discounting estimated cash flows, applying current interest rates for similar funding operations. Cash deposits are not considered in the fair value estimate. The assumptions related to cash flows and discount rates are determined based on information available in the market and information specific for each operation.

f)	Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets / liabilities without significant associated market, credit and liquidity risks.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

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Financial assets for trading, Available for sale, and Designated at fair value through profit or loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities, securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures, some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities falling due after 2025 and securities that are not usually traded in an active market.

Derivatives:

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

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Distribution by level

The following table presents the breakdown of risk levels at 03/31/2016 and 12/31/2016 for financial assets held for trading and available-for-sale financial assets.

	03/31/2017				12/31/2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	172,023	36,957	1,207	210,187	165,883	37,760	1,005	204,648
Investment funds	44	1,498	-	1,542	14	1,159	-	1,173
Brazilian government securities	163,341	2,616	1	165,958	157,369	2,654	1	160,024
Brazilian external debt bonds	4,955	-	-	4,955	5,325	-	-	5,325
Government securities – other countries	980	3,869	-	4,849	819	2,916	-	3,735
Argentina	816	-	-	816	651	-	-	651
Chile	-	189	-	189	-	127	-	127
Colombia	-	3,635	-	3,635	-	2,669	-	2,669
United States	76	-	-	76	78	-	-	78
Mexico	12	-	-	12	6	-	-	6
Paraguay	-	-	-	-	-	88	-	88
Uruguay	-	45	-	45	-	32	-	32
Other	76	-	-	76	84	-	-	84
Corporate securities	2,703	28,974	1,206	32,883	2,356	31,031	1,004	34,391
Shares	1,742	-	987	2,729	1,533	-	958	2,491
Bank deposit certificates	10	1,711	-	1,721	12	1,812	-	1,824
Securitized real estate loans	-	-	12	12	-	-	-	-
Debentures	202	2,730	177	3,109	216	2,949	25	3,190
Eurobonds and others	749	11	27	787	595	49	18	662
Financial credit bills	-	24,377	-	24,377	-	25,893	-	25,893
Other	-	145	3	148	-	328	3	331
Available-for-sale financial assets	38,281	41,211	9,163	88,655	34,840	43,903	9,534	88,277
Investment funds	-	191	-	191	-	42	-	42
Brazilian government securities	22,335	667	232	23,234	17,039	671	228	17,938
Brazilian external debt bonds	12,107	-	-	12,107	14,065	-	-	14,065
Government securities – other countries	1,478	14,360	91	15,929	1,536	12,850	86	14,472
Chile	-	3,873	91	3,964	-	5,758	86	5,844
Colombia	-	1,820	-	1,820	-	1,155	-	1,155
Korea	-	2,965	-	2,965	-	2,673	-	2,673
Denmark	-	2,076	-	2,076	-	819	-	819
Spain	-	1,955	-	1,955	-	923	-	923
United States	1,478	-	-	1,478	1,427	-	-	1,427
Netherlands	-	-	-	-	101	-	-	101
Paraguay	-	1,322	-	1,322	-	1,111	-	1,111
Uruguay	-	349	-	349	-	411	-	411
Other	-	-	-	-	8	-	-	8
Corporate securities	2,361	25,993	8,840	37,194	2,200	30,340	9,220	41,760
Shares	896	-	779	1,675	817	-	568	1,385
Rural Product Note	-	1,128	507	1,635	-	876	549	1,425
Bank deposit certificates	-	897	102	999	-	2,527	114	2,641
Securitized real estate loans	-	-	2,025	2,025	-	-	2,095	2,095
Debentures	362	15,709	4,852	20,923	277	16,007	4,886	21,170
Eurobonds and others	1,103	4,526	565	6,194	1,105	5,615	995	7,715
Financial credit bills	-	1,069	-	1,069	-	2,816	-	2,816
Promissory notes	-	2,370	-	2,370	1	2,172	-	2,173
Other	-	294	10	304	-	327	13	340
Financial assets designated at fair value through profit or loss	1,993	-	-	1,993	1,191	-	-	1,191
Brazilian government securities	1,993	-	-	1,993	1,191	-	-	1,191
Financial liabilities held for trading	-	482	-	482	-	519	-	519
Structured notes	-	482	-	482	-	519	-	519

The following table presents the breakdown of risk levels at 03/31/2017 and 12/31/2016 for our derivative assets and liabilities.

	03/31/2017				12/31/2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - assets	-	22,344	360	22,704	127	23,583	521	24,231
Futures	-	-	-	-	127	-	-	127
Swap – differential receivable	-	9,518	331	9,849	-	10,074	468	10,542
Options	-	4,172	27	4,199	-	4,745	47	4,792
Forwards (onshore)	-	5,304	-	5,304	-	4,971	-	4,971
Credit derivatives	-	140	-	140	-	181	-	181
Forwards (offshore)	-	3,097	-	3,097	-	3,459	-	3,459
Check of swap	-	36	-	36	-	88	-	88
Other derivatives	-	77	2	79	-	65	6	71
Derivatives - liabilities	(244)	(22,825)	(56)	(23,125)	-	(24,638)	(60)	(24,698)
Futures	(244)	-	-	(244)	-	-	-	-
Swap – differential payable	-	(13,267)	(53)	(13,320)	-	(13,165)	(56)	(13,221)
Options	-	(3,168)	(3)	(3,171)	-	(4,548)	(4)	(4,552)
Forwards (onshore)	-	(3,018)	-	(3,018)	-	(3,530)	-	(3,530)
Credit derivatives	-	(69)	-	(69)	-	(147)	-	(147)
Forwards (offshore)	-	(2,933)	-	(2,933)	-	(2,825)	-	(2,825)
Check of swap	-	(317)	-	(317)	-	(353)	-	(353)
Other derivatives	-	(53)	-	(53)	-	(70)	-	(70)

There were no significant transfer between Level 1 and Level 2 during the period from March 31, 2017 and December 31, 2016. Transfers to and from Level 3 are presented in movements of Level 3.

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Measurement of fair value Level 2 based on pricing services and brokers

When pricing information is not available for securities classified as Level 2, pricing services, such as Bloomberg or brokers, are used to value such instruments.

In all cases, to assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input used in the establishment of such values by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

Of the total of R$ 78,168 in financial instruments classified as Level 2, at March 31, 2017, pricing service or brokers were used to evaluate securities at the fair value of R$ 41,205, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base.

The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	115

Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 mainly correspond to other derivatives linked to shares.

							Total gains (losses)
		Total gains or			Transfers in	Fair value	related to assets and
	Fair value at	losses (realized /			and / or out of	at	liabilities still held at
	12/31/2016	unrealized)	Purchases	Settlements	Level 3	03/31/2017	03/31/2017
Financial assets held for trading	1,005	15	21	(141)	307	1,207	(122)
Brazilian government securities	1	-	-	-	-	1	-
Corporate securities	1,004	15	21	(141)	307	1,206	(122)
Shares	958	29	-	-	-	987	(122)
Securitized real estate loans	-	-	12	-	-	12	-
Debentures	25	3	-	(96)	245	177	-
Eurobonds and others	18	(17)	9	(9)	26	27	-
Financial credit bills	-	-	-	(36)	36	-	-
Other	3	-	-	-	-	3	-
Available-for-sale financial assets	9,534	(542)	904	(1,227)	494	9,163	(860)
Brazilian government securities	228	4	-	-	-	232	19
Government securities – abroad - Chile	86	(1)	49	(43)	-	91	-
Corporate securities	9,220	(545)	855	(1,184)	494	8,840	(879)
Shares	568	113	98	-	-	779	189
Rural Product Note	549	4	84	(97)	(33)	507	(6)
Bank deposit certificates	114	-	96	(108)	-	102	-
Securitized real estate loans	2,095	(70)	-	-	-	2,025	(20)
Debentures	4,886	(505)	371	(427)	527	4,852	(1,040)
Eurobonds and others	995	(84)	206	(552)	-	565	(2)
Other	13	(3)	-	-	-	10	-

							Total gains (losses)
		Total gains or			Transfers in	Fair value	related to assets and
	Fair value at	losses (realized /			and / or out of	at	liabilities still held at
	12/31/2016	unrealized)	Purchases	Settlements	Level 3	03/31/2017	03/31/2017
Derivatives - assets	521	(45)	15	(131)	-	360	-
Swap – differential receivable	468	(46)	-	(91)	-	331	-
Options	47	4	15	(39)	-	27	-
Other derivatives	6	(3)	-	(1)	-	2	-
Derivatives - liabilities	(60)	(49)	(3)	56	-	(56)	-
Swap – differential payable	(56)	(49)	-	52	-	(53)	-
Options	(4)	-	(3)	4	-	(3)	-

		Total gains or			Transfers in		Total gains (losses)
	Fair value at	losses (realized /			and / or out of	Fair value at	related to assets and
	12/31/2015	unrealized)	Purchases	Settlements	Level 3	12/31/2016	liabilities still held at
Financial assets held for trading	60	(151)	87	(344)	1,353	1,005	(154)
Brazilian government securities	3	-	-	(2)	-	1	-
Corporate securities	57	(151)	87	(342)	1,353	1,004	(154)
	-	(114)	-	-	1,072	958	(152)
Debentures	48	(37)	33	(306)	287	25	(2)
Eurobonds and others	6	-	54	(36)	(6)	18	-
Other	3	-	-	-	-	3
Available-for-sale financial assets	4,259	(677)	4,626	(4,380)	5,706	9,534	(685)
Investment funds	114	313	-	(427)	-	-	-
Brazilian government securities	212	(208)	-	220	4	228	11
Government securities – abroad - Chile	29	(44)	321	(220)	-	86	-
Corporate securities	3,904	(738)	4,305	(3,953)	5,702	9,220	(696)
Shares	267	119	-	(227)	409	568	76
Rural Product Note	52	(54)	1,205	(851)	197	549	(57)
Bank deposit certificates	130	2	483	(501)	-	114	-
Securitized real estate loans	2,037	58	11	(10)	(1)	2,095	(55)
Debentures	844	(739)	2,111	(994)	3,664	4,886	(653)
Eurobonds and others	26	(130)	446	(837)	1,490	995	(7)
Financial credit bills	367	14	-	(301)	(80)	-	-
Promissory notes	54	-	-	(54)	-	-	-
Other	127	(8)	49	(178)	23	13	-

		Total gains or			Transfers in		Total gains (losses)
	Fair value at	losses (realized /			and / or out of	Fair value at	related to assets and
	12/31/2015	unrealized)	Purchases	Settlements	Level 3	12/31/2016	liabilities still held at
Derivatives - Assets	1,251	(713)	254	(728)	457	521	(7)
Swaps - differential receivable	1,189	(731)	8	(455)	457	468	21
Options	33	36	246	(268)	-	47	(28)
Other derivatives	29	(18)	-	(5)	-	6	-
Derivatives - Liabilities	(33)	18	(35)	96	(106)	(60)	(2)
Swaps - differential payable	(21)	9	(5)	67	(106)	(56)	(8)
Options	(12)	9	(30)	29	-	(4)	6

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	116

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 (in which prices negotiated are not easily noticeable in active markets) is measured through assessment techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to significant changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios vary in prices with shocks and the volatility for non-linear assets:

Sensitivity – Level 3 Operations		03/31/2017
		Impact
			Stockholders'
Risk factor groups	Scenarios	Result	equity
	I	(1.6)	(2.2)
Interest rates	II	(40.5)	(55.4)
	III	(81.0)	(109.8)
Currency, commodities, and ratios	I	(80.1)	-
	II	(160.2)	-
Nonlinear	I	(1.9)	-
	II	(1.8)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, commodities and ratios

Shocks at 5 and 10 percentage points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Shocks at 5 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Shocks at 10 percentage points in prices and 25 percentage points the level in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	117

Note 32 – Provisions, contingencies and other commitments

Provision	03/31/2017	12/31/2016
Civil	5,250	5,172
Labor	7,339	7,232
Tax and social security	8,547	8,246
Other	142	259
Total	21,278	20,909
Current	4,390	4,434
Non-current	16,888	16,475

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a)	Contingent assets: there are no contingent assets recorded.

b)	Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits (related to claims of a similar nature and with individual amounts that are not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,348 (R$ 3,388 at 12/31/2016), in this amount there are no values resulting from interests in joint ventures.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	118

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits (related to claims considered similar and with individual amounts that are not considered relevant): The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 81 (R$ 79 of 12/31/2016).

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	119

The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposit balances:

	01/01 to 03/31/2017
	Civil	Labor	Other	Total
Opening balance	5,172	7,232	259	12,663
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(256)	(1,066)	-	(1,322)
Subtotal	4,916	6,166	259	11,341
Interest (Note 26)	40	162	-	202
Changes in the period reflected in results (Note 26)	283	470	(117)	636
Increase (*)	375	518	(117)	776
Reversal	(92)	(48)		(140)
Payment	(263)	(486)	-	(749)
Subtotal	4,976	6,312	142	11,430
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	274	1,027	-	1,301
Closing balance	5,250	7,339	142	12,731
Escrow deposits at 03/31/2017 (Note 20a)	1,546	2,277	-	3,823

(*) Civil provisions include the provision for economic plans amounting to R$ 32.

	01/01 to 03/31/2016
	Civil	Labor	Other	Total
Opening balance	5,227	6,132	135	11,494
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(236)	(1,089)	-	(1,325)
Subtotal	4,991	5,043	135	10,169
Interest (Note 26)	95	152	-	247
Changes in the period reflected in results (Note 26)	250	547	(1)	796
Increase (*)	388	581	(1)	968
Reversal	(138)	(34)	-	(172)
Payment	(348)	(346)	-	(694)
Subtotal	4,988	5,396	134	10,518
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	240	1,049	-	1,289
Closing balance	5,228	6,445	134	11,807
Escrow deposits at 03/31/2016 (Note 20a)	1,733	2,250	-	3,983

(*)	Civil provisions include the provision for economic plans amounting to R$ 45.

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	120

The table below shows the changes in the balances of provisions and respective balance of escrow deposits for tax and social security lawsuits:

	01/01 to	01/01 to
Provision	03/31/2017	03/31/2016
Opening balance	8,246	7,500
(-) Contingencies guaranteed by indemnity clause	(69)	(65)
Subtotal	8,177	7,435
Interest (*)	233	186
Changes in the period reflected in results	66	36
Increase (*)	162	92
Reversal (*)	(96)	(56)
Payment	1	(73)
Subtotal	8,477	7,584
(+) Contingencies guaranteed by indemnity clause	70	66
Closing balance	8,547	7,650

(*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

	01/01 to	01/01 to
Escrow deposits	03/31/2017	03/31/2016
Opening balance	4,847	4,339
Appropriation of interest	88	91
Changes in the period	108	66
Deposits made	119	113
Withdrawals	(10)	(22)
Deposits released	(1)	(25)
Closing balance (Note 20a)	5,043	4,496
Closing balance after reclassification	5,043	4,496

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	121

Main discussions related to the provisions recognized for Tax and Social Securities Lawsuits are described as follows:

•	CSLL – Isonomy – R$ 1,232: the company is discussing the lack of constitutional support for the increase, establishes by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,216;

•	INSS – Accident Prevention Factor (FAP) – R$ 1,028: the company is discussing the legality of FAP and inconsistent calculations made by the INSS. The balance of the deposit in court totals R$ 110;

•	PIS and COFINS – Calculation basis – R$ 658: the company is defending the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 581;

•	IRPJ and CSLL – Profits abroad– R$ 606: the company is discussing the calculation bases with respect to profits earned abroad and defending the inapplicability of the SRF Regulatory Instruction No. 213/02, which exceeds the corresponding legal provision. The balance of the deposit in court totals R$ 232.

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized in a provision. The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 19,230, are described below:

•	INSS – Non-compensatory amounts – R$ 5,104: the company defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 3,179: the deductibility of goodwill with future expected profitability on the acquisition of investments, and R$ 677 of this amount is guaranteed in purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,645: cases in which the liquidity and the ability of offset credits are discussed;

•	IRPJ and CSLL – Interest on capital – R$ 1,431: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 1,032: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68.

•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 876: the company is discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

•	IRPJ and CSLL – Disallowance of Tax Losses – R$ 619: Discussion on the amount of tax loss carryforwards, which may reduce the calculation basis of such taxes.

•	IRPJ/ CSLL – Deductibility of Losses in Credit Operations – R$ 612 – Assessments drawn up to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 1,180 (R$ 1,128 at 12/31/2016) (Note 20a). This value is derived from basically the guarantee in the privatization process of the Banco Banerj S.A. which occurred 1997, where the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	122

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	03/31/2017	03/31/2016
Financial assets held for trading and Available-for-sale financial assets (basically financial treasury bills)	932	849
Escrow deposits (Note 20a)	4,618	4,400

Deposits related to lawsuits must be made in court and can be withdrawn by the winning party in the lawsuit, with the respective additions provided for by law, according to the court decision.

In general, the provisions related to the lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system. For this reason, no estimate of the specific year in which these lawsuits will be terminated has been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING CONSOLIDATED is not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	123

Note 33 – Regulatory capital

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil (BACEN), which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. BACEN also determines minimum capital requirements, procedures for verification of information for assessment of the global systemic importance of financial institutions, limits for fixed assets, limits for loans, accounting practices and requirements of compulsory deposits, requiring banks to comply with the regulation based on the Basel Accord on capital adequacy. Additionally, the National Council of Private Insurance (CNSP) and SUSEP issue regulations on capital requirement, which affect our insurance, pension plan and capitalization operations.

a) Capital Requirements in Place and In Progress

ITAÚ UNIBANCO HOLDING’s minimum capital requirements comply with the set of BACEN resolutions and circulars which established in Brazil the global capital requirement standards known as Basel III. These are expressed as indices obtained from the ratio between capital - represented by the Referential Equity (PR), or Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets (RWA).

The Total Capital, Tier 1 Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to entities that are part of Prudential Conglomerate, which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which ITAÚ UNIBANCO HOLDING retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

From September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING to use internal market risk models to determine the total amount of regulatory capital, using for its daily calculation the portion of RWAMINT, replacing the portion RWAMPAD, as set out in BACEN Circular 3,646.

For foreign units, the standardized approach is adopted. Therefore, the internal models are not used for Argentina, Chile, Itaú BBA International, Itaú BBA Colombia, Paraguay, and Uruguay units.

From January 1, 2017 to December 31, 2017, the minimum Total Capital ratio required is 9.25%. The required minimum Total Capital ratio between October 1, 2013 and December 31, 2015 was 11%, reducing gradually to 8% on January 1, 2019.

In addition to the minimum regulatory capital requirements, BACEN rules calls for Additional Common Equity Tier I Capital (ACP), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirements over time. Under CMN Resolution 4,193, the value of each of the components ACPConservation and ACPCountercyclical will increase gradually from 0.625%, as from January 1, 2016, to 2.5%, as from January 1, 2019. However, component ACPCountercyclical is triggered during the phase of expansion of the credit cycle and, in accordance with BACEN Circular 3,769, the value currently required for component ACPCountercyclical is equal to zero. Also, if this component increases, the new percentage rate will take effect only twelve months after the announcement. In accordance with BACEN Circular No. 3,768, for the ACPSystemic portion, as from January 2017, the requirement applicable to ITAÚ UNIBANCO HOLDING is 0.25%, and will gradually increase to 1%, as from January 1, 2019. From January 1, 2017 to december 31, 2017, the minimum requirement for the Additional Common Tier I Capital is 1.5%.

The Basel III regulatory reform also redefined the requirements for the qualification of instruments eligible for Tier I or Tier II Capital, as regulated by CMN Resolution 4,192, including a gradual reduction calendar for instruments already considered in the capital, issued prior to the effective date of the standard, which do not fully meet the new requirements.

The table below shows Basel III implementation calendar for Brazil, as defined by BACEN, in which the figures refer to the percentage of ITAÚ UNIBANCO HOLDING’s risk-weighted assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	124

	From January 1,
Basel III Implentation Calendar	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
Conservation	0%	0.625%	1.25%	1.875%	2.5%
Countercyclical(1)	0%	0%	0%	0%	0%
Systemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total Capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential Adjustments Deductions	40%	60%	80%	100%	100%

(1) According to BACEN Circular 3,769, the current requirement for component ACP countercyclical is equal to zero.

Additionally, in March 2015, Circular BACEN 3,751 came into force, It provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

The Leverage Ratio is defined as the ratio between the Tier I Capital and Total Exposure, calculated as prescribed by BACEN Circular 3,748. The objective of this ratio is to be a simple, risk-insensitive leverage measure. Therefore, it does not take into consideration risk-weighting or mitigation factors. In line with the instructions set out in BACEN Circular 3,706, since October 2015, ITAÚ UNIBANCO HOLDING has reported its Leverage Ratio to BACEN on a monthly basis. However, according to recommendations in Basel III Accord, a minimum Leverage Ratio should be required in 2018, which will be defined based on the period over which the ratio’s behavior was monitored, since its implementation in 2011 up to 2017.

More information on the composition of the Leverage Ratio, which are not part of its financial statements, is available at www.itau.com.br/investors-relations, “Governança Corporate Governance section/Risk and Capital Management – Pillar 3.

b) Capital Management

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING’s capital and it is responsible for approving the institutional capital management policy and guidelines regarding the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report, a process which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING’s capital by identifying material risks; defining the need for additional capital for such risks and the internal capital quantification methodologies; preparing a capital plan, both for normal and stress situations; and structuring a capital contingency plan.

At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as revising, monitoring and recommending capital-related documents and topics to the Board of Directors. To support the governance of its management bodies, ITAÚ UNIBANCO HOLDING has a dedicated capital management structure, which coordinates and consolidates information and related processes, all of which subject to verification by independent validation, internal control and audit areas.

In order to provide Executives and the Board of Directors with necessary information to support the decision-making process, management reportS are prepared and presented at corporate bodies, keeping them informed of ITAÚ UNIBANCO HOLDING as well as of projections of future capital levels under normal and stress situations.

The “Public Access Report – Capital Management“, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

c) Risk appetite

In 2016 ITAÚ UNIBANCO HOLDING revisited its risk appetite policy, established and approved by the Board of Directors, which guides its business strategy. The institute’s risk appetite is based on the following statement issued by the Board of Directors:

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“We are a universal bank, operating mostly in Latin America. Supported by our risk culture, we operate within the highest ethical standards and regulatory compliance, seeking increasingly improved results, with low volatility, through an ongoing client relationship, accurate risk pricing, diversified funding and proper use of capital.”

Based on this statement, ITAÚ UNIBANCO HOLDING defined five dimensions, each composed of a series of metrics associated with the main risks involved, by combining supplementary manners of measurement and seeking to reach a comprehensive vision of our exposures:

•	Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored through the follow-up of ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues.

•	Liquidity: establishes that the institution’s liquidity must withstand long stress periods. It is monitored through the follow-up of liquidity ratios.

•	Composition of results: defines that business will be focused primarily in Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of clients and products, with low appetite for volatility of results and high risks. This dimension comprises aspects related to business and profitability, and market and credit risks. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics seek to ensure the proper composition of our portfolios, aimed at the low volatility of results and business sustainability.

•	Operational risk: focuses on the control of operational risk events that may adversely impact the operation and business strategy, and is carried out by monitoring the main operational risk events and incurred losses.

•	Reputation: addresses risks that may impact the institution’s brand value and reputation with clients, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by the follow-up of client satisfaction and dissatisfaction and media exposure, in addition to monitoring the institution’s conduct.

The Board of Directors is responsible for approving risk appetite limits and guidelines, performing its duties with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

These metrics are monitored from time to time and must respect the defined limits. Monitoring is reported to the risk committees and the Board of Directors, and guides preventive measures to ensure that any exposures are within the limits established and in line with our strategy.

d) Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

-	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
-	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.
-	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

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The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Referential Equity	03/31/2017	12/31/2016
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	114,897	115,590
Non-controlling Interests	11,391	11,568
Changes in Subsidiaries´ Interests in Capital Transactions	2,486	2,777
Consolidated Stockholders’ Equity (BACEN)	128,774	129,935
Common Equity Tier I Prudential Adjustments	(18,320)	(14,527)
Common Equity Tier I	110,454	115,408
Additional Tier I Prudential Adjustments	154	532
Additional Tier I Capital	154	532
Tier I (Common Equity Tier I + Additional Tier I Capital)	110,608	115,940
Instruments Eligible to Comprise Tier II	19,723	23,488
Tier II Prudential Adjustments	63	49
Tier II	19,786	23,537
Referential Equity (Tier I + Tier II)	130,394	139,477

The table below shows the most significant Prudential Adjustments for ITAÚ UNIBANCO HOLDING. Together, they correspond to more than 90% of the prudential adjustments as at march 31, 2017.

Composition of Prudential Adjustments	03/31/2017	12/31/2016
Goodwill paid on the acquisition of investments	9,185	7,408
Intangible assets	4,322	3,254
Tax credits	5,428	3,678
Surplus of Common Equity Tier I Capital - Noncontrolling interests	606	909
Adjustments relating to the fair value of derivatives used as cash flow hedge, for hedged items that do not have their mark-to-market adjustments accounted for	(1,681)	(1,254)
Other	460	532
Total	18,320	14,527

During 2017, ITAÚ UNIBANCO HOLDING bought back shares in the amount of R$ 286. These shares are recorded in line item “Treasury Shares”, which totaled R$ (1,617) as at march 31, 2017. Treasury shares reduce the institution´s Equity, causing its capital base to be decreased.

In this period, the amount of dividends and interest on capital paid / accrued that affected the base of the institution’s capital totaled R$ 6,612. Dividends are deducted from the institution´s Equity, thus reducing the base of its capital. Whereas, interest on capital, which is accounted for as an expense directly in profit (loss), reduces the institution´s net income and, consequently, the base of its capital.

For details on capital requirements, which are not part of its financial statements, are available at www.itau.com.br/investors-relations, Corporate Governance section / Risk and Capital Management – Pillar 3.

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The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of reference equity as of march 2017, considering instruments approved after the closing date to compose Tier II, totaling R$ 51,134.

					Account
	Principal amount				Balance
Name of security / currency	(original currency)	Issue	Maturity	Return p.a.	03/31/2017

Subordinated financial bills - BRL
	206	2010	2017	IPCA + 6,95% to 7,2%	346
	2,079	2011	2017	108% to 112% of CDI	2,391
	2,204			100% of CDI + 1,29% to 1,52%	2,328
	289			IPCA + 6,15% to 7,8%	564
	138			IGPM + 6,55% to 7,6%	284
	500	2012	2017	100% of CDI + 1,12%	523
	42	2011	2018	IGPM + 7%	62
	30			IPCA + 7,53% to 7,7%	50
	6,373	2012	2018	108% to 113% of CDI	7,369
	461			IPCA + 4,4% to 6,58%	755
	3,782			100% of CDI + 1,01% to 1,32%	3,960
	112			9,95% to 11,95%	179
	2	2011	2019	109% to 109,7% of CDI	4
	1	2012	2019	110% of CDI	2
	12			11.96%	21
	101			IPCA + 4,7% to 6,3%	167
	1	2012	2020	111% of CDI	2
	20			IPCA + 6% to 6,17%	38
	6	2011	2021	109,25% to 110,5% of CDI	11
	2,307	2012	2022	IPCA + 5,15% to 5,83%	3,974
	20			IGPM + 4,63%	27
	18,686			Total	23,057
Subordinated euronotes - USD
	990	2010	2020	6.20%	3,222
	1,000	2010	2021	5.75%	3,203
	730	2011	2021	5,75% to 6,20%	2,380
	550	2012	2021	6.20%	1,743
	2,600	2012	2022	5,50% to 5,65%	8,282
	1,851	2012	2023	5.13%	5,928
	7,721			Total	24,758

Total					47,815

e) Risk-Weighted Assets (RWA)

According to CMN Resolution No. 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to the market risk capital requirement, using internal approach, as regulated by BACEN Circular No 3,646;

RWAOPAD = portion related to the operational risk capital requirement, calculated using the standardized approach.

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The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

	03/31/2017	12/31/2016

Risk exposures
Exposure Weighted by Credit Risk (RWACPAD)	642,700	669,284
a) Per Weighting Factor (FPR):
FPR at 2%	104	105
FPR at 20%	6,956	8,011
FPR at 35%	13,026	12,056
FPR at 50%	44,403	44,251
FPR at 75%	137,830	142,194
FPR at 85%	92,745	82,494
FPR at 100%	302,200	325,890
FPR at 250%	26,419	33,213
FPR at 300%	4,071	7,357
FPR up to 1250%(*)	3,429	1,608
Derivatives - Changes in the Counterparty Credit Quality	5,607	6,168
Derivatives - Future Potential Gain	5,910	5,937
b) Per Type:
Securities	43,768	45,741
Loan Operations - Retail	109,904	114,481
Loan Operations - Non-Retail	239,482	247,911
Joint Liabilities - Retail	188	205
Joint Liabilities - Non-Retail	45,063	47,108
Loan Commitments - Retail	27,735	27,504
Loan Commitments - Non-Retail	10,024	10,234
Other Exposures	166,536	176,100

(*) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

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We present below the breakdown of Risk-weighted assets of market risk (RWAMINT), as follows:

	03/31/2017(1)	12/31/2016(1)
Market Risk Weighted Assets (RWAMPAD)	24,481	26,811
Operations subject to interest rate variations	22,627	24,919
Fixed rate denominated in Real	5,882	4,952
Foreign currency coupon	13,735	15,497
Price index coupon	3,010	4,470
Interest rate coupon	-	-
Operations subject to commodity price variation	424	353
Operations subject to stock price variation	383	401
Operations subject to risk exposures in gold, foreign currency and foreign	1,047	1,138
Capital benefit – Internal models	(2,448)	(2,681)
Market Risk Weighted Assets (RWAMINT)	22,033	24,130
Market Risk Weighted Assets calculated based on internal Methodology	21,392	19,799

(1) Market risk-weighted assets calculated based on internal models.

The capital requirement determined for the market risk portion is the maximum between internal models and 90% of the standardized model. At March 31, 2017, the RWA calculated based on internal models, which includes foreign units, reached R$ 21,392. RWAMPAD reached R$ 24,481, and, as a result, the market risk RWA (RWAMINT) totaled R$ 22,033, related to 90% of the standardized model.

The table below shows the amounts of risk weighted assets for Operational Risk (RWAOPAD):

	03/31/2017	12/31/2016
Risk-weighted assets of operational risk (RWAOPAD)	54,417	37,826
Retail	11,252	10,887
Commercial	24,549	24,166
Corporate finance	2,581	2,789
Negotiation and sales	4,135	(11,026)
Payments and settlement	3,667	3,418
Financial agent services	3,729	3,471
Asset management	4,488	4,109
Retail brokerage	15	12

f) Capital Adequacy Assessment

In annually assessing its capital adequacy, ITAÚ UNIBANCO HOLDING adopts the following flow:

-	Identification of risks to which the institution is exposed and analysis of their materiality;
-	Evaluation of capital requirements for material risks;
-	Development of methodologies for quantifying additional capital;

-	Quantification and internal capital adequacy evaluation;
-	Sending the capital adequacy report to BACEN.

Under ICAAP, a fundamental component for ITAÚ UNIBANCO HOLDING's internal capital management, noteworthy is the stress testing, a most significant element. This process provides for assessing capital by way of adverse scenarios, approved on a yearly basis by the Board of Directors, and whose purpose is measuring and assessing whether, even in severe adverse scenarios, the institution would have adequate capital levels that would not generate restrictions to the development of its activities.

"The result of the last ICAAP – conducted as of December 2016 – indicated that, in addition to capital to face all material risks, ITAÚ UNIBANCO HOLDING has significant capital surplus, thus assuring the institution’s equity soundness."

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g) Capital Adequacy

ITAÚ UNIBANCO HOLDING, through the ICAAP, assesses the adequacy of its capital to face the incurred risks, for ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING and the availability of capital to support business growth, ITAÚ UNIBANCO HOLDING maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Composition of Referential Equity (PR)	03/31/2017	12/31/2016

Tier I	110,608	115,940
Common Equity Tier I	110,454	115,408
Additional Tier I Capital	154	532
Tier II	19,786	23,537
Deductions	-	-
Referential Equity	130,394	139,477
Minimum Referential Equity Required	66,521	72,210
Surplus Capital in relation to the Minimum Referential Equity Required	63,873	67,267
Additional Common Equity Tier I Required (ACPRequired)	10,787	4,570
Referential equity calculated for covering the interest rate risk on operations not classified in the trading portfolio (RBAN)	2,747	2,264

The table below shows the Basel and Fixed Asset Ratios:

	03/31/2017	12/31/2016

Basel Ratio	18.1%	19.1%
Tier I	15.4%	15.9%
Common Equity Tier I	15.4%	15.8%
Additional Tier I Capital	0.0%	0.1%
Tier II	2.8%	3.2%
Fixed Asset Ratio	24.6%	25.4%
Surplus Capital in Relation to Fixed Assets	33,113	34,298

Taking into consideration the capital base on March 31, 2017, should the Basel III rules established by the Central Bank of Brazil be applied immediately and fully, the core capital ratio would be 14.7% (14.0% on December 31, 2016, including the payment of additional interest on capital made in March 2017), including the merger of Citibank, the use of tax credits, and an early distribution of a payout installment above the mandatory minimum for the first quarter of 2017.

h) Stress testing

Stress testing is performed by Itaú Unibanco to evaluate the institution’s solvency in hypothetical, however, plausible, situations of systemic crisis and identify areas most susceptible to the impact of the stress that may require risk mitigation.

Since 2010, Itaú Unibanco has performed a process that simulates the impact of extreme economic and market conditions on the results and capital of the institution.

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To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined based on their relevance for the bank´s results and likelihood to occur and are submitted to the Board of Directors for approval.

Projections of macroeconomic variables (GDP, benchmark interest rate and inflation) and of the credit market (fundraising, loans, default rate, spread and fees) for these scenarios are generated based on exogenous shocks or by using models validated by an independent area.

The projections calculated sensitize the budgeted results and balance sheet and, consequently, affect the risk weighted assets and the capital and liquidity ratios.

This information allows to identify potential factors of risks on businesses, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics.

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Note 34 – Segment Information

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Retail Banking

The result of the Retail Banking segment arises from the offer of banking products and services to a diversified client base of account holders and non-account holders, individuals and companies. The segment includes retail clients, high net worth clients (Itaú Uniclass and Personnalité), and the corporate segment (very small and small companies). This segment comprises financing and lending activities carried out in units other than the branch network, and offering of credit cards, in addition to operations with Itaú Consignado.

•	Wholesale Banking

The result of the Wholesale Banking segment arises from the products and services offered to middle-market companies, private banking clients, from the activities of Latin America units, and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and performing as an investment banking unit.

•	Activities with the Market + Corporation

This segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil. The main index used to monitor the business performance is the Recurring Net Income and the Economic Capital allocated to each segment.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below:

•	Allocated capital and income tax rate

Based on the managerial income statement, the segment information considers the application of the following criteria:

Allocated capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. The Allocated Economic Capital (AEC) model was adopted for the financial statements by segments, and as from 2015, we changed the calculation methodology. The AEC considers, in addition to Tier I allocated capital, the effects of the calculation of expected loan losses, supplementary to the requirements of the Central Bank of Brazil, pursuant to CMN Circular No. 2.682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk. Based on the portion of allocated capital tier I, we calculated the Return on Allocated Economic Capital, which corresponds to an operational performance indicator consistently adjusted to the capital required to support the risk associated to asset and liability positions assumed, in conformity with our risk appetite.

Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column.

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•	Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

We describe below the main reclassifications between the accounting and managerial results:

Banking product: The banking product considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital.

Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income lines – and are now reclassified to the margin. The strategy to manage the foreign exchange risk associated to the capital invested abroad aims at preventing the effects of the exchange rates variation on income. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk, with investments remunerated in Brazilian Reais. The hedge strategy for foreign investments also considers the impact of all tax effects levied.

Insurance: Insurance business revenues and expenses were concentrated in Income related to Insurance, pension plan and capitalization operations. The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line.

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

•	Allowance for Loan Losses, which, under IFRS (IAS 39), should be recognized upon objective evidence that loan operations are impaired (incurred loss), and the Expected Loss concept is adopted according to Brazilian accounting standards;

•	Shares and units classified as permanent investments were stated at fair value under IFRS (IAS 39 and 32), and their gains and losses were directly recorded to Stockholders’ Equity, not passing through income for the period;

•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation; according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged.

•	Business combinations are accounted for under the acquisition method in IFRS (IFRS 3), in which the purchase price is allocated among assets and liabilities of the acquired company, and the amount not subject to allocation, if any, is recognized as goodwill. Such amount is not amortized, but is subject to an impairment test.

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ITAÚ UNIBANCO HOLDING S.A.

From January 1 to March 31, 2017

(In millions of Reais, except for share information)

			Activities with
	Retail	Wholesale	the Market +	ITAÚ		IFRS
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	consolidated
Banking product	17,280	7,140	2,553	26,973	2,540	29,513
Interest margin (1)	9,637	4,961	2,524	17,122	2,298	19,420
Banking service fees	5,746	2,085	13	7,844	428	8,272
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	1,897	94	16	2,007	(598)	1,409
Other income	-	-	-	-	412	412
Losses on loans and claims	(3,165)	(2,142)	(1)	(5,308)	(560)	(5,868)
Expenses for allowance for loan and lease losses	(3,549)	(1,842)	(1)	(5,392)	(1,004)	(6,396)
Impairment	-	(444)	-	(444)	444	-
Recovery of loans written off as loss	691	158	-	849	-	849
Expenses for claims / recovery of claims under reinsurance	(307)	(14)	-	(321)	-	(321)
Operating margin	14,115	4,998	2,552	21,665	1,980	23,645
Other operating income (expenses)	(8,802)	(3,473)	(420)	(12,695)	(1,545)	(14,240)
Non-interest expenses (2)	(7,717)	(3,154)	(219)	(11,090)	(1,409)	(12,499)
Tax expenses for ISS, PIS and COFINS and Other	(1,085)	(319)	(201)	(1,605)	(284)	(1,889)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	148	148
Net income before income tax and social contribution	5,313	1,525	2,132	8,970	435	9,405
Net income before income tax and social contribution	(1,979)	(345)	(443)	(2,767)	(760)	(3,527)
Income tax and social contribution	(51)	28	(4)	(27)	150	123
Net income	3,283	1,208	1,685	6,176	(175)	6,001

(1) Includes net interest and similar income and expenses of R$ 16,093 dividend income of R$ 5, net gain (loss) on investment securities and derivatives of R$ 2,770 and results from foreign exchange results and exchange variation of transactions abroad of R$ 552.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 390, amortization expenses of R$ 356 and insurance acquisition expenses of R$ 104.

Total assets (1) - 03/31/2017	901,298	574,624	107,882	1,413,269	(89,274)	1,323,995
Total liabilities - 03/31/2017	866,525	508,508	82,430	1,286,928	(97,092)	1,189,836

(1) Includes:
Investments in associates and joint ventures	1,186	-	3,226	4,412	661	5,073
Goodwill	1,333	6,171	-	7,504	2,069	9,573
Fixed assets, net	5,409	1,213	-	6,622	1,177	7,799
Intangible assets, net	6,356	895	-	7,251	(15)	7,236

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

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ITAÚ UNIBANCO HOLDING S.A.
From January 1 to March 31, 2016

(In millions of Reais except per share information)

			Activities with
	Retail	Wholesale	the Market +	ITAÚ		IFRS
Consolidated Statement of Income	Banking	Banking	Corporation	UNIBANCO	Adjustments	consolidated
Banking product	17,074	6,822	1,971	25,867	3,941	29,808
Interest margin (1)	9,646	4,947	1,964	16,557	3,995	20,552
Banking service fees	5,422	1,745	2	7,169	271	7,440
Income related to insurance, private pension, and capitalization operations before claim and selling expenses	2,006	130	5	2,141	(577)	1,564
Other income	-	-	-	-	252	252
Losses on loans and claims	(4,012)	(2,874)	90	(6,796)	940	(5,856)
Expenses for allowance for loan and lease losses	(4,413)	(2,908)	90	(7,231)	938	(6,293)
Impairment	-	-	-	-	-	-
Recovery of loans written off as loss	780	49	-	829	2	831
Expenses for claims / recovery of claims under reinsurance	(379)	(15)	-	(394)	-	(394)
Operating margin	13,062	3,948	2,061	19,071	4,881	23,952
Other operating income (expenses)	(8,652)	(2,763)	(511)	(11,926)	(1,351)	(13,277)
Non-interest expenses (2)	(7,587)	(2,460)	(364)	(10,411)	(976)	(11,387)
Tax expenses for ISS, PIS and COFINS and Other	(1,065)	(303)	(147)	(1,515)	(501)	(2,016)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	126	126
Net income before income tax and social contribution	4,410	1,185	1,550	7,145	3,530	10,675
Income tax and social contribution	(1,580)	(143)	(123)	(1,846)	(3,131)	(4,977)
Non-controlling interest in subsidiaries	(58)	-	(6)	(64)	77	13
Net income	2,772	1,042	1,421	5,235	476	5,711

(1) Includes net interest and similar income and expenses of R$ 16,021, dividend income of R$ 10, net gain (loss) on investment securities and derivatives of R$ 3,012 and foreign exchange results and exchange variation on transactions of abroad R$ 1,509.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 427, amortization expenses of R$ 243 and insurance acquisition expenses of R$ 210.

Total assets (1) - 12/31/20163	909,779	585,088	116,401	1,427,084	(73,843)	1,353,241
Total liabilities - 12/31/2016	877,792	525,390	80,810	1,299,869	(81,442)	1,218,427

(1) Includes:
Investments in associates and joint ventures	1,325	-	3,106	4,431	642	5,073
Goodwill	1,398	6,171	-	7,569	2,106	9,675
Fixed assets, net	5,635	1,177	-	6,812	1,230	8,042
Intangible assets, net	6,559	1,105	-	7,664	(283)	7,381

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	136

Information on the result of main services and products and noncurrent assets by geographic area are as follows:

	01/01 to 03/31/2017			01/01 to 03/31/2016
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	39,218	4,379	43,597	38,868	4,370	43,238
Income related to insurance, private pension and capitalization operations before claim and selling expenses	1,381	28	1,409	1,527	37	1,564
Banking service fees	7,533	739	8,272	6,891	549	7,440
Non-current assets (3)	12,425	2,610	15,035	13,299	2,124	15,423

(1)	Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions.
(2)	ITAÚ UNIBANCO HOLDING does not have clients representing 10% or higher of its revenues.
(3)	The amounts for comparative purposes refer to the 12/31/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	137

Note 35 – Related parties

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and the absence of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries and associated of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd, Itaúsa Empreendimentos S.A. and OKI Brasil Brasil Indústria e Comércio de Produtos de Tecnologia e Automação S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

The transactions with these related parties are mainly as follows:

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	138

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expenses)
				01/01 to	01/01 to
	Annual rate	03/31/2017	12/31/2016	03/31/2017	03/31/2016
Securities sold under repurchase agreements		(74)	(77)	(2)	(16)
Itaúsa Investimentos Itaú S.A.		(12)	-	-	-
Duratex S.A.	97,5% to 100% of CDI	(21)	(18)	(1)	(1)
Elekeiroz S.A.	97,5% of CDI	(4)	(3)	-	-
Itautec S.A.		-	(1)	-	(2)
Instituto Unibanco		-	-	-	(11)
Olimpia Promoção e Serviços S.A.	100% Selic	(14)	(14)	-	-
Conectcar Soluções de Mobilidade Eletrônica S.A.	85% to 97,5% of CDI	(9)	(24)	-	-
Other		(14)	(17)	(1)	(2)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(115)	(129)	(30)	5
Itaúsa Investimentos Itaú S.A.		-	-	1	-
Olimpia Promoção e Serviços S.A.		(2)	(2)	(5)	(6)
Fundação Itaú Unibanco - Previdência Complementar		(113)	(127)	12	10
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	2	-
OKI Brasil Indústria e Comércio de Produtos de Tecnologia e Automação S.A.		-	-	(41)	-
Other		-	-	1	1
Rental revenues (expenses)		-	-	(16)	(14)
Itaúsa Investimentos Itaú S.A.		-	-	(1)	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	(12)	(11)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(3)	(3)
Donation expenses		-	-	(38)	(22)
Instituto Itaú Cultural		-	-	(28)	(22)
Associação Cubo Coworking Itaú		-	-	(10)	-

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

b)	Compensation of the key management personnel

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Compensation	113	143
Board of directors	5	11
Executives	108	132
Profit sharing	39	39
Board of directors	1	1
Executives	38	38
Contributions to pension plans - executives	5	5
Stock option plan – executives	55	96
Total	212	283

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	139

Note 36 – Management risks

Credit risk

1.	Credit risk measurement

ITAÚ UNIBANCO HOLDING understands credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

ITAÚ UNIBANCO HOLDING has a credit risk control and management structure, centralized and independent from the business units, that establishes limits and mechanisms to mitigate risks, in addition to determining processes and instruments to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic scenario.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; among others, and external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others. The assessment process of policies and products enables ITAÚ UNIBANCO HOLDING to identify potential risks, so as to make sure that credit decisions make sense from an economic and risk perspective.

ITAÚ UNIBANCO HOLDING has a structured process to keep a diversified portfolio deemed as adequate by the institution. The ongoing monitoring on the concentration level of portfolios, by assessing the economic activity sectors and major debtors, enables it to take preventive measures, to prevent that defined limits are breached.

The table below shows the correspondence between risk levels attributed by all segments of ITAÚ UNIBANCO HOLDING internal models (lower risk, satisfactory, higher risk and impaired) and the probability of default associated with each of these levels, and the risk levels assigned by the respective market models.

External rating
Internal rating	PD	Moody's	S&P	Fitch
Lower risk	Lower or equal than 4.44%	Aaa to B2	AAA to B	AAA to B-
Satisfactory	From 4.44% up to 25.95%	B3 to Caa3	B- to CCC-	CCC+ to CCC-
Higher risk	Higher than 25.95%	Ca1 to D	CC+ to D	CC+ to D
Impairment	Corporate operations with a PD higher than 31.84%	Ca1 to D	CC+ to D	CC+ to D
Operations past due for over 90 days
Renegotiated operations past due for over 60 days

For individual, small and middle-market companies, credit rating is attributed based on application statistical models (in the early phases of ITAÚ UNIBANCO HOLDING’s relationship with the client) and behavior score (used for clients with which ITAÚ UNIBANCO HOLDING already has a relationship). Decisions are made based on these models, which are continuously monitored by an independent framework. Exceptionally, there can be an individual analysis of specific cases, in which credit approval is submitted to proper levels.

For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism.

In line with the principles of CMN Resolution N° 3,721, of April 30, 2009, ITAÚ UNIBANCO HOLDING has structure and corporate guidelines on credit risk management, approved by its Board of Directors, applicable to companies and subsidiaries in Brazil and abroad.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	140

2.	Credit risk management

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For this purpose, contractually provided actions can be taken, such as early settlement or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its recovery capacity in transactions involving credit risk. The guarantees used may be personal guarantees, collateral, legal structures with mitigation power and offset agreements.

For management purposes, for collaterals to be considered instruments that mitigate credit risk, they must comply with the requirements and standards of the rules that regulate them domestic or not, and be legally valid (effective), enforceable and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

4.	Policy on the provision

The policies on the provision adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized when there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue by more than 60 days and Corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	03/31/2017			12/31/2016
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	6,382	20,159	26,541	6,044	16,648	22,692
Securities purchased under agreements to resell	247,683	1,899	249,582	264,080	971	265,051
Financial assets held for trading	198,379	11,808	210,187	193,903	10,745	204,648
Financial assets designated at fair value through profit or loss	-	1,993	1,993	-	1,191	1,191
Derivatives	12,643	10,061	22,704	13,593	10,638	24,231
Available-for-sale financial assets	59,839	28,816	88,655	53,529	34,748	88,277
Held-to-maturity financial assets	27,065	11,783	38,848	27,436	13,059	40,495
Loan operations and lease operations	297,407	152,626	450,033	305,394	158,000	463,394
Other financial assets	43,820	6,003	49,823	47,914	6,003	53,917
Off balance sheet	262,475	39,645	302,120	259,854	39,973	299,827
Financial Guarantees Provided	63,601	8,622	72,223	62,172	8,621	70,793
Letters of credit to be released	6,889	-	6,889	6,660	-	6,660
Commitments to be released	191,985	31,023	223,008	191,022	31,352	222,374
Mortgage loans	3,808	-	3,808	4,389	-	4,389
Overdraft accounts	86,422	-	86,422	87,239	-	87,239
Credit cards	98,200	1,148	99,348	96,497	1,273	97,770
Other pre-approved limits	3,555	29,875	33,430	2,897	30,079	32,976
Total	1,155,693	284,793	1,440,486	1,171,747	291,976	1,463,723

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	141

The table above presents the maximum exposure at March 31, 2017 and December 31, 2016, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of Financial Guarantees Provided and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to Loan Operations, Financial Assets Held for Trading, and Securities Purchased Under Agreements to Resell, in addition to Financial Guarantees Provided and Other Commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	88.6% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 4.1% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	6.5% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1	Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	03/31/2017%		12/31/2016%
Public sector	2,995	0.6	3,051	0.6
Industry and commerce	107,480	22.5	112,067	22.8
Services	113,803	23.8	118,102	24.1
Natural resources	24,287	5.1	24,362	5.0
Other sectors	2,438	0.5	2,839	0.6
Individuals	226,843	47.5	229,945	46.9
Total	477,846	100.0	490,366	100.0

b)	Other financial assets (*)

	03/31/2017%		12/31/2016%
Natural resources	2,521	0.4	2,466	0.4
Public sector	255,451	40.0	249,745	38.7
Industry and commerce	10,129	1.6	10,435	1.6
Services	88,792	13.9	2,741	0.4
Other sectors	5,085	0.8	93,165	14.4
Individuals	409	0.1	290	0.0
Financial	276,123	43.2	287,743	44.5
Total	638,510	100.0	646,585	100.0

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (financial guarantees provided, letters of credit and commitments to be released) are not categorized or managed by business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	142

6.	Credit quality of financial assets

6.1	The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	03/31/2017				12/31/2016
		Loans					Loans
	Loans not	overdue	Loans		Loans not	Loans	overdue
	overdue and	not	overdue and		overdue and	overdue and	and
Internal rating	not impaired	impaired	impaired	Total loans	not impaired	not impaired	Impaired	Total loans
Lower risk	351,190	5,106	-	356,296	363,954	5,543	-	369,497
Satisfactory	62,694	7,405	-	70,099	62,883	6,904	-	69,787
Higher risk	13,258	6,968	-	20,226	13,767	6,998	-	20,765
Impairment	-	-	31,225	31,225	-	-	30,317	30,317
Total	427,142	19,479	31,225	477,846	440,604	19,445	30,317	490,366
%	89.4%	4.1%	6.5%	100.0%	89.8%	4.0%	6.2%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	03/31/2017					12/31/2016
	Lower risk	Satisfactory	Higher risk	Impaired	Total	Lower risk	Satisfactory	Higher risk	Impaired	Total
Individuals	121,194	37,894	10,990	10,046	180,124	122,112	38,910	11,362	10,763	183,147
Credit cards	40,685	10,435	1,825	3,271	56,216	42,432	11,212	1,866	3,512	59,022
Personal	6,689	6,557	8,099	4,438	25,783	6,414	6,298	8,264	4,837	25,813
Payroll loans	27,247	15,722	500	1,379	44,848	26,624	15,972	609	1,431	44,636
Vehicles	11,034	2,739	500	553	14,826	11,378	2,911	554	591	15,434
Mortgage loans	35,539	2,441	66	405	38,451	35,264	2,517	69	392	38,242

Corporate	94,747	4,795	6	15,890	115,438	102,162	5,447	7	14,138	121,754

Small and medium businesses	39,760	9,906	4,271	3,449	57,386	40,534	10,084	4,671	3,646	58,935

Foreign loans - Latin America	100,595	17,504	4,959	1,840	124,898	104,689	15,346	4,725	1,770	126,530
Total	356,296	70,099	20,226	31,225	477,846	369,497	69,787	20,765	30,317	490,366
%	74.6%	14.7%	4.2%	6.5%	100.0%	75.4%	14.2%	4.2%	6.2%	100.0%

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	143

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	03/31/2017				12/31/2016
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated
Corporate

Large companies	94,609	4,578	6	99,193	101,612	5,076	7	106,695

II- Collectively-evaluated

Individuals	119,188	33,658	6,722	159,568	120,221	34,851	7,155	162,227
Credit card	40,342	9,551	1,023	50,916	42,158	10,445	1,083	53,686
Personal	6,588	6,085	5,263	17,936	6,317	5,864	5,538	17,719
Payroll loans	26,967	15,309	365	42,641	26,383	15,606	447	42,436
Vehicles	10,508	1,800	56	12,364	10,821	1,947	68	12,836
Mortgage loans	34,783	913	15	35,711	34,542	989	19	35,550

Small and medium businesses	39,269	8,769	2,937	50,975	39,983	9,011	3,235	52,229

Foreign loans and Latin America	98,124	15,689	3,593	117,406	102,138	13,945	3,370	119,453

Total	351,190	62,694	13,258	427,142	363,954	62,883	13,767	440,604

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	03/31/2017				12/31/2016
	Overdue by	Overdue from	Overdue from		Overdue by	Overdue from	Overdue from
	up to 30 days	31 to 60 days	61 to 90 days	Total	up to 30 days	31 to 60 days	61 to 90 days	Total
Individuals	6,100	3,012	1,398	10,510	5,976	2,772	1,410	10,158
Credit card	1,036	489	503	2,028	937	442	446	1,825
Personal	2,088	939	383	3,410	1,850	993	414	3,257
Payroll loans	458	223	148	829	439	168	161	768
Vehicles	1,262	475	171	1,908	1,382	448	177	2,007
Mortgage loans	1,256	886	193	2,335	1,368	721	212	2,301

Corporate	214	82	59	355	790	72	58	920

Small and medium businesses	1,882	797	282	2,961	1,928	816	316	3,060

Foreign loans - Latin America	4,323	971	359	5,653	3,965	899	443	5,307
Total	12,519	4,862	2,098	19,479	12,659	4,559	2,227	19,445

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	144

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

03/31/2017
	Interbank deposits		Financial assets			Held-to-
	and securities		designated at fair		Available-for-	maturity
	purchased under	Held-for-trading	value through profit	Derivatives	sale financial	Financial
Internal rating	agreements to resell	financial assets	or loss	assets	assets	assets	Total
Lower risk	276,123	210,169	1,993	22,280	84,976	37,023	632,564
Satisfactory	-	8	-	130	307	-	445
Higher risk	-	10	-	294	1,269	-	1,573
Impairment	-	-	-	-	2,103	1,825	3,928
Total	276,123	210,187	1,993	22,704	88,655	38,848	638,510
%	43.2	32.9	0.3	3.6	13.9	6.1	100.0

12/31/2016
	Interbank deposits		Financial assets			Held-to-
	and securities		designated at fair		Available-for-	maturity
	purchased under	Held-for-trading	value through profit	Derivatives	sale financial	financial
Internal rating	agreements to resell	financial assets	or loss	assets	assets	assets	Total
Lower risk	287,743	204,621	1,191	23,943	83,974	39,008	640,480
Satisfactory	-	19	-	87	980	294	1,380
Higher Risk	-	8	-	201	1,227	-	1,436
Impairment	-	-	-	-	2,096	1,193	3,289
Total	287,743	204,648	1,191	24,231	88,277	40,495	646,585
%	44.4	31.7	0.2	3.7	13.7	6.3	100.0

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	145

6.1.3 Collateral held for loan and lease operations portfolio

	03/31/2017				12/31/2016
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
	Carrying		Carrying		Carrying		Carrying
	value of the	Fair value of	value of the	Fair value of	value of the	Fair value of	value of the	Fair value of
Financial effect of collateral	assets	collateral	assets	collateral	assets	collateral	assets	collateral
Individuals	52,235	128,699	815	749	51,587	128,555	790	743
Personal	545	1,434	645	610	443	1,297	682	652
Vehicles	13,419	35,082	169	138	13,039	35,995	107	90
Mortgage loans	38,271	92,183	1	1	38,105	91,263	1	1

Small, medium businesses and corporate	119,719	364,528	12,013	9,063	122,353	368,937	12,324	6,729

Foreign loans - Latin America	96,194	155,743	8,313	3,479	97,374	155,923	9,420	4,803

Total	268,148	648,970	21,141	13,291	271,314	653,415	22,534	12,275

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 188,557 (R$ 196,518 at 12/31/2016).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal – This category of credit products usually requires collateral, focusing on financial guarantees provided.

Vehicles – For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage loans – Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety / joint debtor, Mortgage and others).

Foreign loans – Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

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7.	Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period:

	01/01 to	01/01 to
	03/31/2017	03/31/2016
Real estate not for own use	73	-
Residential properties - mortgage loans	52	137
Vehicles - linked to loan operations	1	4
Other (vehicles / furniture / equipments) - dation	106	5
Total	232	146

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	147

Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING monitors and controls the risks of variations in financial instruments market values due market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure of limits, alerts, models and adequate management tools.

The policy of risk management the ITAÚ UNIBANCO HOLDING is in line with the principles of CMN Resolution No. 3,464 of June 26, 2007, and posterior amendments, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance / Rules and Policies / Public Access Report - Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieve a balance between business objectives, considering among others:

•	Political, economic and market context;

•	Portfolio profile of ITAÚ UNIBANCO HOLDING;

•	Capacity to operate in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING is conducted within the governance and hierarchy of committees and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings covers from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk ranges from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility and the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and

•	Within one month, for proper committees.

Daily risk reports, used by the business and control departments, are issued for senior management. Additionally, the risk control and management process is submitted to periodic reviews for the purpose of keeping it in line with the best market practices and adherent to the ongoing improvement processes at ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by panels. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

The purpose of market risk of ITAÚ UNIBANCO HOLDING structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING and the risk-return objective;

•	Promoting disciplined and educated discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks to optimize results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	148

•	Monitoring and avoiding risk concentration.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. For that purpose, ITAÚ UNIBANCO HOLDING has a structured reporting and information process and an information flow that provides input for the follow-up by committees and complies with the requirements of Brazilian and foreign regulatory agencies.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in market factors and maintaining the classification the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness (retrospective and prospective) and other changes in the accounting process. Accounting and managerial hedge are governed by corporate guidelines of ITAÚ UNIBANCO HOLDING.

For a detailed vision of the accounting hedge topic, see Note 9 – Hedge accounting.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the National Monetary Council Resolution No. 3,464 and BACEN Circular No. 3,354 of July 27, 2007.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates: the risk of losses from transactions subject to interest rate variations, foreign-currency coupons and price-index coupons;

•	Currencies: the risk of losses from transactions subject to foreign exchange rate variation;
•	Shares: the risk of losses from transactions subject to share price variations;
•	Commodities: the risk of losses from transactions subject to commodity price variations.

The CMN has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Inflation rates are addressed as a group of risk factors and received the same treatment as the other risk factors, such as interest rates, exchange rates, etc., and follow the structure of risk and limits governance adopted by ITAÚ UNIBANCO HOLDING to manage market risk.

Market risk is analyzed based on the following metrics:

•	Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence level;

•	Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios) in the portfolio;

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain financial instruments or risk factor calculated at market value (“MtM – Mark to Market”); and

•	Stressed VaR: statistical metric resulting from the VaR calculation, with the purpose of capturing the highest risk in simulations for the current portfolio, considering the returns that can be observed in historic scenarios of extreme volatility.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	149

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occur, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

Consolidated VaR of ITAÚ UNIBANCO HOLDING is calculated through the Historical Simulation methodology, which fully reflects all its positions based on the historical series of asset prices. In the first quarter of 2016, o ITAÚ UNIBANCO HOLDING opted for including the exposures of each foreign unit in the calculation of ITAÚ UNIBANCO HOLDING’s Consolidated VaR, so as to take into account the risk factors of these units, thus improving the methodology used.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios.

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital in the period. In this quarter, the Total Average VaR remained lower than 1% of ITAÚ UNIBANCO HOLDING`s stockholders` equity, in line with that recorded in the previous quarter.

From January 1st to March 31, 2017, the average total VaR in Historical Simulation was R$ 363.7, or 0.27% of total stockholders’ equity (throughout 2016 it was R$ 236.6 or 0.18% of total stockholders’ equity).

	(in R$ million)
	VaR Total - Historical Simulation
	03/31/2017				12/31/2016
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
Risk factor group
Interest rates	669.9	583.6	786.4	759.4	482.5	323.7	607.4	607.4
Currencies	16.9	8.8	25.5	20.6	18.4	6.8	33.2	17.0
Shares	43.8	39.2	47.8	42.9	45.2	34.0	63.3	44.3
Commodities	1.1	0.8	1.6	1.1	1.7	0.7	4.0	0.8
Effect of diversification				(393.1)				(339.7)
Total risk	363.7	304.8	452.6	430.9	236.6	155.1	341.5	329.8

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2017	150

Interest rate

The table on the position of accounts subject to interest rate risk group them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	03/31/2017						12/31/2016
	0-30	31-180	181-365	1-5	Over 5		0-30	31-180	181-365	1-5	Over 5
	days	days	days	years	years	Total	days	days	days	years	years	Total
Interest-bearing assets	390,823	196,025	100,615	337,854	173,202	1,198,519	389,843	219,332	95,331	347,743	167,400	1,219,649
Interbank deposits	18,437	4,695	2,255	1,154	-	26,541	13,286	4,676	3,541	1,189	-	22,692
Securities purchased under agreements to resell	197,920	51,387	241	19	15	249,582	201,525	63,180	35	281	30	265,051
Central Bank compulsory deposits	82,163	-	-	-	-	82,163	82,698	-	-	-	-	82,698
Held-for-trading financial assets	7,308	16,239	12,801	117,830	56,009	210,187	6,971	14,194	13,041	118,050	52,392	204,648
Financial assets held for trading and designated at fair value through profit or loss	-	-	1,993	-	-	1,993	-	-	1,191	-	-	1,191
Available-for-sale financial assets	4,396	6,863	7,851	41,035	28,510	88,655	5,994	10,539	7,103	38,969	25,672	88,277
Held-to-maturity financial assets	381	679	8,727	10,819	18,242	38,848	1,370	528	600	19,376	18,621	40,495
Derivatives	5,784	5,133	2,356	6,328	3,103	22,704	5,815	5,470	2,826	6,940	3,180	24,231
Loan and lease operations portfolio	74,434	111,029	64,391	160,669	67,323	477,846	72,184	120,745	66,994	162,938	67,505	490,366
Interest-bearing liabilities	308,933	95,797	112,378	263,545	67,821	848,474	325,240	90,653	111,907	287,433	62,298	877,531
Savings deposits	107,046	-	-	-	-	107,046	108,250	-	-	-	-	108,250
Time deposits	26,066	27,109	16,195	75,623	7,361	152,354	30,554	28,249	17,110	78,032	2,329	156,274
Interbank deposits	713	3,247	417	39	-	4,416	1,176	1,918	625	36	2	3,757
Deposits received under repurchase agreements	160,965	9,974	58,726	81,035	19,277	329,977	172,411	6,844	55,314	97,056	17,539	349,164
Interbank market	9,303	38,207	27,675	47,539	10,065	132,789	6,535	38,590	30,227	50,590	9,541	135,483
Institutional market	645	13,429	7,525	44,912	28,571	95,082	951	11,490	6,612	46,883	30,303	96,239
Derivatives	4,193	3,787	1,809	10,894	2,442	23,125	5,294	3,555	1,961	11,394	2,494	24,698
Financial liabilities held for trading	2	44	31	300	105	482	69	7	58	295	90	519
Liabilities for capitalization plans	-	-	-	3,203	-	3,203	-	-	-	3,147	-	3,147
Difference asset / liability (2)	81,890	100,228	(11,763)	74,309	105,381	350,045	64,602	128,680	(16,576)	60,310	105,102	342,118
Cumulative difference	81,890	182,118	170,355	244,664	350,045		64,602	193,282	176,706	237,016	342,118
Ratio of cumulative difference to total interest-bearing assets	6.8%	15.2%	14.2%	20.4%	29.2%		5.3%	15.8%	14.5%	19.4%	28.1%

(1)	Remaining contractual terms.

(2)	The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

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Position of accounts subject to currency risk

	03/31/2017
		Chilean
Assets	Dollar	Peso	Other	Total
Cash and deposits on demand	8,420	1,980	3,361	13,761
Central Bank compulsory deposits	-	-	-	-
Interbank deposits	5,844	1,579	12,736	20,159
Securities purchased under agreements to resell	929	418	552	1,899
Financial assets held for trading	6,832	345	4,631	11,808
Financial assets designated at fair value through profit or loss	1,993	-	-	1,993
Derivatives	4,475	5,042	544	10,061
Available-for-sale financial assets	19,511	4,947	4,358	28,816
Held-to-maturity financial assets	11,295	-	488	11,783
Loan operations and lease operations portfolio, net	40,386	71,065	41,175	152,626
Total assets	99,685	85,376	67,845	252,906

	03/31/2017
		Chilean
Liabilities	Dollar	Peso	Other	Total
Deposits	37,583	44,916	48,062	130,561
Securities sold under repurchase agreements	17,629	375	2,371	20,375
Financial liabilities held for trading	482	-	-	482
Derivatives	4,546	4,351	369	9,266
Interbank market debt	34,237	4,709	3,190	42,136
Institutional market debt	35,997	26,795	3,221	66,013
Total liabilities	130,474	81,146	57,213	268,833

Net position	(30,789)	4,230	10,632	(15,927)

	12/31/2016
		Chilean
Assets	Dollar	Peso	Other	Total
Cash and deposits on demand	6,719	1,581	3,164	11,464
Central Bank compulsory deposits	81	-	5,288	5,369
Interbank deposits	8,860	1,007	6,781	16,648
Securities purchased under agreements to resell	199	112	660	971
Financial assets held for trading	6,833	305	3,607	10,745
Financial assets designated at fair value through profit or loss	1,191	-	-	1,191
Derivatives	5,313	4,873	452	10,638
Available-for-sale financial assets	22,513	8,337	3,898	34,748
Held-to-maturity financial assets	12,519	-	540	13,059
Loan operations and lease operations portfolio, net	43,641	73,325	41,034	158,000
Total assets	107,869	89,540	65,424	262,833

	12/31/2016
		Chilean
Liabilities	Dollar	Peso	Other	Total
Deposits	37,824	51,330	47,331	136,485
Securities sold under securities repurchase agreements	18,353	27	2,558	20,938
Financial liabilities held for trading	519	-	-	519
Derivatives	4,783	4,105	282	9,170
Interbank market debt	34,659	5,932	2,451	43,042
Institutional market debt	37,077	23,643	3,284	64,004
Total liabilities	133,215	85,037	55,906	274,158

Net position	(25,346)	4,503	9,518	(11,325)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

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Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – mismatching between payments and receipts - which may affect payment capacity of ITAÚ UNIBANCO HOLDING, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and procedures

The management of liquidity risks seeks to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding and the terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to improve the monitoring, control and analysis, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

The document that details the guidelines established by the internal policy on liquidity risk management, that is not part of the financial statements, may be viewed on the website www.itau.com.br/relacoes-com-investidores, in the section Corporate Governance/Rules and Policies / Public Access Report – Liquidity Risk.

The liquidity risk measurement process makes use of corporate and own in-house developed application systems. ITAÚ UNIBANCO HOLDING manages proprietary IT systems to support the liquidity risk measurement process.

Additionally, ITAÚ UNIBANCO HOLDING establishes guidelines and limits. Compliance with these guidelines and limits is periodically analyzed in technical committees, and their purpose is to provide an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the top management.

These scenarios may be reviewed in view of cash requirements resulting from atypical market situations or arising from strategic decisions of ITAÚ UNIBANCO HOLDING.

In compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular N° 3,749 of March 5, 2015 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and charts that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;

•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors;

In compliance with Circular nº 3.724 of BACEN, banks holding total assets over R$ 100 billion are required, since October 2015, to report a standardized Liquidity Coverage Ratio (LCR) ratio to the Central Bank of Brazil. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international of Basileia.

The summarized calculation of the indicator is as follows. In 2017, the minimum indicator requirement is 80%. For more detail on the short-term liquidity indicator, that is not part of the financial statements, visit investor- relations, section Corporate Governance / Risk and Capital Management – Pillar 3.

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1st quarter 2017
Information on the Liquidity Coverage Ratio (LCR)	Total Adjusted Amount(1)
Total high-quality liquid assets (2)	187,469
Total potential cash outflows (3)	88,901
Liquidity Coverage Ratio (%)	210.9%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3.749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower.

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 591,5 billion (R$ 612.7 billion at 12/31/2016), particularly funding from time deposits. A considerable portion of these funds – 33,9% of total, or R$ 200,2 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

	03/31/2017			12/31/2016
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	194,935	324,926		201,113	329,414
Demand deposits	61,108	61,108	10.3	61,133	61,133	10.0
Savings deposits	107,046	107,046	18.1	108,250	108,250	17.7
Time deposits	26,066	152,354	25.8	30,554	156,274	25.5
Other	715	4,418	0.7	1,176	3,757	0.6
Funds from acceptances and issuance of securities (1)	3,142	96,356	16.3	3,091	93,711	15.3
Funds from own issue (2)	1,984	116,961	19.8	2,561	132,149	21.6
Subordinated debt	151	53,226	9.0	628	57,420	9.4
Total	200,212	591,469	100.0	207,393	612,694	100.0

(1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the period of 2017, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and government securities – available, detailed in the table Undiscounted future flows – Financial assets) totaled R$ 168.9 billion and accounted for 84.4% of the short term redeemable obligations, 28.6% of total funding, and 18.9% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

	03/31/2017	12/31/2016
Liquidity indicators	%	%
Net assets (1) / funds within 30 days (2)	84.4	84.2
Net assets (1) / total funds (3)	28.6	28.5
Net assets (1) / total assets (4)	18.9	19.0

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets.

(2) Table Funding from clients (Total Funding from clients 0-30 days).

(3) Table funding from clients (Total funding from clients).

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 891,674 (R$ 918,080 at 12/31/2016).

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The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	03/31/2017					12/31/2016
	0 - 30	31 - 365	366 - 720	Over 720		0 - 30	31 - 365	366 - 720	Over 720
Financial assets (1)	days	days	days	days	Total	days	days	days	days	Total
Cash and deposits on demand	20,224	-	-	-	20,224	18,542	-	-	-	18,542
Interbank investments	225,407	41,846	1,133	275	268,661	219,066	58,275	1,171	292	278,804
Securities purchased under agreements to resell – Funded position (2)	64,105	-	-	-	64,105	77,452	-	-	-	77,452
Securities purchased under agreements to resell – Financed position	142,829	34,696	16	-	177,541	128,303	49,749	-	-	178,052
Interbank deposits	18,473	7,150	1,117	275	27,015	13,311	8,526	1,171	292	23,300
Securities	84,365	13,323	13,891	72,702	184,281	82,163	16,757	12,415	74,479	185,814
Government securities - available	78,777	67	65	5,645	84,554	75,310	20	40	6,088	81,458
Government securities – subject to repurchase commitments	22	5,310	6,831	11,399	23,562	556	4,732	5,990	14,808	26,086
Private securities - available	5,566	7,735	6,466	50,719	70,486	6,297	11,728	5,424	47,866	71,315
Private securities – subject to repurchase commitments	-	211	529	4,939	5,679	-	277	961	5,717	6,955
Derivative financial instruments	5,784	7,489	2,546	6,885	22,704	5,815	8,296	3,159	6,961	24,231
Net position	5,784	7,489	2,546	6,885	22,704	5,815	8,296	3,159	6,961	24,231
Swaps	223	1,595	1,705	6,326	9,849	828	1,967	1,497	6,250	10,542
Option	484	3,142	422	151	4,199	354	2,881	1,397	160	4,792
Forward (onshore)	4,492	812	-	-	5,304	3,947	1,024	-	-	4,971
Other derivative financial instruments	585	1,940	419	408	3,352	686	2,424	265	551	3,926
Loan and lease operations portfolio (3)	47,129	156,172	81,194	214,059	498,554	61,602	176,002	81,224	211,908	530,736
Total financial assets	382,909	218,830	98,764	293,921	994,424	387,188	259,330	97,969	293,640	1,038,127

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 84,630 (R$ 85,700 at 12/31/2016), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 3,542 (R$ 4,329 at 12/31/2016) which securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 42,909 (R$ 43,837 at 12/31/2016) and the amount of liabilities from transactions related to credit assignments R$ 5,528 (R$ 5,711 at 12/31/2016).

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Undiscounted future flows except for derivatives	03/31/2017					12/31/2016
	0 – 30	31 – 365	366 – 720	Over 720		0 – 30	31 – 365	366 – 720	Over 720
Financial liabilities	days	days	days	days	Total	days	days	days	days	Total
Deposits	200,384	51,846	10,988	105,626	368,844	201,167	44,545	13,106	107,055	365,873
Demand deposits	61,108	-	-	-	61,108	61,133	-	-	-	61,133
Savings deposits	107,046	-	-	-	107,046	108,250	-	-	-	108,250
Time deposit	31,328	48,311	10,982	105,593	196,214	30,295	41,971	13,088	107,033	192,387
Interbank deposits	900	3,535	6	33	4,474	1,489	2,574	18	22	4,103
Other deposits	2	-	-	-	2	-	-	-	-	-

Compulsory deposits	(37,426)	(15,770)	(3,561)	(27,873)	(84,630)	(42,314)	(13,885)	(3,985)	(25,516)	(85,700)
Demand deposits	(2,468)	-	-	-	(2,468)	(8,092)	-	-	-	(8,092)
Savings deposits	(24,817)	-	-	-	(24,817)	(24,791)	-	-	-	(24,791)
Time deposit	(10,141)	(15,770)	(3,561)	(27,873)	(57,345)	(9,431)	(13,885)	(3,985)	(25,516)	(52,817)

Securities sold under repurchase agreements (1)	203,045	69,348	41,937	61,950	376,280	209,521	59,771	42,410	87,069	398,771
Government securities	167,532	11,599	5,863	27,716	212,710	168,301	5,600	5,764	33,812	213,477
Private securities	8,514	57,740	36,074	34,234	136,562	13,753	54,171	36,646	53,257	157,827
Foreign	26,999	9	-	-	27,008	27,467	-	-	-	27,467

Funds from acceptances and issuance of securities (2)	3,054	38,358	27,288	40,132	108,832	3,003	35,659	28,974	36,858	104,494

Borrowing and onlending (3)	5,660	46,958	11,853	19,452	83,923	5,077	46,527	11,000	20,943	83,547

Subordinated debt (4)	466	13,190	11,126	43,324	68,106	271	13,501	16,621	41,043	71,436

Derivative financial instruments	4,193	5,596	4,311	9,025	23,125	5,294	5,516	3,726	10,162	24,698
Net position	4,193	5,596	4,311	9,025	23,125	5,294	5,516	3,726	10,162	24,698
Swaps	96	1,572	3,471	8,181	13,320	461	1,702	2,352	8,706	13,221
Option	376	2,303	359	133	3,171	837	1,888	1,116	711	4,552
Forward (onshore)	3,018	-	-	-	3,018	3,530	-	-	-	3,530
Other derivative financial instruments	703	1,721	481	711	3,616	466	1,926	258	745	3,395

Total financial liabilities	379,377	209,526	103,942	251,636	944,481	382,019	191,634	111,852	277,614	963,119

(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

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	03/31/2017					12/31/2016
	0 – 30	31 – 365	366 – 720	Over 720		0 – 30	31 – 365	366 – 720	Over 720
Off balance sheet	days	days	days	days	Total	days	days	days	days	Total
Financial Guarantees Provided	3,094	15,596	4,765	48,768	72,223	1,645	16,203	5,603	47,342	70,793
Commitments to be released	95,896	35,210	8,831	83,071	223,008	90,279	42,522	11,657	77,916	222,374
Letters of credit to be released	6,889	-	-	-	6,889	6,660	-	-	-	6,660
Contractual commitments - Fixed assets and Intangible (Notes 15 and 16)	-	449	-	-	449	-	310	-	-	310
Total	105,879	51,255	13,596	131,839	302,569	98,584	59,035	17,260	125,258	300,137

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Social and Environmental Risk

ITAÚ UNIBANCO HOLDING understands social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities.

Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to risk identification, giving priority, responding to, monitoring and reporting assessed risks serve to supplement ITAÚ UNIBANCO HOLDING’s social and environmental risk management.

The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by the technical support of the legal and risk control area, which has teams specialized in the social and environmental risk management. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. The governance also has the support of the Social and Environmental Risk Committee, primarily responsible for resolving institutional views related to the exposure to the social and environmental risk in connection with ITAÚ UNIBANCO HOLDING’s activities and operations.

ITAÚ UNIBANCO HOLDING consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, ITAÚ UNIBANCO HOLDING has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which ITAÚ UNIBANCO HOLDING has been awarded.

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Note 37 – Supplementary information

Citibank’s retail operations

On October 8, 2016, ITAÚ UNIBANCO HOLDING S.A. entered, by means of its subsidiaries, into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (Citibank) for the acquisition of the retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 710.

This operation will involve the corporate restructuring of some companies of the Citibank conglomerate so that the retail business in Brazil is spun off and transferred to the companies that will be the subject matter of the acquisition.

The effective acquisitions and financial settlements will take place after compliance with some contractual conditions and the obtainments of the necessary regulatory authorizations.

This acquisition will not have accounting impacts on ITAÚ UNIBANCO HOLDING's results.

Sale of Group Life Insurance Portfolio

On September 19, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into a purchase and sale share agreement with Prudential do Brasil Seguros de Vida S.A. (Prudential) whereby 100% of its group life insurance operations, which account for approximately 4% of the total assets belonging to Itaú Seguros S.A. (Itaú Seguros), controlled by ITAÚ UNIBANCO HOLDING CONSOLIDATED, were sold.

To complete the transaction, Itaú Seguros was split and group life insurance operations were transferred to IU Seguros S.A. (IU Seguros), whose total capital was sold to Prudential on April 1, 2017, after conditions precedent, which included obtaining approval of relevant regulatory authorities, were met.

This transaction reiterates ITAÚ UNIBANCO HOLDING CONSOLIDATED´s strategy to focus on massive insurance products and services, typically associated with retail banking, and it is not expected to have significant accounting effects on the results of its operations.

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